                                                FILED PURSUANT TO RULE 424(B)(1)
                                                REGISTRATION NO. 333-70543

                                2,500,000 SHARES

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

TWEETER LOGO                     BRYN MAWR LOGO                  HI FI BUYS LOGO
                                  COMMON STOCK

This is a public offering of 2,500,000 shares of common stock of Tweeter Home Entertainment Group, Inc. Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. Tweeter is selling 500,000 shares in this offering, and the selling stockholders identified in this prospectus are selling 2,000,000 shares.

Tweeter's common stock is quoted on the Nasdaq National Market under the symbol, "TWTR." On January 27, 1999, the last reported sale price of the common stock was $30.75 per share.

AN INVESTMENT IN THE COMMON STOCK OF TWEETER INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                              PER SHARE                TOTAL
                                              ---------                -----
  Public offering price................         $30.25              $75,625,000
  Underwriting discount................         $1.58                $3,950,000
  Proceeds to Tweeter..................         $28.67              $14,335,000
  Proceeds to the selling
     stockholders......................         $28.67              $57,340,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Tweeter has granted the underwriters the right to purchase up to 375,000 additional shares to cover any over-allotments.

                            ------------------------

The shares should be delivered through the facilities of the Depository Trust Company on or about February 2, 1999.

BT ALEX. BROWN

                         PAINEWEBBER INCORPORATED
                                               DAIN RAUSCHER WESSELS
                                                  A DIVISION OF DAIN RAUSCHER
                                                         INCORPORATED

                                JANUARY 27, 1999

                DESCRIPTION OF INSIDE FRONT COVER PAGE GRAPHICS

The graphics on the inside front cover page consist of one photograph headed by a solid field with inset text heading and three different logos, which solid field heading and photograph are located in the top of two thirds of the page.

The photograph (without solid field heading) measures approximately 7.675 inch (width) by 5.25 inch (length). The solid field heading measures approximately
7.675 inch (width) by 1.875 inch (length) (based on an 8.5 inch by 11 inch page). The entire graphic is centered from side-to-side. The text in the solid field heading reads "Tweeter Home Entertainment Group." Below the text heading are the three logos from left to right as follows:

        1. "Tweeter, etc.;"

        2. "Bryn Mawr Stereo & Video;" and

        3. "HiFi Buys."

The photograph is a store-deep perspective showing general store layout and product displays with a checkout counter in the foreground where three employees are assisting customers.

When we refer in this prospectus to "mid to high-end" products or the like, we mean, when referring to audio products, products primarily in the $200 to $4,000 retail price range, and when referring to video products, products primarily in the $500 to $7,500 retail price range.

"Tweeter, ect.," "Tweeter," "Bryn Mawr Stereo," "Bryn Mawr," "HiFi Buys," "Automatic Price Protection" and "Wise Buys" are service marks of Tweeter.

           DESCRIPTION OF INSIDE FRONT COVER FOLDOUT INSERT GRAPHICS

The graphics on the inside front cover foldout insert consist of eight photographs of various sizes which approximately measure from 1.75 inch (width) by 1.75 inch (length) up to 4 inch (width) by 2.75 inch (length) (based on an 11 inch by 17 inch page), overlapping three black, 0.25 inch-high horizontal lines with inset white text, equally vertically spaced, the first of which is approximately 2.25 inch from the top of the page.

Beginning at the top third of the page, there are two photographs overlapping the first horizontal line, one showing the exterior of a Tweeter, etc. store and one showing the showroom of the same. The text on the first horizontal line to which these two photographs relate reads "24 Tweeter, etc. Locations in New England."

In the second third of the page there are two photographs overlapping the second horizontal line, one showing the exterior of a Bryn Mawr Stereo & Video store and one showing the showroom of the same. The text on the second horizontal line to which these two photographs relate reads "18 Bryn Mawr Stereo & Video Locations in the Mid-Atlantic."

In the bottom third of the page there are two photographs overlapping the third horizontal line, one showing the exterior of a HiFi Buys store and one showing a car stereo showroom. The text on the third horizontal line to which these two photographs relate reads "11 HiFi Buys Locations in Southeast."

Below the third horizontal line are two photographs, side-by-side, with 0.375 inch black borders, the left of which shows a large screen television, the right of which shows a home theater room in a Tweeter, etc. store. Above these two photographs is the caption "Products on the Cutting Edge."

The insert has text centered at the bottom of the left half of the insert reading "Automatic Price Protection(SM)."

                               PROSPECTUS SUMMARY

Investors should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus before making an investment decision.

This prospectus contains forward-looking statements regarding Tweeter's performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. Therefore, this prospectus, and especially the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains a discussion of some of the factors and risks that could contribute to those differences.

                                    TWEETER

Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. We operate 53 stores under the Tweeter, etc. name in the New England market, the Bryn Mawr Stereo & Video name in the Mid-Atlantic market and the HiFi Buys name in the Southeast market. Our stores feature an extensive selection of home and car audio systems and components, portable audio equipment and home video products, including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. We differentiate ourselves by focusing on consumers who seek audio and video products with advanced features, functionality and performance. We do not offer personal computers or home office equipment. We seek to build name recognition and customer loyalty by combining quality products and knowledgeable sales associates with a high level of service and competitive prices. Audio Video International Magazine recognized us as the "Consumer Electronics Retailer of the Year" in both 1996 and 1997. The TWICE Consumer Electronics Retail Registry named us the fastest growing consumer electronics retailer in the United States in 1997 and 1998.

BUSINESS STRATEGY

Our goal is to become the nation's leading specialty retailer of high quality audio and video products to our targeted customer base. To achieve this objective, we have implemented an operating model that includes:

        - A deep merchandise selection focused on mid to high-end audio and video products, including limited distribution products which accounted for approximately 41% of our sales for fiscal 1998;

        - Exceptional customer service based upon relationship and knowledge-based selling that is critical to higher-end products;

        - Every day competitive pricing featuring our patented Automatic Price Protection program; and

        - A dynamic and inviting retail environment.

We believe that the quality and knowledge of our sales associates are critical to our success and represent a significant competitive advantage. Sales consultants initially receive five weeks of intensive classroom training and five to fifteen days of additional training per year, both in the store and at regional training centers. Our relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure sales environment that engenders long term customer loyalty. An integral part of our relationship selling model is our Automatic Price Protection program. We designed this program to remove pricing concerns from the purchase decision and to allow customers and the sales staff to focus on product functionality, performance and quality. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of the store advertises a lower price within 30 days, we automatically send a check to the customer for the difference without requiring the customer to request the payment.

STORE FORMAT

Our store prototype is 10,000 square feet with brightly painted interiors, often in pastel colors. Many stores exhibit hand painted murals and other decorative artwork. Unlike many competitors whose stores contain large, open spaces, our stores feature individual sound rooms with practical displays that allow customers to sample and compare the features and functions of products in various combinations. The sound rooms architecturally and acoustically resemble a home or car environment so the customer can hear and see how products will perform. Each store contains a traditional television wall, and many stores contain a movie theater room complete with theater-style seats to showcase home theater products. Some stores display a car on the selling floor that features a state-of-the-art car stereo system.

INDUSTRY

We believe that the consumer electronics industry is large, growing and fragmented, with significant consolidation opportunities. We estimate that retail sales of audio and video products were approximately $30 billion in 1997. We also estimate that between 1990 and 1997, the audio and video segments expanded at a compound annual growth rate of 2.3%. We believe that new digital technologies present the possibility for accelerated growth. The expansion of large format national chains has created competitive pressures for smaller specialty stores that may be successfully differentiated but lack an adequate scale of operations or purchasing power to operate on a stand-alone basis. We believe that these regional specialty operations provide acquisition opportunities.

GROWTH STRATEGY

Tweeter has developed an aggressive growth strategy to:

        - Open new stores in current regional markets and relocate certain stores to more favorable sites; and

        - Selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to Tweeter's core operating model, and leverage distribution, marketing and corporate infrastructure.

During fiscal 1998, we opened two Tweeter, etc. stores and three Bryn Mawr stores. We intend to open 11 new stores in fiscal 1999, one of which is now open. These stores do not include the seven Home Entertainment stores that we intend to acquire in February 1999. We believe that our acquisitions of Bryn Mawr in May 1996 and of HiFi Buys in May 1997 and our pending acquisition of Home Entertainment described below provide us with platforms from which to open new stores within and around their markets.

THE BRYN MAWR ACQUISITION

In May 1996, we acquired the 13 store Bryn Mawr chain located in the Mid-Atlantic market for $8.7 million, including acquisition costs. We implemented strategic initiatives within the acquired stores focused on increasing sales and store contribution. Specifically, we:

        - Increased advertising expenditures during the quarter following the acquisition and refocused advertising to emphasize radio, television and direct marketing rather than print;

        - Implemented our every day competitive pricing and Automatic Price Protection programs;

        - Initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

        - Focused the sales staff on higher margin products, particularly audio products.

These initiatives enabled us to generate comparable store sales increases at Bryn Mawr of 36.9% during the period from June 1, 1996 through September 30, 1996 as compared to the same period of the prior year, 4.7% during fiscal 1997, and 19.3% during fiscal 1998. Comparable stores sales increased 23.9% for the three months ended December 31, 1998 compared to the same period of the prior year. During the three months ended December 31, 1997, comparable store sales increased 9.0% compared to the same period of the prior year. On a pro forma basis assuming completion of the Bryn Mawr acquisition as of October 1, 1995, store contribution for Bryn Mawr improved from 3.1% in fiscal 1996 to 6.8% in fiscal 1997 and 7.8% in fiscal 1998. Store contribution improved to 13.7% in the three months ended December 31, 1998 from 10.2% in the same period of the prior year.

THE HIFI BUYS ACQUISITION

In May 1997, we acquired the 10 store HiFi Buys chain located in the greater Atlanta, Georgia market for $20.1 million, including acquisition costs. Like Tweeter, etc. and Bryn Mawr, HiFi Buys had created a strong reputation among consumers with a specialized focus on audio and video products. The HiFi Buys stores, at an average size of 15,000 square feet, are larger than the Tweeter, etc. or Bryn Mawr stores. The HiFi Buys stores carried a broader product mix, however, including more entry level product offerings, and marketed heavily through promotional newspaper advertising. Our integration strategy in the HiFi Buys acquisition has been to convert the HiFi Buys product mix to one compatible with Tweeter's, increase gross margins and reduce operating expenses. Specifically, following the HiFi Buys acquisition we:

        - Adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products;

        - Altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution;

        - Reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward Tweeter's traditional relationship selling and everyday competitive price message;

        - Converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media;

        - Implemented the Automatic Price Protection program; and

        - Eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

As a result, comparable store sales decreased 29.9% during the period from the acquisition through September 30, 1997 and decreased 5.2% in fiscal 1998. For the three month period ending December 31, 1998, comparable store sales did not change compared to the same period of the prior year. For the three months ended December 31, 1997, comparable stores sales decreased 15.0% compared to the same period of the prior year. At the same time, on a pro forma basis assuming completion of the HiFi Buys acquisition as of October 1, 1996, store contribution improved from 6.9% in fiscal 1997 to 9.9% in fiscal 1998. Store contribution improved to 12.9% in the three months ended December 31, 1998 from 11.5% in the same period of the prior year.

PENDING ACQUISITION OF HOME ENTERTAINMENT

On December 9, 1998, Tweeter agreed in principle to acquire the retail operations of Home Entertainment of Texas, Inc., a seven store chain located in the Dallas and Houston markets, for $8.2 million in cash, excluding acquisition costs. Home Entertainment is a focused retailer of high quality audio and video products with a 42-year operating history. We believe that there is a significant opportunity to increase sales at the store level. In addition, Home Entertainment operates a successful custom installation business, which we believe can be applied in our other stores. We intend to open, over time, new Home Entertainment stores in Dallas and Houston, as well as elsewhere in Texas. We expect to continue the operation of the retail stores as well as the service and distribution facilities. We expect to close this acquisition in February 1999. The closing is subject to various conditions, however, including satisfactory completion of our due diligence investigation of Home Entertainment, which currently is underway, and negotiation and execution of a definitive asset purchase agreement. It is possible, therefore, that we will not complete the planned acquisition.

Tweeter is a Massachusetts corporation organized in 1972 and reorganized as a Delaware corporation in June 1998. In this prospectus, the terms "Tweeter," "we," "us," and "our" mean Tweeter Home Entertainment Group, Inc. and its predecessors and subsidiaries, unless otherwise required by the context. "Tweeter, etc." means our New England stores. Tweeter's principal executive offices are located at 10 Pequot Way, Canton, Massachusetts 02021. Our telephone number is (781) 830-3000.

                                  THE OFFERING

Shares offered by Tweeter...........................    500,000 shares
Shares offered by the selling stockholders..........    2,000,000 shares
Shares to be outstanding after the offering.........    7,049,590 shares(1)
Use of proceeds.....................................    To fund possible acquisitions,
                                                        including the pending acquisition of
                                                        Home Entertainment, and other general
                                                        corporate purposes.
Nasdaq National Market symbol.......................    TWTR

---------------
(1) Excludes 133,192 shares of common stock issuable upon exercise of warrants outstanding as of January 21, 1999, with a weighted average exercise price of $4.98 per share. Also excludes 960,708 shares of common stock issuable upon exercise of options outstanding as of January 21, 1999, with a weighted average exercise price of $6.76 per share. The options and warrants outstanding as of January 21, 1999 exclude the 197,761 shares of common stock issuable upon exercise of the options and warrants being exercised and sold by selling stockholders in this offering.

Unless we indicate otherwise, all information in this prospectus assumes no exercise of the over-allotment option granted by Tweeter to the underwriters, and gives effect to the exercise of warrants to purchase 168,761 shares of common stock and options to purchase 29,000 shares of common stock which will be sold by certain selling stockholders in this offering.

                      SUMMARY FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

                                                                                             THREE MONTHS ENDED
                                               FISCAL YEAR ENDED SEPTEMBER 30,                  DECEMBER 31,
                                      -------------------------------------------------   -------------------------
                                       1994      1995     1996(1)   1997(2)      1998        1997          1998
                                      -------   -------   -------   --------   --------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
STATEMENT OF INCOME DATA:
    Total revenue...................  $47,401   $60,121   $80,607   $132,525   $232,289     $74,617       $86,784
    Gross profit....................   16,489    20,954    28,791     46,210     81,024      25,381        29,551
    Income from operations..........    1,344     2,238     1,953      2,053     12,072       6,153         7,796
    Interest expense................      426       629       617      1,808      2,753         865           201
    Income before income taxes......      918     1,609     1,336        245      9,319       5,288         7,595
    Income tax expense
      (benefit)(3)..................       --      (174)     (453)        99      3,724       2,115         3,038
                                      -------   -------   -------   --------   --------     -------       -------
    Income before extraordinary
      item..........................      918     1,783     1,789        146      5,595       3,173         4,557
    Extraordinary item(4)...........       --        --        --         --       (340)         --            --
                                      -------   -------   -------   --------   --------     -------       -------
    Net income......................      918     1,783     1,789        146      5,255       3,173         4,557
                                      =======   =======   =======   ========   ========     =======       =======
    Accretion of preferred stock....       --        --     1,036      2,156      2,514         792            --
                                      -------   -------   -------   --------   --------     -------       -------
    Net income (loss) available to
      common stockholders...........  $   918   $ 1,783   $   753   $ (2,010)  $  2,741     $ 2,381       $ 4,557
                                      =======   =======   =======   ========   ========     =======       =======
    Basic earnings (loss) per share
    Net income (loss) available to
      common stockholders before
      extraordinary item............     0.27      0.53      0.39      (1.20)      1.24        1.42          0.72
      Extraordinary item............       --        --        --         --      (0.14)         --            --
                                      -------   -------   -------   --------   --------     -------       -------
      Net income (loss).............  $  0.27   $  0.53   $  0.39   $  (1.20)  $   1.10     $  1.42       $  0.72
                                      =======   =======   =======   ========   ========     =======       =======
    Diluted earnings (loss) per
      share
    Net income (loss) available to
      common stockholders before
      extraordinary item............     0.27      0.53      0.38      (1.20)      1.11        0.69          0.64
      Extraordinary item............       --        --        --         --      (0.07)         --            --
                                      -------   -------   -------   --------   --------     -------       -------
      Net income (loss).............  $  0.27   $  0.53   $  0.38   $  (1.20)  $   1.04     $  0.69       $  0.64
                                      =======   =======   =======   ========   ========     =======       =======
    Weighted average shares
      outstanding
      Basic.........................    3,371     3,371     1,940      1,673      2,486       1,673         6,357
                                      =======   =======   =======   ========   ========     =======       =======
      Diluted(5)....................    3,371     3,371     1,983      1,673      5,034       4,589         7,102
                                      =======   =======   =======   ========   ========     =======       =======
OPERATING DATA:
    Store contribution(6)...........  $ 3,985   $ 5,550   $ 6,798   $ 10,642   $ 24,117     $ 8,991       $12,052
    Stores open at beginning of
      period........................       14        16        18         33         47          47            52
    New stores......................        2         2         2          4          5           3             1
    Relocated stores................        1         1         1          1          2           2             1
    Closed stores...................        0         0         0          0          0           0             0
    Acquired stores.................        0         0        13         10          0           0             0
    Stores open at end of period....       16        18        33         47         52          50            53
COMPARABLE STORE SALES DATA:(7)
    Tweeter, etc....................     11.2%     12.5%      1.6%      -4.5%      28.6%       35.2%         11.9%
    Bryn Mawr.......................                         36.9%       4.7%      19.3%        9.0%         23.9%
    HiFi Buys.......................                                   -29.9%      -5.2%      -15.0%          0.0%
    Consolidated....................     11.2%     12.5%      5.6%      -7.2%      12.5%        6.9%         10.6%

                                                                  DECEMBER 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(8)
                                                              --------    --------------
BALANCE SHEET DATA:
    Working capital.........................................  $ 14,756       $ 28,656
    Total assets............................................   108,135        122,035
    Stockholder's equity....................................    56,168         70,068

                                                   (footnotes on following page)

(footnotes from previous page)

---------------

(1) The fiscal year 1996 data includes results of the Bryn Mawr acquisition from May 13, 1996, which was accounted for using the purchase method (see Note 11 of Notes to Tweeter's Consolidated Financial Statements).

(2) The fiscal year 1997 data includes results of the HiFi Buys acquisition from June 1, 1997, which was accounted for using the purchase method (see Note 11 of Notes to Tweeter's Consolidated Financial Statements).

(3) Tweeter operated as an S corporation through November 1995 and was not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, Tweeter revoked its S election, and became subject to taxation as a C corporation. If Tweeter had been taxed as a C corporation, it would have recorded income tax expense of $661,000 for fiscal 1995 and $550,000 for fiscal 1996.

(4) In connection with its initial public offering, Tweeter recorded an extraordinary charge against current period income for the early extinguishment of debt. Tweeter wrote off deferred financing costs of $286,009 related to the issuance of certain senior subordinated promissory notes in 1997. Tweeter also wrote off $280,136 representing the unamortized portion of the discount related to the warrants issued in conjunction with the 1997 notes. The gross amount of the extraordinary item was $566,145. The net effect of $339,687, after tax benefit of $226,458, was recorded in the consolidated statement of income as an extraordinary item.

(5) Diluted weighted average shares outstanding include 42,865 shares issuable upon exercise of stock options outstanding as of September 30, 1996, 350,432 shares issuable upon exercise of stock options and warrants outstanding as of December 31, 1997, 522,410 shares issuable upon exercise of stock options and warrants outstanding as of September 30, 1998, and 745,539 shares issuable upon exercise of stock options and warrants outstanding as of December 31, 1998, after applying the treasury stock method. No common stock equivalents were included in the fiscal year 1997 computation, since their effect would be antidilutive. Diluted weighted average shares outstanding also includes the conversion of preferred stock, when dilutive, for periods prior to its conversion to common stock.

(6) Refers to gross profit after deducting selling expenses including labor, advertising, store level operations and pre-opening expenses. Store contribution is presented to provide additional information about Tweeter and should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of Tweeter's profitability or liquidity. Tweeter's calculation of store contribution may not be comparable to similarly titled items reported by other companies.

(7) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition. Remodeled or relocated stores are excluded from the comparable store base until they have completed 12 full months of operation from the date the remodeling was completed, or re-opened after relocation.

(8) Adjusted to reflect (i) the sale of 500,000 shares of common stock offered by Tweeter hereby, after deducting the underwriting discount and the estimated offering expenses payable by Tweeter, and (ii) the exercise of options and warrants to purchase 197,761 shares of common stock which will be sold by certain selling stockholders in this offering.

                                  RISK FACTORS

The value of an investment in Tweeter will be subject to the significant risks inherent in its business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

This prospectus contains forward-looking statements regarding Tweeter's performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. The following is a discussion of some of the factors and risks that could contribute to those differences.

RISKS ASSOCIATED WITH GROWTH

Tweeter's success depends in large part on its ability to open, or acquire through strategic acquisitions, new stores in both existing and new geographic markets and to operate those stores profitably. We may not be able to achieve our planned expansion or to effectively integrate any new stores into our existing operations. The opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those we currently or previously faced within our existing geographic markets. In addition, we may incur higher costs related to advertising, administration and distribution as we enter new markets.

There are a number of factors which could affect our ability to open or acquire new stores consistent with our business plan. These factors also affect the ability of any newly opened or acquired stores to achieve sales and profitability levels comparable with our existing stores, or to become profitable at all. These factors include:

        - The identification and acquisition of suitable sites and the negotiation of acceptable leases for such sites;

        - The identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition;

        - The successful consummation of such acquisitions;

        - The obtaining of governmental and other third-party consents, permits and licenses needed to operate such additional sites;

        - The hiring, training and retention of skilled personnel;

        - The availability of adequate management and financial resources;

        - The adaptation of our distribution and other operational and management systems to an expanded network of stores;

        - The ability and willingness of vendors to supply on a timely basis at competitive prices; and

        - Continued consumer demand for our products at levels that can support acceptable profit margins.

In addition, our rapid expansion through the opening or acquisition of new stores will place significant demands on our management, resources, operations and information systems. Such expansion requires us to expend significant effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. We also need to attract and retain additional qualified personnel, including new store managers, for such new stores.

Our continued growth also depends on our ability to increase sales in our existing stores. The opening of additional stores in an existing market could result in lower net sales at our existing stores in that market.

RISKS ASSOCIATED WITH ACQUISITIONS

Integration of newly acquired stores may involve significant delay or expense. Additional suitable acquisition candidates may not be identified. Further, we may not consummate acquisitions of any identified candidates, such as the pending acquisition of Home Entertainment, and new stores acquired through such acquisitions may not operate profitably or integrate successfully into our operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from ours, and our success in integrating such stores will depend on our ability to effect significant changes in the operations of such stores to conform to our approach in these areas. We may not be successful in effecting such changes without an adverse effect on the revenues or profitability of such stores. In addition, future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

Our success depends upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, Tweeter's Chief Executive Officer and Chairman of the Board, and Jeffrey Stone, Tweeter's President and Chief Operating Officer. The loss of the full-time services of Messrs. Stone or Bloomberg or other members of senior management could have a material adverse effect on Tweeter's results of operations and financial condition. Except for employment contracts with Messrs. Stone and Bloomberg, and with Joseph McGuire, the Chief Financial Officer and Chief Information Officer of Tweeter, Tweeter does not have employment agreements with any members of its senior management team.

RISKS ASSOCIATED WITH COMPETITION

The retail consumer electronics industry is highly competitive. Tweeter currently competes against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those Tweeter sells. Tweeter also competes in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products that Tweeter sells. Certain of these competitors have substantially greater financial resources than Tweeter that may increase their ability to purchase inventory at lower costs or to initiate and sustain predatory price competition. In addition, the large format stores are continuing to expand their geographic markets, and such expansion may increase price competition within those markets. Best Buy recently entered the New England market. A number of different competitive factors could have a material adverse effect on Tweeter's results of operations and financial condition, including:

        - Increased operational efficiencies of competitors;

        - Competitive pricing strategies;

        - Expansion by existing competitors;

        - Entry by new competitors into markets in which Tweeter is currently operating; or

        - Adoption by existing competitors of innovative store formats or retail sales methods.

SEASONAL AND QUARTERLY FLUCTUATIONS IN SALES

Seasonal shopping patterns affect our business, like that of many retailers. The fourth calendar quarter, which is Tweeter's first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of Tweeter's operating income for its entire fiscal year. As a result, any factors negatively affecting Tweeter during such calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on Tweeter's results of operations for the entire year. More generally, Tweeter's quarterly results of operations and also may fluctuate based upon such factors as:

        - The timing of new store openings and new store acquisitions;

        - The amount of store pre-opening expenses;

        - The amount of net sales contributed by new and existing stores;

        - The mix of consumer electronic products sold in its stores;

        - Profitability of sales of particular products; and

        - Other competitive factors.

FLUCTUATIONS IN COMPARABLE STORE SALES

A number of factors have historically affected, and will continue to affect, Tweeter's comparable store sales results, including, among other factors:

        - Competition;

        - General regional and national economic conditions;

        - Consumer trends;

        - Changes in Tweeter's product mix;

        - Timing of promotional events;

        - New product introductions; and

        - Tweeter's ability to execute its business strategy effectively.

Tweeter does not expect comparable store sales to increase at historical rates, and comparable store sales may decrease in the future. Changes in Tweeter's comparable store sales results could cause the price of the common stock to fluctuate substantially.

POTENTIAL NEED FOR ADDITIONAL FINANCING

Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to Tweeter, if at all. We estimate that the average cash investment, including pre-opening expenses for tenant fit-out, demonstration and inventory (net of payables), required to open a store to be approximately $860,000. The actual cost of opening a store may be significantly greater than such current estimates, however, and we may need to seek additional debt and/or equity financing in order to fund our continued expansion through 1999 and beyond. In addition, our ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of equity by Tweeter may result in dilution to existing stockholders.

LACK OF GEOGRAPHICAL DISPERSION

Tweeter currently operates 53 stores, of which:

        - 24 are operated under the Tweeter, etc. name in the New England market;

        - 18 are operated under the Bryn Mawr name in the Mid-Atlantic market;
          and

        - 11 are operated under the HiFi Buys name in the Southeast market.

The lack of wider geographical dispersion of Tweeter's current stores makes it vulnerable to adverse events in these markets, including weather, regional competition or unfavorable regional economic conditions.

CHANGES IN CONSUMER DEMAND AND PREFERENCES

Tweeter's success depends on its ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those Tweeter markets, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. Also, many products which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. It is possible that these products or other new products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products Tweeter sells would have a materially adverse effect on its results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by Tweeter to identify and respond to changes in consumer demand and preferences would have a material adverse effect on Tweeter's results of operations and financial condition.

DEPENDENCE ON SUPPLIERS
The success of Tweeter's business and growth strategy depends to a significant degree upon its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. Tweeter does not have any supply agreements or exclusive arrangements with any vendors. Tweeter typically orders its inventory through the issuance of individual purchase orders to vendors. In addition, Tweeter relies heavily on a relatively small number of suppliers. Tweeter's two largest suppliers accounted for approximately 36% of its sales during fiscal 1998. The loss of any of these key vendors or the failure by Tweeter to establish and maintain relationships with these or other vendors could have a material adverse effect on Tweeter's results of operations and financial condition and its expansion. It is possible, especially given Tweeter's growth strategy, that Tweeter will be unable to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices, if at all. Specifically, Tweeter's ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of vendors to supply those additional stores, and vendors may not be willing or able to do so. As we continue to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to us at acceptable prices in one or more markets could have a material adverse effect on our results of operations and financial condition.

INVENTORY PURCHASED FROM FOREIGN VENDORS
Tweeter purchases a significant portion of its inventory from overseas vendors, particularly vendors headquartered in Japan. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items Tweeter purchases from foreign vendors or create shortages of such items, which could in turn have a material adverse effect on Tweeter's results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products and may limit or eliminate Tweeter's ability to successfully differentiate itself from other competitors, thereby resulting in an adverse effect on Tweeter's sales, margin or competitive position.

DEPENDENCE UPON MEMBERSHIP IN BUYING GROUP
Tweeter is a member of the Progressive Retailers Organization, a volume buying group currently comprised of 14 consumer electronics retailers located throughout the country, which provides its members with market information and negotiates purchase terms with vendors on behalf of its members. Any future termination of Tweeter's membership in this group could have a material adverse effect on Tweeter's results of operations and financial condition. In addition, rebates paid to Tweeter by product manufacturers through this group depend on the sales volumes achieved by the group's other members, as well as Tweeter, and therefore decreased sales performance by these other members could reduce the amounts of such rebates payable to Tweeter. Any such reduction could in turn have a material adverse effect on Tweeter's results of operations and financial condition.

UNCERTAINTY OF INTELLECTUAL PROPERTY RIGHTS

Our "Tweeter, etc." and "Bryn Mawr Stereo" service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the "HiFi Buys" service mark and is aware that other consumer electronics retailers use the name "HiFi Buys" outside Tweeter's current geographical markets. Tweeter has submitted applications for registration of certain other of its service marks, which applications are currently pending. Tweeter may be unable to successfully register such service marks. In addition, Tweeter's service marks, whether registered or unregistered, and patents may not be effective to protect its intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on Tweeter's results of operations and financial condition.

SIGNIFICANT OWNERSHIP BY PRINCIPAL STOCKHOLDERS

Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own approximately 19.3% of Tweeter's outstanding common stock. As a result, those parties might be able to influence significantly Tweeter's affairs if they were to act together.

EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER PROVISIONS

Tweeter's corporate charter and by-laws as well as certain provisions of Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control of Tweeter, even if such a change in control would be in the interest of a significant number of Tweeter's stockholders or if such change in control would provide such stockholders with a substantial premium for their shares over then current market prices. For example, the charter authorizes Tweeter's Board of Directors to issue one or more classes of preferred stock, having such designations, rights and preferences as they determine, and such issuances may, among other things, have an adverse effect on the rights of holders of common stock.

Tweeter's stockholders have no right to take action by written consent and may not call special meetings of stockholders. Any amendment of the by-laws by the stockholders or certain provisions of the charter requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. The charter also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of common stock represented at a stockholders' meeting.

In addition, under the terms of Tweeter's Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock (an "Acquiring Person"), all other stockholders of Tweeter would have the right to purchase securities from Tweeter at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of the Acquiring Person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, Tweeter will have 7,049,590 shares of common stock outstanding. Of such shares, the 2,710,000 shares sold in Tweeter's initial public offering and the 2,500,000 shares offered hereby will be freely tradable. Of the remaining outstanding shares 1,653,880 are subject to lock-up agreements with the underwriters, pursuant to which the holders of those shares have agreed, with certain exceptions, not to sell, offer or contract to sell, sell short, engage in certain hedging transactions with respect to, or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus (the "Lock-up Period"), without the prior written consent of BT Alex. Brown Incorporated. Upon expiration of the Lock-up Period, these shares will be available for sale in the public market, subject in certain circumstances to the provisions of Rule 144 under the Securities Act of 1933.

As of January 21, 1999, approximately 989,708 shares of common stock were issuable pursuant to options under Tweeter's stock plans and 301,953 shares of common stock were issuable upon the exercise of warrants. Of the 989,708 shares issuable pursuant to options, 664,980 shares are currently exercisable. Of those 664,980 shares, 29,000 will be exercised and sold in this offering, 204,965 shares are freely tradable and 431,015 shares are subject to lock-up agreements. Of the 301,953 shares issuable pursuant to warrants, 168,761 will be exercised and sold in this offering, and 132,566 shares are subject to lock-up agreements. In addition, the holders of approximately 870,856 shares of common stock will have certain rights to registration of their shares under the Securities Act. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could have a material adverse effect on the market price of the common stock.

VOLATILITY OF STOCK PRICE

The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a variety of internal and external factors. The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. The trading prices of many companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustained. These broad market factors may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect Tweeter's results of operations and financial condition.

YEAR 2000 COMPLIANCE

We have begun contacting our suppliers to determine whether Year 2000 issues will affect their supply of goods to us. Any disruption in our supply chain could have a material adverse affect on our results of operation and financial condition. In addition, although we anticipate minimal internal business interruption due to Year 2000 problems, we expect any problems which may arise to develop during our peak sales period. During this time, it is possible that Tweeter may lose communications links with certain store locations, that Tweeter's stores may close due to loss of electric power, that Tweeter's stores' and storage facilities' security systems may not operate and that individual stores may be unable to process transactions, send purchase orders or engage in similar normal business activities. Any large scale failure to operate during this period may have a material adverse effect on Tweeter's results of operations and financial condition.

DILUTION

Investors participating in the offering will incur immediate and substantial dilution in the amount of $23.12 per share. To the extent that options or warrants outstanding as of December 31, 1998 are exercised, there will be further dilution.

                          PRICE RANGE OF COMMON STOCK

Tweeter's common stock trades on the Nasdaq National Market under the symbol "TWTR." Public trading in the common stock commenced on July 16, 1998. Prior to that date, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale prices for the common stock as reported by Nasdaq:

                                                         HIGH      LOW
                                                        ------    ------
Fourth Quarter Fiscal 1998 (from July 16, 1998).......  $21.13    $11.25
First Quarter Fiscal 1999.............................  $31.00    $10.63
Second Quarter Fiscal 1999 (through January 27,
  1999)...............................................  $33.00    $26.88

As of December 31, 1998, there were approximately 1,000 holders of record of the common stock.

                                USE OF PROCEEDS

Tweeter estimates that it will receive net proceeds of $13,435,000 ($24,186,250 if the underwriters' over-allotment option is exercised in full) from the sale of the 500,000 shares of common stock offered by it hereby, after deducting the underwriting discount and the estimated expenses payable by Tweeter. Tweeter will use such proceeds to fund possible strategic acquisitions, including the pending acquisition of Home Entertainment, and for working capital purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pending Acquisition."

Pending use as described above, any remaining net proceeds of this offering will be invested in investment-grade, interest-bearing instruments. Tweeter will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

Tweeter does not anticipate paying any cash dividends. Payment of future dividends, if any, will depend upon Tweeter's results of operations, financial condition, cash requirements and other factors deemed relevant by its Board of Directors. Our current credit facility restricts the payment of dividends. See "Management Discussion and Analysis -- Liquidity and Capital Resources."

                                 CAPITALIZATION

The following table sets forth the capitalization of Tweeter as of December 31, 1998, (i) on an actual basis and (ii) as adjusted to reflect the application of the estimated net proceeds from the sale of 500,000 shares of common stock offered by Tweeter hereby and the exercise of options and warrants to purchase an aggregate of 197,761 shares of common stock which will be exercised and sold by certain selling stockholders in this offering. This table should be read in conjunction with Tweeter's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

                                                                     DECEMBER 31, 1998
                                                              --------------------------------
                                                                  ACTUAL         AS ADJUSTED
                                                              --------------    --------------
                                                              (IN THOUSANDS)    (IN THOUSANDS)
Stockholders' equity:
     Preferred stock, $.01 par value, 10,000,000 shares
       authorized, no shares issued and outstanding actual
       and as adjusted......................................   $        --         $    --
     Common stock, $.01 par value, 30,000,000 shares
       authorized; 6,292,512 shares outstanding actual and
       6,990,273 shares outstanding as adjusted(1)..........            75              81
     Additional paid-in capital.............................        46,841          60,500
     Retained earnings......................................        10,965          10,965
     Treasury stock, 1,229,251 shares actual, and 1,060,490
       shares as adjusted, at cost..........................        (1,713)         (1,477)
                                                               -----------         -------
          Total stockholders' equity........................   $    56,168         $70,069
                                                               ===========         =======

---------------
(1) Excludes 133,192 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1998, with a current weighted average exercise price of $4.98 per share. Also excludes 1,020,025 shares of common stock issuable upon exercise of options outstanding as of December 31, 1998, with a weighted average exercise price of $6.57 per share.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND NUMBER OF STORES DATA)

Set forth below is selected financial and operating data for, and as of the end of, each of the five years ended September 30, 1998 and for the three months ended December 31, 1997 and December 31, 1998. The selected statement of income and balance sheet data for each of the five years ended September 30, 1998 have been derived from financial statements of Tweeter, which have been audited by its independent auditors. The balance sheets as of September 30, 1997 and September 30, 1998, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1998, and the audit report thereon, are included elsewhere in this prospectus. The financial data for the three months ended December 31, 1997 and December 31, 1998, respectively, has been derived from unaudited financial statements of Tweeter and reflect all adjustments, consisting only of normal recurring accruals, that Tweeter considers necessary for a fair presentation of the financial position and results of operations for these periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Tweeter's Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

                                                                                                       THREE MONTHS ENDED
                                                         FISCAL YEAR ENDED SEPTEMBER 30,                  DECEMBER 31,
                                                -------------------------------------------------   -------------------------
                                                 1994      1995     1996(1)   1997(2)      1998        1997          1998
                                                -------   -------   -------   --------   --------   -----------   -----------
                                                                                                    (UNAUDITED)   (UNAUDITED)
STATEMENT OF INCOME DATA:
  Total revenue...............................  $47,401   $60,121   $80,607   $132,525   $232,289     $74,617      $ 86,784
  Cost of sales...............................   30,912    39,167    51,816     86,315    151,265      49,236        57,233
                                                -------   -------   -------   --------   --------     -------      --------
    Gross profit..............................   16,489    20,954    28,791     46,210     81,024      25,381        29,551
  Selling expenses............................   12,504    15,404    21,993     35,568     56,907      16,390        17,499
  Corporate, general and administrative
    expenses..................................    2,576     3,247     4,716      8,102     11,128       2,617         4,041
  Amortization of goodwill....................       65        65       129        487        917         221           215
                                                -------   -------   -------   --------   --------     -------      --------
  Income from operations......................    1,344     2,238     1,953      2,053     12,072       6,153         7,796
  Interest expense............................      426       629       617      1,808      2,753         865           201
                                                -------   -------   -------   --------   --------     -------      --------
  Income before taxes.........................      918     1,609     1,336        245      9,319       5,288         7,595
  Income tax expense (benefit)(3).............       --      (174)     (453)        99      3,724       2,115         3,038
                                                -------   -------   -------   --------   --------     -------      --------
  Income before extraordinary item............      918     1,783     1,789        146      5,595       3,173         4,557
  Extraordinary item (less applicable income
    taxes)(4).................................       --        --        --         --       (340)         --            --
                                                -------   -------   -------   --------   --------     -------      --------
  Net income..................................      918     1,783     1,789        146      5,255       3,173         4,557
                                                =======   =======   =======   ========   ========     =======      ========
  Accretion of preferred stock................       --        --     1,036      2,156      2,514         792            --
                                                -------   -------   -------   --------   --------     -------      --------
  Net income (loss) available to common
    stockholders..............................  $   918   $ 1,783   $   753   $ (2,010)  $  2,741     $ 2,381      $  4,557
                                                =======   =======   =======   ========   ========     =======      ========
  Basic earnings per share
    Net income (loss) available to common
      stockholders before extraordinary
      item....................................     0.27      0.53      0.39      (1.20)      1.24        1.42          0.72
    Extraordinary item........................       --        --        --         --      (0.14)         --            --
                                                -------   -------   -------   --------   --------     -------      --------
    Net income (loss).........................  $  0.27   $  0.53   $  0.39   $  (1.20)  $   1.10     $  1.42      $   0.72
                                                =======   =======   =======   ========   ========     =======      ========
  Diluted earnings per share
  Net income (loss) available to common
    stockholders before extraordinary item....     0.27      0.53      0.38      (1.20)      1.11        0.69          0.64
    Extraordinary item........................       --        --        --         --      (0.07)         --            --
                                                -------   -------   -------   --------   --------     -------      --------
    Net income (loss).........................  $  0.27   $  0.53   $  0.38   $  (1.20)  $   1.04     $  0.69      $   0.64
                                                =======   =======   =======   ========   ========     =======      ========
  Weighted average shares outstanding
    Basic.....................................    3,371     3,371     1,940      1,673      2,486       1,673         6,357
                                                =======   =======   =======   ========   ========     =======      ========
    Diluted(5)................................    3,371     3,371     1,983      1,673      5,034       4,589         7,102
                                                =======   =======   =======   ========   ========     =======      ========
OPERATING DATA:
  Store contribution(6).......................  $ 3,985   $ 5,550   $ 6,798   $ 10,642   $ 24,117     $ 8,991      $ 12,052
  Stores open at beginning of period..........       14        16        18         33         47          47            52
  New stores..................................        2         2         2          4          5           3             1
  Relocated stores............................        1         1         1          1          2           2             1
  Closed stores...............................        0         0         0          0          0           0             0
  Acquired stores.............................        0         0        13         10          0           0             0
  Stores open at end of period................       16        18        33         47         52          50            53
BALANCE SHEET DATA:
  Working capital.............................  $   835   $ 1,590   $ 1,897   $ 11,857   $ 18,263     $11,754      $ 14,756
  Total assets................................   12,562    15,162    38,619     78,688     91,643      93,455       108,135
  Long term debt, excluding current portion...    7,955     8,705    10,700     30,875      5,250      28,275            --
  Redeemable convertible preferred stock......       --        --    11,597     20,591         --      21,391            --
  Stockholder's equity (deficit)..............   (4,122)   (2,457)   (3,984)    (5,669)    51,610      (3,162)       56,168

                                          (footnotes following Other Store Data)

                                OTHER STORE DATA
                     (IN THOUSANDS, EXCEPT OPERATING DATA)

                                                                                  THREE MONTHS ENDED
                                     FISCAL YEAR ENDED SEPTEMBER 30,                 DECEMBER 31,
                             -----------------------------------------------   -------------------------
                              1994      1995      1996      1997      1998        1997          1998
                             -------   -------   -------   -------   -------   -----------   -----------
                                                                               (UNAUDITED)   (UNAUDITED)
TWEETER, ETC. DATA:
  Total revenue............  $47,401   $60,121   $68,577   $74,049   $97,711     $31,762       $37,545
  Store contribution(6)....    3,985     5,550     7,089     6,338    11,880       4,269         5,528
  Store contribution
    margin.................      8.4%      9.2%     10.3%      8.6%     12.2%       13.4%         14.7%
  Stores open at beginning
    of period..............       14        16        18        20        22          22            24
  New stores...............        2         2         2         2         2           1             0
  Relocated stores.........        1         1         1         1         2           2             1
  Closed stores............        0         0         0         0         0           0             0
  Stores open at end of
    period.................       16        18        20        22        24          23            24
BRYN MAWR DATA:
  Total revenue............                      $12,030   $35,432   $51,768     $15,739       $21,271
  Store contribution(6)....                         (291)    2,414     4,029       1,610         2,913
  Store contribution
    margin.................                         -2.4%      6.8%      7.8%       10.2%         13.7%
  Stores open at beginning
    of period..............                            0        13        15          15            18
  New stores...............                            0         2         3           2             0
  Relocated stores.........                            0         0         0           0             0
  Closed stores............                            0         0         0           0             0
  Acquired stores..........                           13         0         0           0             0
  Stores open at end of
    period.................                           13        15        18          17            18
HIFI BUYS DATA:
  Total revenue............                                $23,044   $82,810     $27,117       $27,968
  Store contribution(6)....                                  1,890     8,208       3,112         3,611
  Store contribution
    margin.................                                    8.2%      9.9%       11.5%         12.9%
  Stores open at beginning
    of period..............                                      0        10          10            10
  New stores...............                                      0         0           0             1
  Relocated stores.........                                      0         0           0             0
  Closed stores............                                      0         0           0             0
  Acquired stores..........                                     10        10           0             0
  Stores open at end of
    period.................                                     10        10          10            11
CONSOLIDATED DATA:
  Corporate, general and
    administrative
    expenses...............    2,576     3,247     4,716     8,102    11,128       2,617         4,041
  Amortization of
    goodwill...............       65        65       129       487       917         221           215
                             -------   -------   -------   -------   -------     -------       -------
  Income from operations...  $ 1,344   $ 2,238   $ 1,953   $ 2,053   $12,072     $ 6,153       $ 7,796
                             =======   =======   =======   =======   =======     =======       =======
COMPARABLE STORE SALES
  DATA:(7)
  Tweeter, etc. ...........     11.2%     12.5%      1.6%     -4.5%     28.6%       35.2%         11.9%
  Bryn Mawr................                         36.9%      4.7%     19.3%        9.0%         23.9%
  HiFi Buys................                                  -29.9%     -5.2%      -15.0%          0.0%
  Consolidated.............     11.2%     12.5%      5.6%     -7.2%     12.5%        6.9%         10.6%

                                            (footnotes appear on following page)

(footnotes from previous pages)

---------------

(1) Includes results of the Bryn Mawr acquisition from May 13, 1996, which was accounted for using the purchase method. See Note 11 of Notes to Tweeter's Consolidated Financial Statements.

(2) Includes results of the HiFi Buys acquisition from May 30, 1997, which was accounted for using the purchase method. See Note 11 of Notes to Tweeter's Consolidated Financial Statements.

(3) Tweeter operated as an S corporation through November 1995 and was not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, Tweeter revoked its S election, and became subject to taxation as a C corporation. If Tweeter had been taxed as a Corporation, it would have recorded income tax expense of $661,000 for fiscal 1995 and $550,000 for fiscal 1996.

(4) In connection with its initial public offering, Tweeter recorded an extraordinary charge against current period income for the early extinguishment of debt. Tweeter wrote off deferred financing costs of $286,009, related to the issuance of certain senior subordinated promissory notes issued in 1997. Tweeter also wrote off $280,136 representing the unamortized portion of the discount related to the warrants issued in conjunction with the 1997 notes. The gross amount of the extraordinary item was $566,145. The net effect of $339,687, after tax benefit of $226,458, was recorded in the consolidated statement of income as an extraordinary item.

(5) Diluted weighted average shares outstanding include 42,865 shares issuable upon exercise of stock options outstanding as of September 30, 1996, 350,432 shares issuable upon exercise of stock options and warrants outstanding as of December 31, 1997, 522,410 shares issuable upon exercise of stock options and warrants outstanding as of September 30, 1998, and 745,539 shares issuable upon exercise of stock options and warrants outstanding as of December 31, 1998, after applying the treasury stock method. No common stock equivalents were included in the fiscal year 1997 computation, since their effect would be antidilutive. Diluted weighted average shares outstanding also assumes the conversion of preferred stock, when dilutive, for periods prior to its conversion to common stock.

(6) Refers to gross profit after deducting selling expenses including labor, advertising, store level operations and pre-opening expenses. Store contribution is presented to provide additional information about Tweeter and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of Tweeter's profitability or liquidity. Tweeter's calculation of store contribution may not be comparable to similarly titled items reported by other companies.

(7) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition and the related figures are based on the acquired company's financial statements. Remodeled or relocated stores are excluded from the comparable store base until they have completed 12 full months of operation from the date the remodeling was completed, or re-opened after relocation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements regarding Tweeter's performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. Therefore, this prospectus, and especially the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contains a discussion of some of the factors and risks that could contribute to those differences.

OVERVIEW

Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products under the Tweeter, etc., Bryn Mawr and HiFi Buys names. We opened our first Tweeter, etc. store in New England in 1972. Over 26 years, we have refined our retail concept to meet the needs of consumers seeking brand name products with advanced features, functionality and performance which we sell through our highly trained, relationship-driven sales force. We believe that our effective merchandising and superior customer service has enabled us to generate substantial customer loyalty.

In 1995, Tweeter adopted an aggressive growth strategy to:

        - Open new stores in current regional markets and relocate certain stores to more favorable sites; and

        - Selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired companies to its core operating model and leveraging distribution, marketing and corporate infrastructure.

To support this growth strategy, we obtained equity investments in fiscal 1996 of approximately $10.6 million, net of issuance costs, from a group of investors led by Weston Presidio and Advent International. In May 1996, Tweeter completed the Bryn Mawr acquisition. In May 1997, we raised an additional $21.5 million, consisting of $6.8 million of equity and $14.7 million of subordinated debt from those investors and a new group of investors. We used the proceeds primarily to finance the HiFi Buys acquisition. Both acquisitions were accounted for by the purchase method of accounting. By December 31, 1998, Tweeter had grown to 53 stores. In December 1998, Tweeter agreed in principle to acquire the retail operations of Home Entertainment.

Tweeter seeks to increase sales, profitability and asset productivity at acquired companies by converting them to our standard operating model with enhanced training for sales personnel, superior customer service, improved merchandising focused on higher-end audio and video equipment and more stringent operating controls. We also have aggressively expanded corporate infrastructure over the past two years to support anticipated higher levels of growth, including expanding our management team with the addition of senior financial, information systems, and buying personnel. We have made enhancements to our management information systems with the addition of a new mainframe and operating platform, and to our distribution and administrative infrastructure to enable us to support all three regions on an integrated basis.

Prior to their acquisition by Tweeter, both Bryn Mawr and HiFi Buys operated at substantially lower store contribution margins than Tweeter's existing operations. Consequently, converting these stores to our operating model adversely affected results in fiscal 1996 and 1997, as we converted these stores to our operating model. The timing of the acquisitions resulted in the peak, holiday sales period being excluded from the operations of the acquired stores during the year of the acquisition, thus exacerbating the negative impact of these acquisitions on Tweeter's results.

BRYN MAWR

Subsequent to the Bryn Mawr acquisition, we implemented a variety of strategic initiatives to convert Bryn Mawr to our core operating model. These initiatives were primarily focused on increasing sales and gross margin, rather than reducing operating expenses, in order to improve store contribution. These initiatives included:

        - Increasing advertising expenditures and refocusing advertising to emphasize radio, television and direct marketing rather than print;

        - Implementing Tweeter's everyday competitive pricing and Automatic Price Protection programs;

        - Initiating a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

        - Focusing the sales staff on higher margin products, particularly audio products.

Primarily as a result of these initiatives, comparable store sales increased 36.9% at Bryn Mawr during the period from the acquisition, May 13, 1996, through September 30, 1996 compared to the same period of the prior year. Comparable store sales at Bryn Mawr increased 4.7% during fiscal 1997 and 19.3% during fiscal 1998. Comparable store sales at Bryn Mawr increased 9.0% during the three months ended December 31, 1997 compared to the same period of the prior year and 23.9% during the three months ended December 31, 1998. On a pro forma basis, assuming the Bryn Mawr acquisition as of October 1, 1995, store contribution increased from 3.1% to 6.8% in fiscal 1997 and 7.8% in fiscal 1998, and from 10.2% in the three months ended December 31, 1997 to 13.7% in the three months ended December 31, 1998, primarily due to the leveraging of expenses on a higher sales base as well as an increase in gross margin.

The following table sets forth total revenues in thousands and store contribution as a percentage of total revenues for Bryn Mawr on a standalone basis:

                             PRO FORMA                                          THREE MONTHS ENDED
                            YEAR ENDED      YEAR ENDED      YEAR ENDED     -----------------------------
                           SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,    DECEMBER 31,
                              1996(1)          1997            1998            1997            1998
                           -------------   -------------   -------------   -------------   -------------
Total revenue............     $33,525         $35,432         $51,768         $15,739         $21,271
Store contribution.......       3.1%            6.8%            7.8%           10.2%           13.7%

---------------
(1) The pro forma results are presented as if the Bryn Mawr acquisition had occurred on October 1, 1995 and reflect the results of Bryn Mawr for a period under prior ownership. The pro forma results are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The pro forma results are not necessarily indications of what our results would have been for the period had we completed the Bryn Mawr acquisition as of the date indicated.

HIFI BUYS

As with the Bryn Mawr acquisition, Tweeter initiated a series of strategic initiatives subsequent to the HiFi Buys acquisition. In contrast to Bryn Mawr, however, these initiatives combined a planned decrease of revenues with a planned increase in gross margin and a substantial decrease in operating expenses to generate increased store contribution. Specifically, we:

        - Adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products;

        - Altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution;

        - Reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward our traditional relationship selling and everyday competitive price message;

        - Converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media;

        - Implemented the Automatic Price Protection program; and

        - Eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

Primarily as a result of these initiatives, Tweeter experienced a planned decline in comparable store sales of 29.9% at HiFi Buys during the period from the acquisition, June 1, 1997, through September 30, 1997 versus the same period for the prior year. In addition to the elimination of lower end items from the product mix and reduced advertising, the comparable store sales decline was exacerbated by a relatively high sales level during June to September 1996 due to the Olympic Games in Atlanta. Comparable store sales declined 5.2% in fiscal 1998 at HiFi Buys. There was no change in comparable store sales for the three months ended December 31, 1998 as compared to a decline of 15% for the same period in the prior year. Pro forma for the HiFi Buys acquisition as of October 1, 1996, store contribution improved to 9.9% in fiscal 1998 from 6.9% in the prior year. Store contribution improved to 12.9% in the three months ended December 31, 1998 from 11.5% in the prior year period.

The following table sets forth total revenues in thousands and store contribution as a percentage of total revenues for HiFi Buys on a standalone basis:

                                        PRO FORMA                           THREE MONTHS ENDED
                                       YEAR ENDED      YEAR ENDED     ------------------------------
                                      SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,     DECEMBER 31,
                                         1997(1)          1998            1997             1998
                                      -------------   -------------   -------------    -------------
Total revenue.......................     $87,065         $82,810         $27,117          $27,968
Store contribution..................       6.9%            9.9%           11.5%            12.9%

---------------
(1) The pro forma results are presented as if the HiFi Buys acquisition had occurred on October 1, 1996 and reflect the results of HiFi Buys for a period under prior ownership. The pro forma results are based upon available information and certain assumptions that Tweeter believes are reasonable under the circumstances. The pro forma results are not necessarily indications of what our results would have been for the period had we completed the HiFi Buys acquisition as of the date indicated.

PENDING ACQUISITION

On December 9, 1998, Tweeter agreed in principle to acquire the retail operations of Home Entertainment, a seven store chain located in the Dallas and Houston markets. Home Entertainment reported retail revenue of approximately $25 million for the year ended June 30, 1998. We expect the purchase price to be $8.2 million in cash, excluding acquisition costs. We intend to open new Home Entertainment stores in Dallas and Houston, as well as elsewhere in Texas. We expect to continue the operation of the retail stores as well as the service and distribution facilities. We expect to close this acquisition in February 1999. The closing is subject to various conditions, however, including satisfactory completion of our due diligence investigation of Home Entertainment, which currently is underway, and negotiation and execution of a definitive asset purchase agreement. It is possible, therefore, that we will not complete the planned acquisition.

RESULTS OF OPERATIONS

The following table is derived from Tweeter's Consolidated Financial Statements and sets forth, for the periods indicated, the actual amounts, in thousands, of certain income and expense items and their percentages, relative to total revenue:

                                                                                       THREE MONTHS ENDED
                                  FISCAL YEARS ENDED SEPTEMBER 30,                        DECEMBER 31,
                        -----------------------------------------------------   ---------------------------------
                             1996               1997               1998              1997              1998
                        ---------------   ----------------   ----------------   ---------------   ---------------
                                                                                  (UNAUDITED)       (UNAUDITED)
STATEMENT OF
  OPERATIONS:
  Total revenue.......  $80,607   100.0%  $132,525   100.0%  $232,289   100.0%  $74,617   100.0%  $86,784   100.0%
  Gross profit........   28,791    35.7%    46,210    34.9%    81,024    34.9%   25,381    34.0%   29,551    34.1%
  Selling expenses....   21,993    27.3%    35,568    26.8%    56,907    24.5%   16,390    22.0%   17,499    20.2%
  Corporate, general
    and administrative
    expenses..........    4,716     5.9%     8,102     6.1%    11,128     4.8%    2,617     3.5%    4,041     4.7%
  Amortization of
    goodwill..........      129     0.2%       487     0.4%       917     0.4%      221     0.3%      215     0.2%
                        -------   -----   --------   -----   --------   -----   -------   -----   -------   -----
  Income from
    operations........    1,953     2.4%     2,053     1.5%    12,072     5.2%    6,153     8.2%    7,796     9.0%
  Interest expense....      617     0.8%     1,808     1.4%     2,753     1.2%      865     1.2%      201     0.2%
                        -------   -----   --------   -----   --------   -----   -------   -----   -------   -----
  Income before income
    taxes.............    1,336     1.7%       245     0.2%     9,319     4.0%    5,288     7.1%    7,595     8.8%
  Income tax expense
    (benefit).........     (453)   -0.6%        99     0.1%     3,724     1.6%    2,115     2.8%    3,038     3.5%
                        -------   -----   --------   -----   --------   -----   -------   -----   -------   -----
  Income before
    extraordinary
    item..............    1,789     2.2%       146     0.1%     5,595     2.4%    3,173     4.3%    4,557     5.3%
  Extraordinary item
    (less applicable
    income taxes).....       --     0.0%        --     0.0%      (340)   -0.1%       --     0.0%       --     0.0%
                        -------   -----   --------   -----   --------   -----   -------   -----   -------   -----
  Net income..........    1,789     2.2%       146     0.1%     5,255     2.3%    3,173     4.3%    4,557     5.3%
                        =======   =====   ========   =====   ========   =====   =======   =====   =======   =====
  Accretion of
    preferred stock...    1,036     1.3%     2,156     1.6%     2,514     1.1%      792     1.1%       --     0.0%
                        -------   -----   --------   -----   --------   -----   -------   -----   -------   -----
  Net income (loss)
    available to
    common
    stockholders......  $   753     0.9%  $ (2,010)   -1.5%  $  2,741     1.2%  $ 2,381     3.2%  $ 4,557     5.3%
                        =======   =====   ========   =====   ========   =====   =======   =====   =======   =====

THREE MONTHS ENDED DECEMBER 31, 1998 AS COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1997

Total Revenue. Total revenue includes delivered sales, completed service center work orders, insurance replacement and corporate sales. Total revenue increased $12.2 million, or 16.3%, to $86.8 million in the three months ended December 31, 1998 from $74.6 million for the three months ended December 31, 1997. The increase was mainly comprised of $3.8 million from new stores and $7.1 million from comparable store sales growth. Comparable store sales increased by 10.6%, made up of an 11.9% increase at Tweeter, etc., a 23.9% increase at Bryn Mawr, and no change in comparable store sales at HiFi Buys. New technology products fueled first quarter fiscal 1999 sales performance. DVD players represented approximately 5.8% of total revenue for the three months ended December 31, 1998, as compared to approximately 2.2% of total revenue for the three months ended December 31, 1997. In addition, digital televisions and camcorders contributed to an increase in the average sales ticket.

Gross Profit. Cost of sales includes merchandise, net delivery costs, distribution costs, purchase discounts, and vendor volume rebates. Cost of sales increased $8.0 million, or 16.2% to $57.2 million in the three months ended December 31, 1998 from $49.2 million in the three months ended December 31, 1997. Gross profit increased $4.2 million, or 16.5% to $29.6 million in the three months ended December 31, 1998 from $25.4 million for the three months ended December 31, 1997. The gross margin increased slightly to 34.1% for the three months ended December 31, 1998 from 34.0% for the same period of the prior year. The increase in margin is primarily due to increased sales of new digital technology products, such as DVD players, digital televisions and digital camcorders. These digital technology products realize higher gross margin and higher average ticket than their analog counterparts. This increase was offset by growth in the video category relative to other categories that Tweeter sells. Video products generally realize lower gross margin than audio products. Tweeter expects sales of digital televisions to accelerate over the next few years, which will tend to increase video sales as a percentage of Tweeter's overall mix. Tweeter pursues strategies such as its "Sell Audio with Video" strategy, however, in order to offset the margin erosion that could occur due to an increase in sales of video products relative to the other categories of products that Tweeter sells.

Selling Expenses. Selling expenses include the compensation of store personnel, occupancy, store level depreciation, advertising, preopening expenses and credit card fees and excludes corporate, general and administrative expenses. Selling expenses increased $1.1 million, or 6.8%, to $17.5 million in the three months ended December 31, 1998 from $16.4 million for the three months ended December 31, 1997. However, as a percentage of revenue, selling expenses decreased to 20.2% in the three months ended December 31, 1998 from 22.0% in the prior year period. This decrease was the result of our leveraging the fixed portion of the selling expenses over a larger sales base, as well as continued execution of our expense reduction initiatives.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses include the costs of accounting, purchasing, information systems, human resources, training, executive officers and related support functions. Corporate, general and administrative expenses for the three months ended December 31, 1998 increased 54.4% to $4.0 million from $2.6 million for the three months ended December 31, 1997. As a percentage of total revenue, corporate general and administrative expenses increased to 4.7% for the three months ended December 31, 1998 from 3.5% for the prior year period. This increase was the result of increased administrative infrastructure, consisting of additional support personnel added since the comparable prior year period. Tweeter is continuing to build corporate infrastructure in anticipation of future growth.

Amortization of Goodwill. Amortization of goodwill decreased slightly to $215,000 in the three months ended December 31, 1998 from $221,000 in the three months ended December 31, 1997. The decrease was due to the completion during fiscal 1998 of amortization of the goodwill associated with the repurchase of a franchise.

Interest Expense. Interest expense decreased to $201,000 in the three months ended December 31, 1998 from $865,000 in the three months ended December 31, 1997. The decrease was due to Tweeter's using proceeds from its initial public offering to pay off the majority of long term debt outstanding.

Income Taxes. The effective tax rate for the quarters ended December 31, 1998 and December 31, 1997 was 40.0%.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

Total Revenue. Total revenue increased $99.8 million, or 75.3%, to $232.3 million in fiscal 1998 from $132.5 million in fiscal 1997. The increase was primarily comprised of $59.8 million from a full year of HiFi Buys revenues, $9.4 million from new stores, and $20.9 million from comparable store sales growth. Comparable store sales increased by 12.5%, made up of a 28.6% increase at Tweeter, etc., a 19.3% increase at Bryn Mawr, and 5.2% decrease at HiFi Buys. The exit from the New England market of competing retail chains has had a favorable impact on comparable store sales at Tweeter, etc., while the increase at Bryn Mawr resulted from the conversion to Tweeter's operating model. The decrease in HiFi Buys comparable store sales was primarily due to the planned elimination of entry level products and a decrease in associated promotional advertising.

Gross Profit. Cost of sales increased $65.0 million, or 75.3%, to $151.3 million in fiscal 1998 from $86.3 million in fiscal 1997. Gross profit increased $34.8 million, or 75.3% to $81.0 million in fiscal 1998 from $46.2 million in fiscal 1997. The gross margin remained the same for both periods at 34.9%.

Selling Expenses. Selling expenses increased $21.3 million, or 59.8%, to $56.9 million in fiscal 1998 from $35.6 million in fiscal 1997. The increase, on an absolute basis, was principally associated with advertising, commissions related to increased sales, fees related to private label credit card promotions, and rent and related staff positions for the additional stores acquired as part of the HiFi Buys acquisition. As a percentage of total revenue, selling expenses declined to 24.5% in fiscal 1998 from 26.8% in the prior year period. This decline was primarily the result of the inclusion of the HiFi Buys stores, which have lower advertising expenses as a percentage of revenue than our other stores due to their concentration in a single market.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased 37.0% in fiscal 1998 to $11.1 million from $8.1 million in fiscal 1997. As a percentage of total revenue, corporate, general and administrative expenses decreased to 4.8% for fiscal 1998 from 6.1% for the prior year period as we benefited from a larger sales base.

Amortization of Goodwill. Amortization of goodwill increased to $917,000 in fiscal 1998 from $487,000 in fiscal 1997. This increase is attributable to goodwill recorded for a full year in connection with the HiFi Buys acquisition.

Interest Expense. Interest expense increased to $2.8 million in fiscal 1998 from $1.8 million in fiscal 1997 due primarily to the increased debt incurred to fund the HiFi Buys acquisition. The funds from the initial public offering were used to pay off existing debt. Accordingly, management anticipates that cash outflows for interest will be reduced in 1999.

Income Taxes. The effective tax rates in fiscal 1998 and fiscal 1997 were 40.0% and 40.3%, respectively. For an analysis of changes in our effective tax rate, see Note 10 to Consolidated Financial Statements.

Accretion of Preferred Stock. In periods prior to its initial public offering, Tweeter had preferred stock outstanding. Tweeter accreted the preferred stock to its redemption value. Upon completion of the initial public offering, all preferred stock was converted to common stock and Tweeter eliminated all balances related to the preferred stock.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

Total Revenue. Total revenue increased $51.9 million, or 64.4%, to $132.5 million in fiscal 1997 from $80.6 million in fiscal 1996. The increase was due to $23.0 million from stores acquired in the HiFi Buys acquisition as well as a full year of revenue from stores acquired in May 1996 in the Bryn Mawr acquisition. Total revenue increased 8.0% at the Tweeter, etc. stores, all of which came from new stores as comparable store sales decreased 4.5% during fiscal 1997 versus the prior year. We believe that the decline in comparable store sales was due to general weakness in the consumer electronics industry and an ineffective marketing campaign for the first half of the fiscal year. Comparable store sales increased 4.7% at the Bryn Mawr stores.

Gross Profit. Cost of sales increased $34.5 million, or 66.6%, to $86.3 million in fiscal 1997 from $51.8 million in fiscal 1996. Gross profit increased $17.4 million, or 60.5%, to $46.2 million in fiscal 1997 from $28.8 million in fiscal 1996. Gross margin declined to 34.9% in fiscal 1997 from 35.7% in fiscal 1996. The decline was due to the impact on the gross margin at HiFi Buys, which was lower than the gross margin at the Tweeter, etc. and Bryn Mawr stores. We incurred lower gross margin at Tweeter, etc. stores due to a reduction in vendor rebates resulting from lower than expected sales volume and an increase in the percentage of lower margin video products sold. Gross margin increased at Bryn Mawr as Tweeter converted the stores to its operating model.

Selling Expenses. Selling expenses increased $13.6 million, or 61.7%, to $35.6 million in fiscal 1997 from $22.0 million in fiscal 1996. As a percentage of total revenue, selling expenses decreased to 26.8% in fiscal 1997 from 27.3% in fiscal 1996. The improvement in selling expenses as a percentage of revenue is a result of having the Bryn Mawr stores for the full year including the peak holiday selling season.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $3.4 million, or 71.8%, to $8.1 million in fiscal 1997 from $4.7 million in fiscal 1996. The increase was the result of investment in corporate infrastructure including the addition of purchasing, accounting and information systems staff in conjunction with the Bryn Mawr and HiFi Buys acquisitions and Tweeter's accelerated growth strategy. As a percentage of total revenue, corporate general and administrative expenses increased to 6.1% in fiscal 1997 from 5.9% in fiscal 1996 due to lower than anticipated sales and the timing of the HiFi Buys acquisition.

Amortization of Goodwill. Amortization of goodwill increased to $487,084, for fiscal 1997 from $129,273 for fiscal 1996. This increase is attributable to the additional goodwill recorded in connection with the HiFi Buys acquisition, as well as a full year of goodwill amortization from the Bryn Mawr acquisition.

Interest Expense. Interest expense for fiscal 1997 increased $1.2 million to $1.8 million in fiscal 1997 from $616,879 in fiscal 1996. This increase was due to the issuance of the $15.0 million senior subordinated notes, the proceeds of which were used for the HiFi Buys acquisition, as well as increased borrowings on our revolving line of credit. As a percentage of total revenue, interest expense increased to 1.4% in fiscal 1997 from 0.8% in fiscal 1996.

Income Taxes. For an analysis of changes in our effective tax rate, see Note 10 to Consolidated Financial Statements.

Accretion of Preferred Stock. In periods prior to its initial public offering, Tweeter had preferred stock outstanding. Tweeter accreted the preferred stock to its redemption value. Upon completion of the initial public offering, all preferred stock was converted to common stock and Tweeter eliminated all balances related to the preferred stock.

SEASONALITY AND QUARTERLY RESULTS

Tweeter's business is subject to seasonal variations. Historically, Tweeter has realized a significant portion of its total revenue and net income for the year during the first and fourth fiscal quarters, with a majority of net income for such quarters realized in the first fiscal quarter. Due to the importance of the holiday shopping season, any factors negatively impacting the holiday selling season could have a material adverse effect on Tweeter's financial condition and results of operations. Tweeter's quarterly results of operations may also fluctuate significantly due to a number of factors, including the timing of new store openings and acquisitions and unexpected changes in volume-related rebates from manufacturers. In addition, operating results may be negatively affected by increases in merchandise costs, price changes in response to competitive factors and unfavorable local, regional or national economic developments that result in reduced consumer spending.

The following tables set forth certain quarterly financial data in thousands and percentages of total revenue for the nine quarters ended December 31, 1998. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with Tweeter's Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period. See "Risk Factors -- Seasonal and Quarterly Fluctuations in Sales."

                               THREE MONTHS
                                   ENDED
                              ---------------
                               DECEMBER 31,
                                   1998
                              ---------------
Total revenue...............  $86,784   100.0%
Cost of sales...............   57,233    65,9%
                              -------   -----
Gross profit................   29,551    34.1%
Selling expenses............   17,499    20.2%
Corporate, general and
  administrative expenses...    4,041     4.7%
Amortization of goodwill....      215     0.2%
                              -------   -----
Income from operations......    7,796     9.0%
Interest expense............      201     0.2%
                              -------   -----
Income before income
  taxes.....................    7,595     8.8%
Income tax expense..........    3,038     3.5%
                              -------   -----
Net income..................  $ 4,557     5.3%
                              =======   =====
Stores open at beginning of
  period....................       52
New stores..................        1
Relocated stores............        1
Closed stores...............        0
Acquired stores.............        0
Stores open at end of
  period....................       53

                                                       THREE MONTHS ENDED
                              ---------------------------------------------------------------------
                               DECEMBER 31,        MARCH 31,         JUNE 30,        SEPTEMBER 30,
                                   1997              1998              1998              1998
                              ---------------   ---------------   ---------------   ---------------
Total revenue...............  $74,617   100.0%  $54,512   100.0%  $49,676   100.0%  $53,483   100.0%
Cost of sales...............   49,236    66.0%   35,044    64.3%   32,257    64.9%   34,729    64.9%
                              -------   -----   -------   -----   -------   -----   -------   -----
Gross profit................   25,381    34.0%   19,468    35.7%   17,419    35.1%   18,754    35.1%
Selling expenses............   16,390    22.0%   13,818    25.3%   13,379    26.9%   13,320    25.0%
Corporate, general and
  administrative expenses...    2,617     3.5%    2,771     5.1%    2,734     5.6%    3,006     5.6%
Amortization of goodwill....      221     0.3%      235     0.4%      221     0.4%      240     0.4%
                              -------   -----   -------   -----   -------   -----   -------   -----
Income from operations......    6,153     8.2%    2,644     4.9%    1,085     2.2%    2,188     4.1%
Interest expense............      865     1.2%      745     1.4%      745     1.5%      397     0.7%
                              -------   -----   -------   -----   -------   -----   -------   -----
Income before income taxes..    5,288     7.0%    1,899     3.5%      340     0.7%    1,791     3.4%
Income tax expense..........    2,115     2.8%      760     1.4%      136     0.3%      713     1.3%
                              -------   -----   -------   -----   -------   -----   -------   -----
Net income..................  $ 3,173     4.2%  $ 1,139     2.1%  $   204     0.4%  $ 1,078     2.1%
                              =======   =====   =======   =====   =======   =====   =======   =====
Stores open at beginning of
  period....................       47                50                50                51
New stores..................        3                 0                 1                 1
Relocated stores............        2                 0                 0                 0
Closed stores...............        0                 0                 0                 0
Acquired stores.............        0                 0                 0                 0
Stores open at end of
  period....................       50                50                51                52

                                                       THREE MONTHS ENDED
                              ---------------------------------------------------------------------
                               DECEMBER 31,        MARCH 31,         JUNE 30,        SEPTEMBER 30,
                                   1996              1997             1997(1)           1997(1)
                              ---------------   ---------------   ---------------   ---------------
Total revenue...............  $34,988   100.0%  $25,595   100.0%  $28,211   100.0%  $43,731   100.0%
Cost of sales...............   22,688    64.8%   16,493    64.4%   18,552    65.8%   28,582    65.4%
                              -------   -----   -------   -----   -------   -----   -------   -----
Gross profit................   12,300    35.2%    9,102    35.6%    9,659    34.2%   15,149    34.6%
Selling expenses............    7,927    22.7%    6,870    26.8%    8,160    28.9%   12,611    28.8%
Corporate, general and
  administrative expenses...    1,775     5.0%    2,018     8.0%    2,069     7.4%    2,240     5.1%
Amortization of goodwill....       60     0.2%       60     0.2%      122     0.4%      245     0.6%
                              -------   -----   -------   -----   -------   -----   -------   -----
Income (loss) from
  operations................    2,538     7.3%      154     0.6%     (692)   -2.5%       53     0.1%
Interest expense............      274     0.8%      239     0.9%      473     1.7%      822     1.9%
                              -------   -----   -------   -----   -------   -----   -------   -----
Income (loss) before income
  taxes.....................    2,264     6.5%      (85)   -0.3%   (1,165)   -4.2%     (769)   -1.8%
Income tax expense
  (benefit).................      914     2.6%      (38)   -0.1%     (467)   -1.7%     (310)   -0.7%
                              -------   -----   -------   -----   -------   -----   -------   -----
Net income (loss)...........  $ 1,350     3.9%  $   (47)   -0.2%  $  (698)   -2.5%  $  (459)   -1.1%
                              =======   =====   =======   =====   =======   =====   =======   =====
Stores open at beginning of
  period....................       33                35                35                47
New stores..................        2                 0                 2                 0
Relocated stores............        0                 1                 0                 0
Closed stores...............        0                 0                 0                 0
Acquired stores.............        0                 0                10                 0
Stores open at end of
  period....................       35                35                47                47

---------------

(1) Includes results of the HiFi Buys acquisition from May 30, 1997, which was accounted for using the purchase method.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, working capital was $14.8 million as compared to $11.8 million at December 31, 1997. In addition, as of December 31, 1998, Tweeter had $30.0 million available for borrowing under its credit facility.

Net cash provided by operations was $9.7 million for the three months ended December 31, 1998, comprised primarily of $4.6 million in net income, an increase in accounts payable and accrued expenses of $14.1 million, an increase of $1.0 million in customer deposits and depreciation and amortization of $1.1 million. This was offset by increases in inventory of $5.5 million and accounts receivable of $5.4 million, as well as minor changes in other operating accounts. Net cash used in investing activities during the three months ended December 31, 1998 was approximately $3.7 million, primarily used to open new stores and relocate existing stores. Net cash used in financing activities during the three months ended December 31, 1998 was approximately $2.9 million, comprised of payments of long-term debt of $5.2 million, offset by $2.3 million of miscellaneous borrowings.

As of September 30, 1998, Tweeter had $18.3 million in working capital compared to $11.9 million on September 30, 1997. In addition, as of September 30, 1998, $24.8 million was available for borrowing on our credit facility.

Net cash provided by operations was $4.4 million for fiscal 1998, comprised primarily of $5.3 million in net income, an increase in accounts payable and accrued expenses of $2.3 million and depreciation and amortization of $3.9 million. This was offset by increases in inventory of $7.2 million and accounts receivable of $0.7 million and a decrease in deferred warranty of $1.5 million, as well as minor changes in other operating accounts. Net cash used in investing activities during fiscal 1998 was approximately $9.0 million used primarily to open five new stores, relocate two stores and purchase a facility a facility in Canton, Massachusetts to serve as a corporate headquarters, service center and distribution center. Net cash provided by financing activities was $4.2 million in fiscal 1998 consisting of net proceeds of $32.2 million from our initial public offering, primarily offset by repayment of $26.4 million of debt outstanding.

Net cash used in operations was approximately $6.2 million in fiscal 1997, comprised primarily of an increase in inventory of $6.5 million related to new stores, including the acquired HiFi Buys stores. Net cash used in investing activities during fiscal 1997 was approximately $23.5 million, including $19.5 million for the HiFi Buys acquisition and $4.0 million for new stores. Net cash provided by financing activities was $30.5 million in fiscal 1997, consisting of $20.7 million of long term debt, $6.8 million from issuance of preferred stock, and $3.1 million of miscellaneous borrowings.

Tweeter primarily needs cash for working capital to support its inventory requirements, selling and administrative expenses and capital expenditures, pre-opening expenses and beginning inventory for new or relocated stores. Additionally, Tweeter pursues an active acquisition strategy, and capital needs arise as acquisition opportunities become available.

Prior to its initial public offering, Tweeter financed its operations through cash flow from operations and its revolving credit facility with BankBoston, N.A. It funded its acquisitions primarily through private placements of equity and debt securities. These private placements generated gross proceeds of approximately $18.0 million from the issuance of preferred stock and approximately $17.2 million in senior subordinated notes.

Tweeter's completed its initial public offering in July 1998, which yielded approximately $32.2 million, net of offering expenses. Tweeter used these net proceeds to repay:

        - Approximately $14.5 million in outstanding indebtedness under its credit facility;

        - Approximately $15.0 million in outstanding indebtedness under certain subordinated promissory notes issued in connection with the HiFi Buys acquisition;

        - Approximately $1.9 million in outstanding indebtedness under the terms of a certain promissory note dated November 28, 1995, incurred in connection with a recapitalization pursuant to which Tweeter repurchased common stock from certain of its stockholders; and

        - Approximately $771,000 in outstanding indebtedness under a certain subordinated note dated May 30, 1997 issued in connection with the HiFi Buys acquisition.

Tweeter's credit facility currently has a maximum availability of $30.0 million and a maturity date of July 31, 2001. Any borrowed funds will be secured by our inventory and certain other assets (including pledges of stock in certain affiliates). At our election, interest accrues on borrowings at either (i) the higher of BankBoston's Base Rate or the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin varying from 100 to 175 basis points. The credit agreement contains various financial covenants, including a maximum ratio of debt to EBITDA, cash flow and interest coverage tests, and a minimum net worth test, and provides for limitations on other indebtedness, liens, capital expenditures, mergers, payment of dividends and certain other matters.

We believe that the net proceeds from this offering, together with cash generated by operations and available borrowings under our credit facility, will be sufficient to finance our working capital and capital expenditure requirements for at least the next twelve months and our acquisition of Home Entertainment. If we pursue additional acquisitions within this period, however, such acquisitions could strain our capital resources. Furthermore, due to the seasonality of our business, our working capital needs are significantly higher the fiscal third and fourth quarters and there is the possibility that this could cause unforeseen capital constraints in the future.

YEAR 2000 COMPLIANCE

PRODUCTS

Tweeter purchases and sells new mid to high-end consumer electronic products, which suppliers recently manufactured. Tweeter believes that it is unlikely that these products have Year 2000 problems or that, even if some products were not Year 2000 compliant, the warranty expenses to Tweeter would be material. As such, we do not intend to evaluate individual products. If a large quantity of these products, however, are non-compliant and consumers learn of this non-compliance, we could suffer a loss of sales.

SUPPLIERS

Tweeter has begun contacting its suppliers to ensure that Year 2000 issues will not materially adversely affect its supply chain and inventory levels. We expect this process to be completed by August 1999. When we have compiled adequate information regarding the Year 2000 status of our major suppliers we will formulate contingency plans based upon these assessments. Any failure of suppliers to provide inventory to Tweeter could have a material adverse effect on its results of operations and financial condition.

INTERNAL OPERATIONS

Tweeter is currently evaluating its internal business systems, as well as its stores and storage facilities for Year 2000 problems. We have substantially completed our assessment of our internal systems and software, and believe that Year 2000 issues will not materially affect our business. We have already completed the majority of the required coding conversions on our information technology, including our patented Automatic Price Protection software. All of our other internal software, including our accounting software, are recently released, off-the-shelf applications, which are certified as compliant by their licensors. Tweeter anticipates identifying and completing all known remaining coding conversions during the current fiscal year.

Although we anticipate minimal business disruption as a result of Year 2000 issues, possible consequences of non-compliance include, but are not limited to, loss of communications links with certain store locations, loss of electric power, loss of security systems, and inability to process transactions, send purchase orders or engage in similar normal business activities.

COSTS OF COMPLIANCE

We estimate the total cost of Tweeter's Year 2000 compliance will not be material in amount. Tweeter has not hired any outside personnel to assess the scope of or provide solutions to Year 2000 problems. We have not diverted material resources, including employee resources, and any costs expended are an immaterial part of our information technology budget.

The Year 2000 expenses incurred to date and the completion dates are based on management's best estimates and may be updated as additional information becomes available.

IMPACT OF INFLATION

We do not believe that inflation has had a material adverse effect on Tweeter's results of operations. However, we cannot predict accurately the effect of inflation on future operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) recently issued Statement of Financial Accounting Standards "SFAS" No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," SFAS No. 132, "Employer's Disclosures About Pensions and Other Post Retirement Benefits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

SFAS No. 130, 131 and 132 will be implemented during fiscal year 1999. We do not expect that the adoption of these statements will have a material impact on the consolidated financial statements.

SFAS No. 133 will be implemented during fiscal year 2000. We do not expect that the adoption of this statement will have a material impact on the consolidated financial statements.

                                    BUSINESS

OVERVIEW

Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. We operate 53 stores under the Tweeter, etc. name in the New England market, the Bryn Mawr Stereo & Video name in the Mid-Atlantic market and the HiFi Buys name in the Southeast market. Our stores feature an extensive selection of home and car audio systems and components, portable audio equipment and home video products, including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. We differentiate our stores by focusing on consumers who seek audio and video products with advanced features, functionality and performance. We do not offer personal computers or home office equipment. The stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. We seek to build name recognition and customer loyalty by combining a high level of service with competitive prices backed by our patented Automatic Price Protection program. Audio Video International Magazine recognized us as the "Consumer Electronics Retailer of the Year" in both 1996 and 1997. The TWICE Consumer Electronics Retail Registry named us the fastest growing consumer electronics retailer in the United States in 1997 and 1998.

INDUSTRY

According to Tweeter estimates, retail sales of audio and video products were approximately $30 billion in 1997. Tweeter also estimates that between 1980 and 1997, the audio and video segment expanded at a compound annual growth rate of 4.3%, with faster growth of 5.6% from 1980 to 1990 due to new product introductions, including compact disc players and video cassette recorders, and more modest growth of 2.3% between 1990 and 1997 as product categories matured.

Tweeter believes that the following trends in the consumer electronics industry create significant opportunities for a specialty retailer of audio and video products such as Tweeter:

POSITIONING OF LARGE FORMAT, HIGH VOLUME RETAILERS

In the 1990s, consumer electronics retailing has become increasingly dominated by large format stores, including superstores and mass merchandisers. These stores typically rely on high sales volumes by marketing a wide variety of products to a broad segment of consumers, with an emphasis on introductory level products. Many of these retailers have sought to capitalize on the growth of certain product categories within the overall consumer electronics industry, including personal computers, software, home office equipment and telecommunications equipment, which Tweeter believes has contributed to a decrease in emphasis by those stores on audio and video products. According to Tweeter estimates, audio and video products accounted for 31% of total sales of consumer electronic products in 1997 versus 44% in 1990. Tweeter believes that because of their emphasis on high volume across broad product categories, these large format stores are unable to match the product knowledge, service and shopping environment of a specialty audio and video retailer such as Tweeter.

CONSOLIDATION OF CONSUMER ELECTRONICS RETAILERS

The retail consumer electronics industry is highly fragmented, and Tweeter estimates that the two largest superstore chains accounted for less than 22% of the total sales attributable to the 100 largest retailers in 1997. Tweeter believes that the expansion of large format chains has precipitated consolidation of the industry during the 1990s by placing competitive pressure on (i) regional broadline consumer electronics retailers with strategies undifferentiated from consumer electronics superstores and mass merchandisers, and (ii) smaller specialty retailers that may be successfully differentiated but which operate at a disadvantage due to limited scale, media inefficiencies, reduced purchasing power and lack of management depth. Tweeter believes that regional specialty retailers with strong consumer name recognition represent attractive acquisition candidates and that the smaller or weaker specialty retailers will continue to face significant competitive pressures, thereby providing opportunities for retailers with scale advantages to increase market share.

ADVENT OF NEW TECHNOLOGIES

Growth in the audio and video consumer electronics market has historically been accelerated by the introduction of new products based on technological innovations. For example, the proliferation of video cassette recorders and compact disc players helped to accelerate growth in the 1980s. Tweeter believes that a new generation of technology offers the prospect of increased industry sales with the introduction of digital products such as DVD players and high definition televisions, as well as direct broadcast satellite systems and internet-ready televisions. According to statistics provided by the Consumer Electronics Manufacturers' Association, approximately 858,800 DVD players were shipped in the first eleven months of 1998, and sales of DVD players in November 1998 reached 1.4 million units on an annualized basis. The Company believes that specialty retailers with sales personnel capable of understanding and communicating the benefits of technologically advanced products to consumers are well positioned to capture the increased sales that may result should such products achieve market acceptance.

BUSINESS STRATEGY

Our goal is to become the leading specialty retailer of high-quality audio and video products. The key elements of our business strategy are as follows:

EXTENSIVE SELECTION OF MID TO HIGH-END AUDIO AND VIDEO PRODUCTS

We concentrate on mid to high-end audio and video consumer electronics products. This focus differentiates us from larger format superstores and mass merchandisers, which offer a broad array of consumer electronics and non-electronics products with a higher emphasis on products priced at introductory price levels. Tweeter's emphasis on higher-end products positions it attractively to manufacturers seeking to sell more advanced or limited distribution products as part of their distribution strategy. Limited distribution products accounted for approximately 41% of product sales in fiscal 1998. As a result of our higher-end product focus, a historical early adopter customer base and our extensively trained sales force, we are often among the earliest retailers to offer new product innovations on behalf of manufacturers. In addition, we believe that our focused product offering allows for higher gross margin opportunities, appeals to a more service-conscious consumer and results in enhanced brand awareness of our regional names to our targeted customer group.

EXCEPTIONAL CUSTOMER SERVICE

We believe that the quality and knowledge of our sales associates is critical to our success and represents a significant competitive advantage. Our relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure environment. We provide new sales associates with five weeks of intensive classroom training, and all sales associates receive five to fifteen days of ongoing training per year, both at the store and at Tweeter's regional training centers. Our sales force receives technical product and sales training prior to our introduction of significant new products. We believe that the success of our operating model has enabled us to engender long-term customer loyalty.

DYNAMIC, INVITING STORES

Our stores display products in a dynamic and inviting setting intended to encourage the customer to view and hear products in sound rooms architecturally and acoustically designed to simulate the customer's home or car environment. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand-painted murals and other decorative artwork. Innovative and interactive product displays enable customers to sample and compare a variety of products. Each store contains a television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases our home theater products.

EVERYDAY COMPETITIVE PRICING

We utilize an "everyday competitive pricing" strategy with fixed prices clearly marked on our products. Store managers regularly visit local competitors to ensure that our pricing remains competitive within the store's local market. In addition, all product sales are backed by our patented Automatic Price Protection program. Under this program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of the store advertises a lower price within 30 days of purchase, we automatically send a check to the customer for the difference without requiring the customer to request payment. The Automatic Price Protection program is designed to remove pricing concerns from the purchase decision and, as a result, allows customers and the sales staff to focus on product functionality, performance and quality.

GROWTH STRATEGY

We opened our first store in 1972 in Boston under the Tweeter, etc. name and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, Tweeter adopted its current growth strategy to:

        - Open new stores in current regional markets and relocate certain stores to more favorable sites; and

        - Selectively pursue acquisitions in new regional markets and achieve operating improvements by converting each acquired company to its core operating model and leveraging distribution, marketing and corporate infrastructure.

NEW STORES

We intend to open new stores and relocate a limited number of stores within existing markets in order to increase penetration and leverage regional advertising, distribution, and operating efficiencies. During fiscal 1998, we opened two Tweeter, etc. stores and three Bryn Mawr stores. We intend to open 11 new stores in fiscal 1999, one of which is now open. These stores do not include the seven Home Entertainment stores which we intend to acquire in February 1999. We believe that our acquisitions of Bryn Mawr in May 1996, HiFi Buys in May 1997 and our pending acquisition of Home Entertainment provide us with platforms from which to open new stores within and around their markets.

STRATEGIC ACQUISITIONS

We believe that we have obtained, and can continue to obtain, significant benefits from the consummation of strategic acquisitions of existing specialty retailers with a similar product mix and strong consumer reputation in geographic markets in which we do not currently operate. We believe that we can leverage the performance of an acquisition candidate by:

        - Applying our sales management and sales incentive strategies;

        - Adjusting the product mix to be compatible with our emphasis on higher margin audio and video products;

        - Applying our advertising and marketing strategies and programs, including our Automatic Price Protection and everyday competitive pricing programs;

        - Implementing our relationship selling and customer service philosophies; and

        - Utilizing our purchasing and distribution capabilities and administrative infrastructure.

We believe that acquisition opportunities are created by the fragmented nature of the consumer electronics industry, the limited exit strategies available to owners of local and regional specialty retailers, the competitive pressures imposed by larger format retailers, and the insufficiency of capital necessary to support inventory, advertising or expansion. We believe that we are a well positioned consolidator because we:

        - Are known within the industry as a leading specialty retailer;

        - Utilize a store size and concept which can be readily adapted to the acquired stores;

        - Have successfully consummated two strategic acquisitions;

        - Have developed an operational, administrative and marketing infrastructure with the proven capability to successfully integrate acquisitions;

        - Enjoy experienced and proven senior management, having an average of 13 years of tenure with us (or our acquired companies); and

        - Would seek to offer potential employment and managerial opportunities within the consolidated enterprise to employees of the targeted retailer.

RECENT ACQUISITIONS

ACQUISITION OF BRYN MAWR

In May 1996, we completed the Bryn Mawr acquisition. Like the Tweeter, etc. stores, the Bryn Mawr stores enjoyed considerable name recognition and targeted similar service-oriented customers. Since the Bryn Mawr stores offered a product mix similar to the Tweeter, etc. stores, we consummated the Bryn Mawr acquisition with the goal of realizing increased revenues and store contribution through the application of our established operational strategies to the acquired stores. Towards that goal, we:

        - Increased advertising expenditures and refocused advertising to emphasize radio, television and direct marketing rather than print;

        - Implemented our everyday competitive pricing and Automatic Price Protection programs;

        - Initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

        - Focused the sales staff on higher margin products, particularly audio products.

ACQUISITION OF HIFI BUYS

In May 1997, we completed the HiFi Buys acquisition. Like Tweeter, etc. and Bryn Mawr, HiFi Buys had created a strong reputation among consumers as a specialty retailer of high quality audio and video products. The HiFi Buys stores, at an average size of 15,000 square feet, are larger than the average Tweeter, etc. or Bryn Mawr stores. The HiFi Buys stores carried a broader product mix, however, including more entry level product offerings and marketed heavily through promotional newspaper advertising. Our integration strategy in the HiFi Buys acquisition has been to increase store contribution by converting the HiFi Buys product mix to one compatible with the Tweeter, etc. stores and to manage a planned decrease in sales while increasing gross margins and reducing operating expenses. Specifically, following the HiFi Buys acquisition we:

        - Adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products;

        - Altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution;

        - Reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward our traditional relationship selling and everyday competitive price message;

        - Converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media;

        - Implemented the Automatic Price Protection program; and

        - Eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

PENDING ACQUISITION OF HOME ENTERTAINMENT

On December 9, 1998, Tweeter agreed in principle to acquire the retail operations of Home Entertainment, a seven store chain located in the Dallas and Houston markets, for $8.2 million in cash, excluding acquisition costs. Home Entertainment is a focused retailer of high quality audio and video products with a 42-year operating history. We believe that there is a significant opportunity to increase sales at the store level. In addition, Home Entertainment operates a successful custom installation business, which we believe can be applied in our other stores. We intend to open, over time, new Home Entertainment stores in Dallas and Houston, as well as elsewhere in Texas. We expect to continue the operation of the retail stores as well as the service and distribution facilities. We expect to close this acquisition in February 1999. The closing is subject to various conditions, however, including satisfactory completion of our due diligence investigation of Home Entertainment, which currently is underway, and negotiation and execution of a definitive asset purchase agreement. It is possible, therefore, that we will not complete the planned acquisition.

STORE FORMAT AND OPERATIONS

STORE FORMAT

We currently operate 53 stores, comprised of 24 Tweeter, etc. stores in the New England market, 18 Bryn Mawr stores in the Mid-Atlantic market, and 11 HiFi Buys stores in the Southeast market. While our stores vary in size, the current prototype is 10,000 square feet, with approximately 70% of square footage devoted to selling space. Many stores utilize mezzanine level storage space to reduce overall occupancy expense.

Tweeter's store concept combines the comfort of the home environment with practical displays enabling consumers to sample and compare the features and functions of products in various combinations. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand painted murals and other decorative artwork. Unlike many of the competitors' stores, which contain large, open spaces in which many different audio and video products are tested and sampled, our stores feature individual sound rooms. The sound rooms architecturally and acoustically resemble a home environment to enable the customer to see and hear how products will perform at home. These sound rooms allow the customer to listen to and to compare various combinations of receivers, CD players, tape decks and speakers. In addition, each store contains a traditional television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases Tweeter's home theater products. Other displays, such as the "big red button," allow the customer to change, by pushing a button, mono television sound into a five speaker or surround sound experience. Each store also features a camcorder gallery which allows customers to sample different camcorders, and to shoot videos of their children within the adjacent children's play area. Some stores display a car on the selling floor which features a state-of-the-art car stereo system and serves to exhibit our installation capabilities. Most stores provide car stereo installation through on-premises installation bays.

STORE OPERATIONS

Stores are typically staffed with a store manager, an assistant manager, 12 sales associates and two mobile electronics installers. We provide new sales associates with five weeks of intensive classroom training, and all sales associates receive five to fifteen days of ongoing training per year, both at the store and at the regional training centers. The sales force receives technical product and sales training prior to the introduction of significant new products. Most stores are open seven days a week.

STORE ECONOMICS

Tweeter believes that it benefits from attractive store level economics. The average investment by Tweeter for the eight new stores opened in the 27 months ended September 30, 1998, including leasehold improvements, equipment, the cost of inventory (net of payables), and preopening expenses was approximately $860,000. The average net sales and store level cash flow, which excludes any preopening expenses, allocated corporate overhead, depreciation and interest, but includes occupancy expense and advertising, for fiscal 1998 was approximately $3,672,000 and $379,000, respectively, for stores owned by Tweeter throughout the period.

SITE SELECTION

Tweeter's stores average approximately 10,000 square feet and are typically located in free-standing buildings or strip shopping centers within high traffic shopping areas. New store sites are selected on the basis of several factors, including physical location, demographic characteristics of the local market, proximity to superstore competitors, access to highways or other major roadways, and available lease terms. We look for co-tenants, such as bookstores, that are likely to draw customers whom we would otherwise target within the site's relevant market and believe that the proximity of superstore competitors is, on balance, a positive factor due to increased customer traffic. We lease all of our stores.

Set forth below is a table summarizing the locations, opening years, and years of relocation where specified, of Tweeter's stores as of December 31, 1998:

       TWEETER, ETC.                       BRYN MAWR                        HIFI BUYS
----------------------------   ---------------------------------   ----------------------------
                YEAR OPENED/                        YEAR OPENED/                   YEAR OPENED/
   LOCATION      RELOCATED          LOCATION         RELOCATED        LOCATION      RELOCATED
   --------     ------------        --------        ------------      --------     ------------
Boston, MA         1972        Bryn Mawr, PA           1946        Norcross, GA      1990
Cambridge, MA   1974/1998      Maple Shade, NJ         1978        Alpharetta, GA    1991
Newton, MA      1976/1995      Abington, PA            1981        Athens, GA        1991
Burlington, MA  1978/1996      Allentown, PA           1982        Buckhead, GA      1993
Dedham, MA         1980        Montgomeryville, PA     1984        Southlake, GA     1993
Framingham, MA     1983        Wilmington, DE       1985/1992      Tucker, GA        1993
Hyannis, MA     1983/1994      Harrisburg, PA       1986/1994      Marietta, GA      1994
New London, CT  1985/1998      Wilmington,DE           1987        Kennesaw, GA      1995
Hanover, MA        1986        Allentown, PA           1987        Smyrna, GA        1995
Danbury, CT     1986/1997      Baltimore, MD           1990        Gwinnet, GA       1996
Seekonk, MA        1988        Timonium, MD            1990        Birmingham, AL    1998
Warwick, RI        1989        King of Prussia, PA     1995
Newington, CT      1990        Glen Burnie, MD         1995
Avon, CT           1993        Princeton, NJ           1997
Peabody, MA        1993        Lancaster, PA           1997
Manchester, CT  1994/1998      Reading, PA             1997
Salem, NH          1994        York, PA                1997
Boston, MA         1995        Deptford, NJ            1998
Milford, CT        1995
Holyoke, MA        1996
Portsmouth, NH     1996
Nashua, NH         1996
Attleboro, MA      1997
Manchester, NH     1998

MERCHANDISE

Our stores feature home and car audio systems and components, video products such as large screen televisions, digital satellite systems, video cassette recorders, camcorders, DVD players and other consumer electronics products such as cellular phones and portable audio equipment. Tweeter offers custom home and car stereo installation services and provides warranty and non-warranty repair services through all of its stores. We also offer insurance replacement services to insurance companies, providing replacement products to the policyholders of those insurance companies. Additionally, Tweeter has a corporate sales division which markets and sells to businesses, institutions and other organizations. Our emphasis on mid to high-end products enables us to offer limited distribution products and to be among the earliest retailers to offer new product innovations on behalf of manufacturers. Limited distribution products accounted for approximately 41% of our sales in fiscal 1998.

We stock products from over 50 vendors, including Adcom, Aiwa, Alpine, Bose, Boston Acoustics, Denon, Eclipse, Kenwood, Klipsch, Mirage, Mission, Mitsubishi, Monster Cable, Panasonic, Pioneer, ProScan, Rockford Fosgate, Sony and Yamaha. Tweeter seeks to manage its product mix to maximize gross margin performance. Historically, video products have yielded lower gross margin than audio products. Total sales of video products have increased at rates faster than the increases in audio product sales during the last several years as a result of the increased customer interest in big screen televisions. Accordingly, we have adopted a "Sell Audio with Video" strategy in order to enhance overall gross margin through increased sales of higher margin audio products.

The table below sets forth the approximate percentages of revenues for each of Tweeter's primary product categories for fiscal years 1996, 1997 and 1998 and for the three months ended December 31, 1997 and 1998. The percentage of revenues represented by each product category may be affected by, among other factors, competition, economic conditions, consumer trends, the introduction into the market of new products, changes in our product mix, and the timing of marketing events. The percentages are also impacted by acquisitions of stores offering different mixes of products. In particular, the increase in the percentage of revenue represented by video products in fiscal 1998 was primarily driven by inclusion of the acquired Hifi Buys stores. The historical percentages set forth below may not be indicative of revenue percentages for future periods:

                             PERCENTAGE OF REVENUES

                                              YEAR ENDED                   THREE MONTHS ENDED
                                            SEPTEMBER 30,                     DECEMBER 31,
                                     ----------------------------          ------------------
         PRODUCT CATEGORY            1996        1997        1998          1997          1998
         ----------------            ----        ----        ----          ----          ----
Audio Equipment(1).................   35%         33%         33%           36%           36%
Video Equipment(2).................   36%         36%         43%           43%           43%
Mobile Equipment and Other(3)......   29%         31%         24%           21%           21%

---------------
(1) Includes speakers, cassette decks, receivers, turntables, compact disc players, mini disc players, amplifiers, preamplifiers, and portable audio equipment.
(2) Includes video cassette players, camcorders, televisions, projection televisions, DVD players, and satellite dishes.
(3) Includes car decks, amplifiers and speakers, car security products, navigation equipment, cellular phones, audio and video accessories, and extended performance guaranties.

PURCHASING AND INVENTORY

Tweeter's purchasing and inventory control functions are based at its executive offices in Canton, Massachusetts. The purchasing decisions are made by our buying team, which has primary responsibility for product selection, stocking levels and pricing. Purchasing decisions are facilitated by our information systems which analyze stocking levels and product sell-through. The purchasing group continuously reviews new and existing products with a view towards maintaining a wide range of high quality, brand-name consumer electronics products within the product mix. In order to remain current with new and developing products, we regularly host presentations by our major suppliers.

In addition to making direct purchases, we are a member of Progressive Retailers Organization, a volume-buying group of 14 specialty electronics retailers across the country. This affiliation often provides us with opportunities to obtain additional vendor rebates, product discounts and promotional products. Tweeter is not obligated to make purchases through Progressive Retailers Organization. Tweeter's President serves on the Board of Directors of Progressive Retailers Organization.

Tweeter sources products from more than 50 vendors, the largest of whom, Sony, accounted for 22% of fiscal 1998 purchases. Tweeter does not maintain long term commitments or exclusive contracts with any particular vendor, but instead considers numerous factors, including price, credit terms, distribution, quality and compatibility with its existing product mix in making its purchasing decisions. Tweeter utilizes a sophisticated automatic replenishment system for store inventory, maintaining stock levels and minimizing total dollars invested in inventory. We believe that our relationship with our large vendors is excellent and that our focused merchandising and high degree of customer service makes us an important distribution channel, particularly for the introduction of new products.

Tweeter distributes products to stores through three regional distribution and service centers. In August, we relocated to a new, 80,000 square feet facility in Canton, Massachusetts which serves as our corporate headquarters and distribution and service center for the Tweeter, etc. stores. The King of Prussia, Pennsylvania distribution center is 50,000 square feet and services the Bryn Mawr stores. The Atlanta, Georgia facility is 80,000 square feet and services the HiFi Buys stores. We believe that these facilities are sufficient to handle our planned expansion in these markets through at least the year 2000.

ADVERTISING AND MARKETING

Tweeter targets consumers seeking informed advice concerning product selection and system integration of audio and video consumer electronics products. Our marketing strategy differs from our primary competitors in that we rely substantially on electronic media, primarily radio and an extensive direct marketing effort. We believe advertising on specific radio stations and at specific times allows us the flexibility to tailor our marketing message. Our radio advertising campaigns seek to generate name recognition and to reinforce identification of Tweeter as a source of high quality products at competitive prices, staffed with a knowledgeable, attentive sales force. We complement our radio strategy from time to time with television and print advertisements. The specific allocation of advertising dollars among the various types of advertising media is reviewed from time to time by management and, if necessary, adjusted to reflect our assessment of advertising results and market conditions.

We also rely on a sophisticated direct marketing campaign to our customers. We have developed a comprehensive database-marketing program to match past customer purchasing history to the next logical purchase option for that customer. For example, we have distributed direct mail regarding surround sound products to customers who recently purchased large screen televisions. We also distribute an award-winning 100 page Buyer's Guide once a year and a smaller 36 page catalog nine times per year. We believe that our relatively inexpensive direct mail activities leverage and complement our general media advertising campaigns.

We believe that our commitment to providing competitive pricing on our products is a critical component of our marketing and advertising strategy. In 1993, we abandoned our promotional marketing approach and adopted an everyday competitive pricing strategy, with fixed prices clearly marked on our products. Store managers regularly visit the local competition to ensure the store's pricing remains competitive. At the same time, our competitive prices are backed by our Automatic Price Protection program. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of that store advertises a lower price within 30 days of the customer's purchase, we automatically send a check to the customer for the difference. Unlike other price guarantee programs in place within the industry, the refund process does not require the customer to call or return to the store of purchase and request a price match refund. The Automatic Price Protection program is intended to be hassle-free, customer friendly and viewed as a reflection of Tweeter's commitment to customer service. Most recently, in fiscal 1997, we implemented our "Wise Buys" program. Under this program, Tweeter's buyers identify special, reduced-priced items, often closeouts or last year's top-of-the-line models, which are purchased from the manufacturer and offered to the consumer at a substantial discount from the original retail price. We believe that the pricing of the Wise Buys items represents substantial value to the consumer with little or no negative impact to gross margin. Our advertisements frequently describe or refer to the Automatic Price Protection and Wise Buys programs.

INFORMATION SYSTEMS

Tweeter utilizes a sophisticated, fully integrated mainframe based management information system which updates after every transaction, and which is accessible on a real time basis to management, sales associates and product buyers. Extensive sales reporting and sales tracking is provided real time on screen to store managers and individual sales associates which tracks category sales and benchmarks key sales data for Tweeter. This system enables management and store managers to review sales volume, gross margin and product mix on a per store or per sales associate basis, allows for the viewing of open orders, inventory value and mix, and tracks sales by product category, by sales associate, and by store. We provide ongoing training and support in the use of this system and compensate and benchmark the store managers based upon this information.

Tweeter currently utilizes several software systems which require modification or upgrading to accommodate the "Year 2000" changes needed for correct recording of dates in the year 2000 and beyond. We believe that all such systems can be changed by the end of 1999 and do not expect the cost of such changes to be material to our financial condition or results of operations.

EMPLOYEES

As of December 31, 1998, Tweeter had 997 employees, comprised of 948 full-time and 49 part-time employees. None of our employees are covered by collective bargaining agreements, and we believe our relations with our employees are good.

INTELLECTUAL PROPERTY

The "Tweeter, etc.," "Bryn Mawr Stereo," "The Place for Bass," and "Wise Buys" service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the "HiFi Buys" service mark. Tweeter has submitted applications for registration of certain other of its service marks, which applications are currently pending.

PROPERTIES

In addition to its stores, all of which are leased, Tweeter also leases two distribution and office facilities in King of Prussia, Pennsylvania, and Atlanta, Georgia, with lease terms expiring in 2011 and 2008, respectively. On July 9, 1998, we purchased a facility in Canton, Massachusetts that serves as our corporate headquarters and our New England service and distribution center. The purchase price and related building improvements were approximately $5.3 million, which has been paid out of available cash or borrowings on our credit facility.

LITIGATION

From time to time, Tweeter is involved in litigation in the ordinary course of business. In the opinion of management, no such litigation is likely to have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth certain information with respect to executive officers, directors and certain other key employees of Tweeter as of the date of this prospectus:

NAME                                        AGE                        POSITION
----                                        ---                        --------
EXECUTIVE OFFICERS AND DIRECTORS
Samuel Bloomberg..........................  47    Chairman, Chief Executive Officer and Director
Jeffrey Stone.............................  42    President, Chief Operating Officer, Treasurer and
                                                  Director
Joseph McGuire............................  38    Vice President, Chief Financial Officer and Chief
                                                  Information Officer
Jeffrey Bloomberg(1)......................  51    Director
Matthew Bronfman(2).......................  39    Director
Michael Cronin(1)(2)......................  45    Director
Steven Fischman...........................  57    Director

KEY EMPLOYEES
Roy Bertalotto............................  45    Vice President, New Store Development
Linda Christman...........................  43    Vice President, Human Resources
David Ginsburg............................  48    Vice President, Southeastern Region
Dori Ginsburg.............................  41    Vice President, Insurance Replacement
Albert Gordon.............................  39    Vice President, Operations and Corporate Finance
Noah Herschman............................  36    Vice President, Marketing
Bernard Sapienza..........................  36    Vice President, Purchasing
Paul Shindler.............................  43    Vice President, Training

---------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

Samuel Bloomberg is a co-founder of Tweeter and has served as director and/or officer since its inception. Mr. Bloomberg has been Chief Executive Officer of Tweeter since September 1983 and Chairman of the Board since 1986. Mr. Bloomberg is the brother of Jeffrey Bloomberg.

Jeffrey Stone has served as President and Chief Operating Officer, Treasurer and director of Tweeter since October 1990. From 1987 to 1990 Mr. Stone served as the Executive Vice President of Bread & Circus, a specialty natural foods supermarket chain and from 1983 to 1987 served as Vice President of Human Resources and Training for Scandinavian Design, a specialty furniture retailer. Mr. Stone is a Director of the Progressive Retailers Organization, the buying group of specialty consumer electronics retailers of which Tweeter is a member.

Joseph McGuire has been a Vice President, Chief Financial Officer and Chief Information Officer of Tweeter since May 1996. Prior to joining Tweeter, Mr. McGuire was the Chief Financial Officer of Bryn Mawr Radio & Television Centre, Inc. from 1987 to 1996.

Jeffrey Bloomberg has served as director of Tweeter from 1989 to the present. Mr. Bloomberg currently serves as Chief Executive Officer of Big League Broadcasting, LLC, a radio station operator in Atlanta, Georgia. From 1994 to the present, Mr. Bloomberg has also served as President of Bloomberg Associates, Inc., an investment banking company. Prior to that, from 1985 to 1993, Mr. Bloomberg served as Senior Managing Director at Bear, Stearns & Co. Inc., specializing in corporate finance and mergers and acquisitions. Mr. Bloomberg is the brother of Samuel Bloomberg.

Matthew Bronfman has served as director of Tweeter since 1989. In 1990 Mr. Bronfman served as director, and from 1991 to 1995 Mr. Bronfman served as Chairman and Chief Executive Officer of

Sterling Cellular Holdings, L.P., a private cellular telephone company. From 1995 to the present, Mr. Bronfman founded and has served as Chairman and Chief Executive Officer of Perfumes Isabell, a fragrance and gift company.

Michael Cronin has served as director of Tweeter since November, 1995. From 1991 to the present Mr. Cronin has served as Managing Partner of Weston Presidio Capital. Mr. Cronin also serves as director of Tekni-plex, Inc. and Casella Waste Systems, Inc.

Steven Fischman has served as a director of Tweeter since the completion of Tweeter's initial public offering. Since 1992, Mr. Fischman has been the President of New England Development ("NED"), a regional mall developer based in New England. Since 1996, Mr. Fischman has also served as Vice-Chairman of WellsPark Group Limited Partnership, a mall management company formed by NED and an unrelated partner. Prior to joining NED, Mr. Fischman was a director and shareholder in the Boston law firm of Goulston & Storrs, P.C., which firm is counsel to Tweeter. Mr. Fischman is also Chairman of the Board of Trustees of Newton-Wellesley Hospital.

Roy Bertalotto has served as Vice President, New Store Development of Tweeter since 1992. Prior to that, Mr. Bertalotto served as a District Sales Manager from 1986 to 1988 and as Regional Vice President, Sales for eight southern New England stores from 1988 to 1992.

Linda Christman has served as Vice President, Human Resources of Tweeter since 1997. Prior to that time, she served as the Director of Human Resources since 1987.

David Ginsburg has served as Vice President, Southeastern Region of Tweeter since May 1997. Prior to joining Tweeter, Mr. Ginsburg served as a Vice President of HiFi Buys Incorporated.

Dori Ginsburg has served as Vice President, Insurance Replacement of Tweeter since May 1997. Prior to joining Tweeter, Ms. Ginsburg served as Vice President, Insurance Replacement of HiFi Buys Incorporated.

Albert Gordon has served as Vice President, Operations and Corporate Finance of Tweeter since 1995. From 1990 to 1994, Mr. Gordon served as Chief Financial Officer of Boston Publishing Co., Inc. From 1987 to 1991, Mr. Gordon held several management positions at The Westwood Group, a restaurant holding company, most recently as Vice President of Marketing and as Chief Financial Officer of its catalog business. From 1981 to 1983 Mr. Gordon served on the audit staff at KPMG Peat Marwick and from 1985 to 1987 Mr. Gordon was a member of brand management at Procter & Gamble.

Noah Herschman has served as Vice President, Marketing of Tweeter since 1994. Prior to that, Mr. Herschman served as a Senior Product Buyer and Marketing Director from 1990 to 1994 and served as a sales consultant for Tweeter from 1988 to 1990.

Bernard Sapienza has served as Vice President, Purchasing of Tweeter since 1994. Prior to that, from 1989 to 1994, Mr. Sapienza served as a Senior Product Buyer of Tweeter.

Paul Shindler has served as Vice President, Training of Tweeter since 1994. Prior to that, Mr. Shindler served as Regional Vice President of Sales for the northern region and Training Director of Tweeter from 1991 to 1994 and served in various sales and training capacities for Tweeter from 1977 to 1987.

COMPOSITION OF THE BOARD OF DIRECTORS

Tweeter's Board of Directors currently consists of six members. The Board is divided into three staggered classes, consisting of two Class I directors (Messrs. Bronfman and Fischman), two Class II directors (Messrs. Samuel Bloomberg and Cronin) and two Class III directors (Messrs. Stone and Jeffrey Bloomberg). The initial terms of the three classes will expire in 1999, 2000 and 2001, respectively. Beginning at our annual meeting in 1999, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by our stockholders. Tweeter believes that classification of the Board of Directors facilitates continuity and stability of its business strategies and policies as determined by the Board of Directors. Holders of common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the common stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors makes recommendations concerning the engagement of independent public accountants, reviews the plans for and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants and reviews the adequacy of the Company's internal accounting controls. The Audit Committee consists of Jeffrey Bloomberg and Michael Cronin.

The Compensation Committee of the Board of Directors establishes and implements compensation policies and programs for Tweeter's executive officers and exercises all powers of the Board of Directors in connection with Tweeter's incentive compensation and benefit plans. The Compensation Committee of the Board consists of Matthew Bronfman and Michael Cronin. In January 1996, the members of the Board of Directors who were not members of the Compensation Committee approved the grant to Matthew Bronfman of non-qualified stock options to purchase 107,584 shares of the common stock at an exercise price of $1.524 per share. Such options, by their terms, were fully vested on the date of grant.

COMPENSATION OF DIRECTORS

Tweeter currently pays each Director $1,875 per quarter, provided such Director attends the meetings of the directors scheduled for such quarter. All Directors are reimbursed for reasonable expenses incurred in attending meetings. Under current Director compensation arrangements, upon each subsequent election or re-election, each Director who is not also an employee or affiliate of Tweeter is granted options under Tweeter's 1998 Stock Option and Incentive Plan exercisable into 1,750 shares of common stock, with an exercise price equal to the fair market value of the common stock at the date of grant. Such options vest over a three-year period. Tweeter's policy with respect to the level and timing of option grants to Directors is currently under review by the Compensation Committee and the Board of Directors, and may be revised for years subsequent to fiscal 1998.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by Tweeter's Chief Executive Officer and each of the other executive officers of Tweeter (the "Named Executives") for services rendered in all capacities to Tweeter during fiscal 1996, 1997 and 1998:

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                                COMPENSATION
                                                 ANNUAL         ------------
                                            COMPENSATION(1)      SECURITIES
                                           ------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR   SALARY     BONUS      OPTIONS      COMPENSATION(2)
---------------------------          ----  --------   -------   ------------   ----------------
Samuel Bloomberg...................  1998  $258,769   $10,000       23,038         $    --
  CEO and Chairman                   1997  $204,876   $20,000       66,240         $65,818
  of the Board                       1996  $181,058   $43,100      142,676         $    --
Jeffrey Stone......................  1998  $249,106   $10,000       29,000         $    --
  President and Chief                1997  $204,037   $20,000       48,610         $ 5,288
  Operating Officer                  1996  $183,490   $41,042       66,368         $    --
Joseph McGuire.....................  1998  $164,635   $ 5,000        8,000         $    --
  Vice President,                    1997  $150,244   $ 5,300        2,624         $    --
  Chief Financial Officer            1996  $ 48,462   $    --       20,993         $    --

---------------
(1) The compensation described in this table does not include medical or other benefits received by the Named Executives which are generally available to all salaried employees of Tweeter.
(2) Represents amount distributed to cover personal tax liability from Tweeter's prior status as a Subchapter "S" corporation for federal income tax purposes. On November 25, 1995, as part of a recapitalization, Tweeter elected to be treated as a "C" corporation for federal income tax purposes.

The following table sets forth information relating to grants of stock options made during fiscal 1998 to each of the Named Executive Officers under Tweeter's 1998 Stock Option and Incentive Plan.

                          OPTION GRANTS IN FISCAL 1998

                                                 PERCENT OF
                                                   TOTAL
                                   NUMBER OF      OPTIONS
                                   SECURITIES    GRANTED TO    EXERCISE                   GRANT
                                   UNDERLYING    EMPLOYEES      PRICE                      DATE
                                    OPTIONS      IN FISCAL       PER       EXPIRATION    PRESENT
              NAME                  GRANTED         YEAR        SHARE         DATE       VALUE(1)
              ----                 ----------    ----------    --------    ----------    --------
Samuel Bloomberg.................    23,038          9.9%       $17.00        2004       $121,410
Jeffrey Stone....................    29,000         12.5%       $17.00        2004       $152,830
Joseph McGuire...................     8,000          3.4%       $17.00        2004       $ 42,160

---------------
(1) The fair value of each stock option granted in fiscal 1998 under Tweeter's existing stock option plan was estimated using the Black-Scholes option pricing model assuming an expected volatility of 32%, a risk-free interest rate of 4%, an expected life of 3 years and no dividends.

The following table provides certain information with respect to options to purchase common stock held by the Named Executives at September 30, 1998. No options were exercised by Named Executives in fiscal 1998.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1998
                       AND FISCAL YEAR-END OPTION VALUES

                                               NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                               UNDERLYING OPTIONS AT       IN-THE-MONEY OPTIONS AT
                                                  FISCAL YEAR END              FISCAL YEAR END
                   NAME                      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                   ----                      -------------------------    -------------------------
Samuel Bloomberg...........................       208,916/23,038               $2,031,765/      0
Jeffrey Stone..............................       114,978/29,000               $1,071,284/      0
Joseph McGuire.............................        13,579/18,038               $  141,721/100,786

EMPLOYMENT AGREEMENTS

The summaries of the various employment agreements set forth below are qualified in their entirety by reference to such agreements, which are exhibits to the Registration Statement of which this prospectus is a part.

BLOOMBERG AND STONE AGREEMENTS

Upon the completion of our initial public offering, we entered into five-year employment agreements with Samuel Bloomberg, to serve as our Chairman of the Board and Chief Executive Officer, and with Jeffrey Stone, to serve as our President and Chief Operating Officer. The employment agreements provide that Messrs. Bloomberg and Stone will each receive a base salary of $300,000 per year through September 30, 1998, $325,000 from October 1, 1998 to September 30, 1999, and thereafter at the annual rate of at least $325,000, plus such increases as may be determined by the Compensation Committee of the Board of Directors. Each of Messrs. Bloomberg and Stone will have the opportunity to earn incentive bonuses based upon certain performance criteria, to be determined by the Compensation Committee, and the opportunity to receive stock options and other incentive awards under Tweeter's 1998 Stock Option and Incentive Plan.

The employment agreements provide for continued employment until termination by either party. Tweeter, however, may terminate either employment agreement with or without cause at any time. If either executive's employment is terminated by Tweeter without cause, Tweeter is obligated to pay the respective executive an amount equal to such executive's unvested accrued benefits under any stock option plan, incentive plan or retirement plan plus severance pay calculated as follows:

        - If the executive is terminated in during the first three years of the agreement, he will receive an amount equal his annual base salary in effect in the year of termination for three years following termination;

        - If the executive is terminated in the fourth year, he will receive an amount equal to his annual base salary in effect in the year of termination for two years following termination; and

        - If the executive is terminated in the fifth or any subsequent year of the agreement, he will receive an amount equal to his annual base salary in the year of termination.

The employment agreements also provide that if Tweeter and Messrs. Bloomberg and Stone do not renew the agreements upon expiration, Tweeter may elect to pay such executives two years severance in exchange for a two-year non-competition arrangement.

MCGUIRE EMPLOYMENT AGREEMENT

Upon the completion of our initial public offering, we entered into an employment agreement with Joseph McGuire to serve as our Chief Financial Officer and Chief Information Officer. Under the terms of this three-year agreement, Mr. McGuire will earn a base annual salary of $185,000 and will have the opportunity to earn yearly incentive bonuses based on performance criteria (determined by the Compensation Committee). Mr. McGuire is also entitled to receive stock options and other incentive awards under Tweeter's stock option and incentive plans. Tweeter may elect, upon the expiration and non-renewal of the agreements, to pay Mr. McGuire two years of severance pay in exchange for a two-year non-competition agreement from Mr. McGuire. If Mr. McGuire's employment is terminated by Tweeter without cause, Tweeter is obligated to pay Mr. McGuire an amount equal to his base salary in the year of termination, and shall permit his options and incentives to continue to vest for one year following termination.

INSURANCE

Tweeter has obtained a directors' and officers' liability insurance policy in the aggregate amount of $10 million. The directors' and officers' insurance insures the directors and officers of Tweeter from any claim arising out of an alleged wrongful act by the directors and officers in their respective capacities as directors and officers and Tweeter to the extent that it has indemnified a director or officer for such loss. Tweeter currently maintains key-man life insurance on the life of Mr. Bloomberg in the amount of $1,000,000 and on the life of Mr. Stone in the amount of $5,000,000.

STOCK PLANS

1995 STOCK OPTION PLAN

On November 28, 1995, Tweeter adopted its 1995 Stock Option Plan. The 1995 Stock Option Plan allowed Tweeter to issue (i) options to purchase common stock which qualify as incentive stock options ("ISOs") under Section 422A(b) of the Internal Revenue Code of 1986 to its employees and (ii) options to purchase common stock which do not qualify as ISOs ("Non-Qualified Options") to directors, officers, employees and consultants of Tweeter. Payment of the exercise price may be made in cash, shares of common stock, a combination of cash or stock or by any other method approved by the Board or the Compensation Committee. Options are not assignable or transferable except by will or the laws of descent and distribution. On June 1, 1998, Tweeter's Board of Directors voted to terminate the 1995 Stock Option Plan effective on the consummation of Tweeter's initial public offering. As of January 21, 1999, Tweeter had outstanding under the 1995 Stock Option Plan options exercisable into 786,070 shares of common stock. Of these, options for the purchase of 29,000 shares of common stock will be exercised and sold by certain selling stockholders in this offering.

1998 STOCK OPTION AND INCENTIVE PLAN

Tweeter adopted the 1998 Stock Option and Incentive Plan on June 1, 1998 to provide incentives to attract and retain executive officers, directors, key employees and consultants. The summary of the 1998 Plan set forth below is qualified in its entirety by reference to the 1998 Plan, which is included as an exhibit to the Registration Statement of which this prospectus is a part.

The aggregate number of shares of common stock issuable under the 1998 Plan is 1,458,217 shares. In addition, the number of shares of common stock issuable under the 1998 Plan will increase, on each anniversary date of the adoption of the 1998 Plan, to that number of shares equal to the lesser of (i) 2% of the total number of shares of common stock that are issued and outstanding on a fully diluted basis on each such anniversary date or (ii) 150,000 shares of common stock. As options granted under the 1998 Plan are exercised, the number of shares represented by such previously outstanding options will again become available for issuance under the 1998 Plan up to a maximum of 100,000 shares of common stock annually.

The 1998 Plan will expire five years following its adoption. Awards made thereunder and outstanding at the expiration of the 1998 Plans will survive in accordance with their terms.

The 1998 Plan is administered by the Compensation Committee of the Board of Directors, and will allow Tweeter to issue one or more of the following: stock options (ISOs and non-qualified options), restricted stock awards, stock appreciation rights, common stock in lieu of certain cash compensation, dividend equivalent rights, performance shares and performance units (collectively, "Plan Awards").

In any plan year, no more than 25% of the shares reserved for issuance under the 1998 Plan, may be used for Plan Awards consisting of restricted stock. All grants of restricted stock under the 1998 Plan will be subject to vesting over seven years, subject, however, at the compensation committee's discretion, to acceleration of vesting upon the achievement of specified performance goals.

The 1998 Plan also provides for the grant or issuance of Plan Awards to directors of Tweeter who are not employees of Tweeter. These options will vest over a period of three years; provided such non-employee director is not removed before the end of his or her term. As of January 21, 1999, Tweeter had outstanding under the 1998 Plan options exercisable into 203,638 shares of common stock.

INCENTIVE BONUS PLAN

Tweeter maintains an Incentive Bonus Plan for its senior employees and executives, pursuant to which cash bonuses may be paid to such employees and executives based on achievement of pre-established performance criteria. The Compensation Committee of the Board of Directors administers the Bonus Plan, and determines the applicable performance criteria and amounts issuable under this Plan on an annual basis.

EMPLOYEE STOCK PURCHASE PLAN

An Employee Stock Purchase Plan is on the agenda for approval by our stockholders at this year's annual meeting of stockholders and will go into effect immediately if it is approved. We designed the Stock Purchase Plan to encourage and assist employees in acquiring an equity ownership interest in Tweeter. The term of the Stock Purchase Plan is twenty years.

The aggregate number of shares of common stock which may be sold under the Stock Purchase Plan is 500,000 shares, subject to adjustment pursuant to the plan. Under the plan, employees who meet criteria for eligibility may elect to have up to 10% of their compensation for each payroll period deducted and applied to the purchase of shares of common stock. The maximum amount that may be deducted for each employee in any one calendar year is $5,000. As long as the plan is in effect, on the last business day of each calendar quarter Tweeter will apply the amounts deducted from each participating employee's compensation to the purchase of newly issued shares of common stock. The purchase price of the shares will be 85% of the market value of the shares on the date of the purchase.

The summary of the Stock Purchase Plan set forth above is qualified in its entirety by reference to the Stock Purchase Plan, which is included as an exhibit to the Registration Statement of which this prospectus is a part.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Tweeter's common stock as of the date of this prospectus and as adjusted to reflect the sale by Tweeter and the selling stockholders of the shares of common stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by (i) each person (or group of affiliated persons) known by Tweeter to be the beneficial owner of more than 5% of the outstanding common stock, (ii) each of Tweeter's Named Executives and directors, (iii) all of Tweeter's executive officers and directors as a group and (iv) the selling stockholders. Except as otherwise indicated in the footnotes to this table, Tweeter believes that the persons named in this table have sole voting and investment power with respect to all the shares of common stock indicated.

                                              SHARES            NUMBER            SHARES
                                        BENEFICIALLY OWNED     OF SHARES    BENEFICIALLY OWNED
                                           PRIOR TO THE          BEING           AFTER THE
                                            OFFERING(1)         OFFERED         OFFERING(1)
                                        -------------------    ---------    -------------------
     NAME OF BENEFICIAL OWNER:(2)        NUMBER     PERCENT     NUMBER       NUMBER     PERCENT
     ----------------------------       ---------   -------    ---------    ---------   -------
DIRECTORS AND NAMED EXECUTIVES
  Samuel Bloomberg(3).................    822,243    12.5%       60,000       762,243    10.5%
  Jeffrey Stone(4)....................    305,145     4.7        30,000       275,145     3.8
  Joseph McGuire(5)...................     21,977       *         4,000        17,977       *
  Michael Cronin(6)...................    646,558    10.2       470,054       176,504     2.5
  Jeffrey Bloomberg(7)................    257,399     4.0        20,025       237,374     3.4
  Matthew Bronfman(8).................    112,443     1.7        25,000        87,443     1.2
  Steven Fischman.....................      4,000       *            --         4,000       *
Directors and Executive Officers as a
  Group (7 persons)(9)................  2,169,765    31.8       609,079     1,560,686    20.8
5% BENEFICIAL OWNERS
Advent International Group(10)........    883,872    13.9       642,584       241,288     3.4
Weston Presidio Offshore Capital
  C.V.(11)............................    646,558    10.2       470,054       176,504     2.5
PNC(12)...............................    457,370     7.2       332,513       124,857     1.8
OTHER SELLING STOCKHOLDERS
BNP Venture Holding Corp.(13).........    286,401     4.5       143,201       143,200     2.0
Natio Vie Developpement II, FCPR(14)..    158,213     2.5        79,107        79,106     1.1
Natio Nouveaux Marches Europe(15).....     24,755       *        24,755            --       *
Seacoast Capital Partners, L.P.(16)...    159,855     2.5       116,216        43,639       *
Richard Snow(17)......................     10,717       *         5,927         4,790       *
David Ginsburg(18)....................     10,207       *         5,643         4,564       *
Jeffrey Snow(19)......................     74,117     1.2        40,975        33,142       *

---------------
   * Represents less than 1% of class.

 (1) Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by such person. Such shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.
 (2) Unless otherwise specified, the address of all persons who are executive officers or directors of Tweeter is in care of Tweeter, 10 Pequot Way, Boston, Massachusetts 02021.
 (3) Includes 32,730 shares held, in the aggregate, by the Samuel Bloomberg Family Trusts for the benefit of Mr. Bloomberg's children and 7,540 shares held by Carolina Bloomberg, the wife of Mr. Bloomberg. Carolina Bloomberg's 7,540 shares include 313 shares issuable upon the exercise of outstanding warrants. Mr. Bloomberg expressly disclaims beneficial ownership of the shares held by the Samuel Bloomberg Family Trusts and Carolina Bloomberg. Also includes 208,916 shares subject to options granted by Tweeter to Mr. Bloomberg exercisable within 60 days of the date of this prospectus.
 (4) Includes 114,978 shares subject to options granted by Tweeter to Mr. Stone exercisable within 60 days of the date of this prospectus.
 (5) Consists of 21,977 shares subject to options granted by Tweeter exercisable within 60 days of the date of this prospectus.
 (6) Includes shares held by Weston Presidio Offshore Capital Management C.V. ("Weston Presidio"). See Note 11 below. Mr. Cronin is a general partner of WP Capital Management, L.P., the general partner of Weston Presidio and, as such, may be deemed to share voting and investment power with respect to all shares held by Weston Presidio. Mr. Cronin expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
 (7) Includes 10,839 shares held, in the aggregate, by trusts for the benefit of Mr. Bloomberg's children. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 32,730 shares held, in the aggregate, by the Samuel Bloomberg Family Trusts, of which Mr. Bloomberg is a trustee. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 6,560 shares subject to options granted by Tweeter to Mr. Bloomberg exercisable within 60 days of the date of this prospectus and 609 shares issuable upon exercise of outstanding warrants.
 (8) Includes 107,584 shares subject to options granted by Tweeter exercisable within 60 days of the date of this prospectus, 25,000 of which will be sold in this offering and 84 shares issuable upon the exercise of outstanding warrants.
 (9) See notes (3) through (8)
(10) Includes 642,041 shares held by Global Private Equity II Limited Partnership (including 12,281 shares issuable upon exercise of outstanding warrants) and 241,831 shares held by Advent Direct Investment Program Limited Partnership (including 4,627 shares issuable upon exercise of outstanding warrants). Its address is 101 Federal Street, Boston, Massachusetts 02110. The 642,584 shares being sold by Advent International Group includes 466,771 shares being sold by Global Private Equity II Limited Partnership and 175,813 shares being sold by Advent Direct Investment Program Limited Partnership.
(11) Includes 11,832 shares issuable upon exercise of outstanding warrants. Its address is One Federal Street, Boston, Massachusetts 02110.
(12) Includes 247,548 shares held by PNC Equity Corp and 209,822 shares held by PNC Capital Corp. The 332,513 shares being sold by PNC includes 166,257 shares being sold by PNC Equity Corp and 166,256 shares being sold by PNC Capital Corp. PNC's address is One PNC Plaza, Pittsburgh, Pennsylvania 15222.
(13) Includes 3,383 shares issuable upon exercise of outstanding warrants. Its address is 12 Rue Chauchat 75009, Paris, France.
(14) Includes 3,383 shares issuable upon exercise of outstanding warrants. Natio Vie Developpement II, FCPR and Natio Nouveaux Marches Europe, which were organized under French law, may be deemed to be a "group," or subject to shared voting or investment power, under the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission under those acts.
(15) Natio Nouveaux Marches Europe and Natio Vie Developpement II, FCFR, which were organized under French law, may be deemed to be a "group" or subject to shared voting or investment power, under the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission under those acts. Its address is 12 Rue Chauchat 75009 Paris, France.
(16) Consists of 159,855 shares issuable upon exercise of outstanding warrants. Its address is 55 Ferncroft Road, Danvers, Massachusetts 01923.
(17) Consists of 10,717 shares issuable upon exercise of outstanding warrants. His address is 3609 McKnight East Drive, Pittsburgh, Pennsylvania 15237.
(18) Consists of 10,207 shares issuable upon exercise of outstanding warrants. His address is 95 West Battery Place, Atlanta, Georgia 30342.
(19) Consists of 74,117 shares issuable upon exercise of outstanding warrants. His address is 15 South Battery Place, Atlanta, Georgia 30342.

                              CERTAIN TRANSACTIONS

CERTAIN FINANCING TRANSACTIONS

On May 13, 1996, in connection with the Bryn Mawr acquisition, Tweeter sold 788,349 shares of Series A Preferred Stock for net proceeds of $5.1 million to Advent Direct Investment Program Limited Partnership and Global Private Equity II Limited Partnership, each a 5% stockholder of Tweeter, and to Carolina Bloomberg, the spouse of Samuel Bloomberg.

On March 7, 1997, and in connection with a $2.0 million bridge loan from a predecessor of BankBoston, our existing lender we entered into a Warrant and Debenture Commitment with certain of our stockholders including Global Private Equity II Limited Partnership, Weston Presidio Offshore Capital, C.V., Advent Direct Investment Program Limited Partnership, BNP Venture Holding Corp., Jeffrey Bloomberg, Matthew Bronfman, Carolina Bloomberg, Harriet Bloomberg and Armin Biller. Pursuant to the terms of the Warrant and Debenture Commitment, the participating stockholders agreed, upon a put by BankBoston or at the request of the Company, to purchase 10% Convertible Debentures in an aggregate amount of $2.0 million. In consideration for this obligation, we issued warrants to the participating stockholders to purchase 37,138 shares of common stock at an exercise price of $6.46 per share. The debentures were never issued because the bridge loan was paid in full on May 30, 1997.

On May 30, 1997, in connection with the HiFi Buys acquisition, Tweeter sold an aggregate of 866,425 shares of its Series B Preferred Stock to additional and existing investors at $8.08 per share. Among such investors were Weston Presidio Offshore Capital, C.V., Advent Direct Investment Program Limited Partnership, BNP Venture Holding Corp., PNC Capital Corp, Jeffrey Bloomberg, Matthew Bronfman, Carolina Bloomberg and Harriet Bloomberg. At the same time, Tweeter issued $15 million in senior subordinated notes and detachable warrants to purchase an aggregate of up to 629,566 shares of common stock with an exercise price of $.002 per share to PNC Capital Corp (a 5% stockholder of Tweeter), affiliates of Exeter Venture Management Corp., and Seacoast Capital Partners, L.P. As of the date of this offering, Seacoast Capital Partners, L.P. holds warrants to purchase 159,855 shares of common stock. Seacoast Capital Partners, L.P. is selling 116,216 shares of common stock issuable upon partial exercise of its warrants as a selling stockholder in the offering.

OTHER TRANSACTIONS AND RELATIONSHIPS

In May 1996, in connection with the Bryn Mawr acquisition, Tweeter entered into a consulting agreement with Fred Lokoff, the former owner of Bryn Mawr and a former member of the Tweeter's Board of Directors. This consulting agreement was amended as of April 23, 1997 and expires May 2000. Pursuant to the amended agreement, we are obligated to pay Mr. Lokoff out-of-pocket expenses plus a monthly payment of $20,833 for each month during the first year of the consulting period, and $4,167 for each month during years three and four of the consulting period. Tweeter also entered into two leases for facilities in Pennsylvania and a lease for a facility in New Jersey with an affiliate of Mr. Lokoff and agreed to sublease a portion of one of the facilities back to another affiliate of Mr. Lokoff at no rental charge. During each of fiscal 1997 and fiscal 1998, Tweeter paid approximately $670,000 in total rent under such leases, and Tweeter paid $168,500 during the three months ended December 31, 1998.

Tweeter leases space for its Crystal Mall store in Waterford, Connecticut from an affiliate of New England Development. This mall is managed by WellsPark Group Limited Partnership. Steven Fischman, a member of Tweeter's Board of Directors, is the President of New England Development and the Vice Chairman of WellsPark Group Limited Partnership. Tweeter paid such lessor $167,043 in rent and related charges during fiscal 1997, $275,450 in rent and related charges in fiscal 1998 and $103,159 in rent and related charges during the three months ended December 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Tweeter consists of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock.

The following summary description of Tweeter's capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to Tweeter's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws"), filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock which Tweeter may designate and issue in the future. Upon the liquidation, dissolution or winding up of Tweeter, the holders of common stock are entitled to receive ratably the net assets of Tweeter available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Tweeter in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Tweeter may designate and issue in the future.

PREFERRED STOCK

Tweeter's Charter authorizes its Board of Directors, subject to any limitations prescribed by law, without stockholder approval, to issue shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of Tweeter's outstanding voting stock. We have no present plans to issue any shares of preferred stock. We have, however, authorized and reserved shares of Series A Junior Preferred Stock for issuance in connection with the Rights Plan discussed below. See "Risk Factors -- Effect of Certain Charter and By-law Provisions; Antitakeover Provisions."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

Tweeter is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an

"interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

The By-laws provide that:

        - The number of directors shall be determined from time to time by resolution adopted by a majority of the Board of Directors;

        - Vacancies on the Board of Directors must be filled by the Board unless and until filled by the stockholders; and

        - Directors may be removed only for cause by the vote of the holders of at least 75% of the shares then entitled to vote at an election of directors.

The By-laws provide for a classified Board of Directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal as possible. A single class of directors will be elected each year at Tweeter's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified. See "Management -- Composition of the Board of Directors."

The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account any factors that the Board of Directors determines to be relevant, including, without limitation:

        - The interests of Tweeter's stockholders, including the possibility that these interests might be best served by the continued independence of Tweeter;

        - Whether the proposed transaction might violate federal or state laws;

        - The consideration offered in the proposed transaction in relation to the then current market price for Tweeter's outstanding capital stock, the market price for Tweeter's capital stock of over a period of years, the estimated price that might be achieved in a negotiated sale of Tweeter as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and our financial condition and future prospects; and

        - The social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with Tweeter, upon the communities in which it conduct its business and upon the economy of the state, region and nation.

Under the By-laws, special meetings of the stockholders may be called only by a majority of the Board of Directors then in office, or by the Chairman of the Board or the Chief Executive Officer, and only matters set forth in the notice calling any such meeting may be considered at the meeting. The Charter provides that stockholder actions must be taken at a meeting at which a quorum of stockholders is present in person or by proxy and that stockholders will not be entitled to take action by written consent in lieu of a meeting. The By-laws provide that the Board of Directors may postpone a scheduled stockholders' meeting, and the Chairman of the Board may adjourn a stockholders' meeting even if a quorum is present. Nominations for election to the Board of Directors may be made either by the Board or by holders of at least 1% of the issued and outstanding voting shares of Tweeter who have held such stock for at least one year. Stockholder nominations of director nominees who are not nominated by the Board of Directors must be submitted to the Secretary of Tweeter not less than 120 days prior to the date when Tweeter first mailed to the stockholders its proxy statement for the previous year's annual meeting.

The foregoing provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of Tweeter's then outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for Tweeter's common stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of Tweeter, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of Tweeter's outstanding voting stock to amend or repeal any of the foregoing Charter provisions. A 75% vote of stockholders is required for the stockholders to adopt, amend or repeal any By-law provisions. The By-laws may also be amended or repealed by a majority vote of the Board of Directors subject to any limitations set forth in the By-laws.

STOCKHOLDER RIGHTS PLAN

Tweeter's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") effective upon the consummation of Tweeter's initial public offering. The Rights Plan makes it more difficult for a third party to acquire Tweeter or large portions of its common stock. Set forth below is a general summary of the Rights Plan. Such summary is qualified in its entirety by reference to the Rights Plan, a copy of which is included as an exhibit to the Registration Statement of which this prospectus is a part.

One preferred stock purchase right (a "Right") is attached to each share of common stock including the shares of common stock issued and sold in this offering. Each Right entitles its holder to purchase one one-thousandth of one share (each, a "Unit") of Tweeter's Series A Junior Participating Cumulative Preferred Stock, (the "Junior Preferred Stock") at a cash purchase price per Unit of $100, subject to adjustment. The Rights and their exercise price will be adjusted to take into account certain dilutive events.

The Junior Preferred Stock ranks prior and senior to the common stock with respect to dividends and distributions but junior to any series or class of preferred stock that is designated as senior to the Junior Preferred Stock. The holders of the Junior Preferred Stock are entitled to receive quarterly dividends when, as and if declared by the Board of Directors, commencing on the first day of March, June, September or December occurring after the first issuance of a share or fraction of a share of the Junior Preferred Stock, in an amount per share equal to the greater of $1.00, or 1,000 times the aggregate per share amount of all dividends declared on the common stock. Dividends accrue and are cumulative but do not accrue interest. Except as otherwise provided by law or set forth below, the holders of shares of Junior Preferred Stock vote together with the common stock, and any other capital stock of Tweeter having general voting rights, as one class. Each share of Junior Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote.

Whenever dividends payable on any shares of Junior Preferred Stock are in arrears in an amount equal to two full quarterly dividends (whether or not declared and whether or not consecutive), the holders of the Junior Preferred Stock, voting separately as a single class, have the right to elect two directors of Tweeter at a special meeting of the stockholders or at Tweeter's next annual meeting of stockholders and at each subsequent annual meeting of stockholders. In such event, the size of the Board shall be increased accordingly and the vacancies created thereby shall be filled by the vote of the holders of the Junior Preferred Stock. Such election right shall terminate at such time as all arrears in dividends shall have been paid or declared and set apart for payment, whereupon the terms of office of all such Directors shall terminate.

Upon the earlier to occur of the tenth calendar day after the announcement that an "Acquiring Person" has acquired beneficial ownership of more than 15% of the outstanding shares of common stock, or the tenth business day following the announcement of a tender offer or exchange offer that, upon consummation, would result in a person or group becoming the beneficial owner of more than 15% of the outstanding shares of common stock, the rights separate from the common stock and become exercisable. An "Acquiring Person" is defined as a person or group of affiliated or associated persons that has acquired more than 15% of the outstanding shares of common stock, but is deemed to include any underwriters in their capacities as such. No person who was a stockholder of Tweeter immediately prior to the consummation of Tweeter's initial public offering can become an Acquiring Person unless that person acquires beneficial ownership of more than 20% of the outstanding common stock (other than common stock issuable upon exercise of stock options granted under an incentive plan approved by the Board of Directors).

At any time after a distribution date, the Board may, in its discretion, exchange all or any part of the then outstanding and exercisable Rights for shares of common stock or Units of Junior Preferred Stock. The exchange ratio is one share of common stock or one Unit of Junior Preferred Stock for each Right. However, the Board will not have the authority to effect such an exchange after any person becomes the beneficial owner of 50% or more of Tweeter's common stock. The Rights may be redeemed in whole but not in part, at a price of $0.001 per Right by the Board of Directors only until the earlier of the tenth calendar year after a distribution date, or the expiration date of the Rights Plan. The Board in its sole discretion may amend the Rights Plan until a distribution date. After a distribution date, the Board may make certain amendments to the Rights Agreement but none that will adversely affect the interests of Rights holders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a Director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as:

     - For any breach of the Director's duty of loyalty to Tweeter or its stockholders;

     - For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - Under Section 174 of the DGCL; or

     - For any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate Tweeter's or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a Director's liability under federal securities laws. The Charter also contains provisions indemnifying the directors and officers of Tweeter to the fullest extent permitted by the DGCL. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as Directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Tweeter's common stock is Boston Equiserve, 150 Royall Street, Canton, MA 02021.

                                  UNDERWRITING

Each underwriter named below has agreed to purchase from Tweeter and the selling stockholders the number of shares of common stock set forth opposite its name.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
BT Alex. Brown Incorporated.................................    1,125,000
PaineWebber Incorporated....................................      875,000
Dain Rauscher Incorporated..................................      500,000
                                                                ---------
          Total.............................................    2,500,000
                                                                =========

The underwriters will purchase the shares under an Underwriting Agreement with Tweeter and the selling stockholders. The underwriters will pay Tweeter and the selling stockholders the public offering price less the underwriting discount specified on the cover page of this prospectus. Tweeter estimates that its expenses for this offering will be $900,000. Certain conditions contained in the Underwriting Agreement must be satisfied before the underwriters are required to purchase the shares. The underwriters will either purchase all of the shares or none of them.

The underwriters have advised Tweeter and the selling stockholders that they will offer the shares directly to the public initially at the public offering price and to certain dealers at the public offering price less a selling concession not to exceed $0.94 per share. The underwriters may allow and these dealers may reallow a concession not to exceed $0.10 per share to other dealers. After the initial offering of the shares, the underwriters may change the public offering price, the concession to selected dealers and the reallowance to other dealers.

The underwriters will offer the shares subject to prior sale, withdrawal, cancellation or modification of the offer of the shares without notice, and to their receipt and acceptance of the shares. The underwriters may reject any order to purchase shares.

Tweeter has granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 375,000 additional shares at the public offering price less the underwriting discount specified on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by it shown in the above table bears to 2,500,000 shares, and Tweeter will be obligated to sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments. If purchased, the underwriters will offer such additional shares on the same terms as the other shares. If the underwriters exercise their over-allotment option in full, the total public offering price will be $86,968,750, the total underwriting discount will be $4,542,500, and the total proceeds to Tweeter will be $25,086,250, before expenses.

Tweeter and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments which the underwriters may be required to make in respect thereof.

Tweeter, each of the officers and directors of Tweeter, and certain stockholders of Tweeter, including all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of the underwriters. Stockholders who have agreed to this lock-up arrangement hold an aggregate of 1,653,880 shares of common stock and warrants and options exercisable for 563,581 shares of common stock. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in common stock for their own account. To cover a short position or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and may stop any of these activities at any time without notice.

In connection with this offering, certain underwriters and other selling group members or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.

Certain of the underwriters have, from time to time, provided investment banking and other financial advisory services to Tweeter, for which they have received customary fees.

                                 LEGAL MATTERS

Goulston & Storrs, P.C., Boston, Massachusetts, will deliver an opinion as to the validity of the common stock being offered hereby. Kitt Sawitsky serves as Tweeter's Secretary and Daniel Avery serves as Tweeter's Assistant Secretary. Mr. Sawitsky and Mr. Avery are both directors and shareholders of Goulston & Storrs, P.C., counsel to Tweeter. Certain legal matters related to this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

The consolidated financial statements of Tweeter as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon appearing elsewhere herein, and have been so included in reliance upon such report of Deloitte & Touche LLP given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

Tweeter files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's Regional Offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Investors may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1(800)SEC-0330. This information also is available at the SEC's World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

Tweeter filed a Registration Statement on Form S-1 under the Securities Act relating to the common stock offered by this prospectus with the SEC in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, certain portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Tweeter and the common stock offered hereby, we refer investors to the Registration Statement, the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of September 30, 1997 and
  1998......................................................   F-3
Consolidated Statements of Income for the Years Ended
  September 30, 1996, 1997 and 1998.........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended September 30, 1996, 1997 and 1998.....   F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1996, 1997 and 1998.........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Condensed Consolidated Balance Sheet as of
  December 31, 1998.........................................  F-24
Unaudited Condensed Consolidated Statements of Income for
  the Three Months Ended December 31, 1997 and 1998.........  F-25
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Three Months Ended December 31, 1997 and 1998.....  F-26
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Tweeter Home Entertainment Group, Inc.:

We have audited the accompanying consolidated balance sheets of Tweeter Home Entertainment Group, Inc. as of September 30, 1997 and 1998, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 24, 1998 (December 9, 1998 as to Note 16)

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 1,156,837    $   776,709
  Accounts receivable, net of allowance for doubtful
    accounts of $631,000 at September 30, 1997 and $560,000
    at September 30, 1998...................................    5,472,779      6,207,837
  Inventory.................................................   31,160,043     38,362,311
  Deferred tax assets.......................................    1,220,481      1,598,352
  Prepaid expenses and other current assets.................      822,904        590,788
                                                              -----------    -----------
  Total current assets......................................   39,833,044     47,535,997
  Property and equipment, net...............................   17,967,504     23,978,118
  Deferred tax assets.......................................       59,397             --
  Other assets, net.........................................      331,870         35,789
  Goodwill, net.............................................   20,496,115     20,093,107
                                                              -----------    -----------
    TOTAL...................................................  $78,687,930    $91,643,011
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $   400,000    $        --
  Amount due to bank........................................    4,948,702      4,071,310
  Accounts payable..........................................   11,456,967     10,663,216
  Accrued expenses..........................................    8,392,505     12,006,824
  Customer deposits.........................................    1,255,024      1,422,557
  Deferred warranty.........................................    1,509,481      1,109,325
                                                              -----------    -----------
    Total current liabilities...............................   27,962,679     29,273,232
                                                              -----------    -----------
LONG-TERM DEBT:
  Note payable to bank......................................   14,500,000      5,250,000
  Subordinated debt.........................................   16,387,816             --
                                                              -----------    -----------
    Total long-term debt....................................   30,887,816      5,250,000
                                                              -----------    -----------
OTHER LONG-TERM LIABILITIES:
  Rent related accruals.....................................    2,421,082      2,821,202
  Deferred warranty.........................................    2,175,577      1,066,251
  Deferred tax liabilities..................................           --      1,423,283
  Other long-term liabilities...............................      318,780        198,660
                                                              -----------    -----------
    Total other long-term liabilities.......................    4,915,439      5,509,396
                                                              -----------    -----------
    Total liabilities.......................................   63,765,934     40,032,628
                                                              -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 9) REDEEMABLE
  CONVERTIBLE PREFERRED STOCK:
  Series A Convertible Preferred Stock, $.01 par value,
    authorized: 2,624,000 shares; 1,700,136 and 0 shares
    issued and outstanding in 1997 and 1998, respectively...   13,399,386             --
  Series B Convertible Preferred Stock, $.01 par value,
    authorized: 2,624,000 shares; 866,425 and 0 shares
    issued and outstanding in 1997 and 1998, respectively...    7,191,221             --
                                                              -----------    -----------
    Total...................................................   20,590,607             --
                                                              -----------    -----------
STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred Stock, $.01 par value, 10,000,000 shares
    authorized; no shares issued and outstanding............           --             --
  Common stock, $.01 par value, 30,000,000 shares
    authorized; 2,755,202 shares issued in 1997; 7,521,763
    shares issued in 1998...................................       27,552         75,217
  Additional paid-in capital................................   (2,732,300)    46,840,737
  Retained earnings (deficit)...............................   (1,382,346)     6,701,244
  Note receivable from officer..............................      (31,500)            --
                                                              -----------    -----------
    Total...................................................   (4,118,594)    53,617,198
  Less treasury stock: 1,698,929 shares in 1997 and
    1,439,073 shares in 1998, at cost.......................   (1,550,017)    (2,006,815)
                                                              -----------    -----------
    Total stockholders' equity (deficit)....................   (5,668,611)    51,610,383
                                                              -----------    -----------
    TOTAL...................................................  $78,687,930    $91,643,011
                                                              ===========    ===========

                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                        YEARS ENDED SEPTEMBER 30,
                                              ---------------------------------------------
                                                  1996            1997            1998
                                              ------------    ------------    -------------
Total revenue...............................  $ 80,606,727    $132,525,037    $ 232,288,571
Cost of sales...............................   (51,816,041)    (86,314,918)    (151,265,382)
                                              ------------    ------------    -------------
Gross profit................................    28,790,686      46,210,119       81,023,189
Selling expenses............................    21,993,070      35,567,940       56,906,541
Corporate, general and administrative
  expenses..................................     4,715,697       8,102,190       11,127,540
Amortization of goodwill....................       129,273         487,084          917,442
                                              ------------    ------------    -------------
Income from operations......................     1,952,646       2,052,905       12,071,666
Interest expense............................       616,879       1,807,660        2,752,810
                                              ------------    ------------    -------------
Income before income taxes..................     1,335,767         245,245        9,318,856
Income tax expense (benefit)................      (453,448)         98,962        3,723,969
                                              ------------    ------------    -------------
Income before extraordinary item............     1,789,215         146,283        5,594,887
                                              ------------    ------------    -------------
Extraordinary item -- early extinguishment
  of debt (less applicable income taxes of
  $244,557).................................            --              --          339,687
                                              ------------    ------------    -------------
NET INCOME..................................  $  1,789,215    $    146,283    $   5,255,200
                                              ============    ============    =============
Accretion of preferred stock................     1,035,942       2,156,356        2,514,043
                                              ------------    ------------    -------------
Net income (loss) available to common
  stockholders..............................  $    753,273    $ (2,010,073)   $   2,741,157
                                              ============    ============    =============
Basic earnings per share:
  Income (loss) available to common
     stockholders before extraordinary
     item...................................  $       0.39    $      (1.20)   $        1.24
  Extraordinary item........................            --              --            (0.14)
                                              ------------    ------------    -------------
  Net income (loss).........................  $       0.39    $      (1.20)   $        1.10
                                              ============    ============    =============
Diluted earnings per share:
  Income (loss) before extraordinary item...  $       0.38    $      (1.20)   $        1.11
  Extraordinary item........................            --              --            (0.07)
                                              ------------    ------------    -------------
  Net income (loss).........................  $       0.38    $      (1.20)   $        1.04
                                              ============    ============    =============
Weighted-average shares outstanding:
  Basic.....................................     1,940,272       1,672,507        2,486,271
                                              ============    ============    =============
  Diluted...................................     1,983,137       1,672,507        5,033,803
                                              ============    ============    =============

                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                       NOTE
                                     COMMON STOCK       ADDITIONAL     RETAINED     RECEIVABLE       TREASURY STOCK
                                  -------------------     PAID-IN      EARNINGS        FROM      -----------------------
                                   SHARES     AMOUNT      CAPITAL      (DEFICIT)     OFFICER      SHARES       AMOUNT
                                  ---------   -------   -----------   -----------   ----------   ---------   -----------
BALANCE, OCTOBER 1, 1995........  2,755,202   $27,552   $        --   $(2,453,479)   $(31,500)          --   $        --
  Treasury stock acquired.......                                                                 1,698,929    (1,550,017)
  Reclassification of
    undistributed losses upon
    Subchapter S revocation.....                         (3,057,683)    3,057,683
  Subchapter S distributions....                                         (729,750)
  Accretion of Series A
    Convertible Preferred
    Stock.......................                                       (1,035,942)
  Net income....................                                        1,789,215
                                  ---------   -------   -----------   -----------    --------    ---------   -----------
BALANCE, SEPTEMBER 30, 1996.....  2,755,202    27,552    (3,057,683)      627,727     (31,500)   1,698,929    (1,550,017)
  Issuance of warrants in
    connection with subordinated
    debt offering...............                            325,383
  Accretion of Series A
    Convertible Preferred
    Stock.......................                                       (1,802,520)
  Accretion of Series B
    Convertible Preferred
    Stock.......................                                         (353,836)
  Net income....................                                          146,283
                                  ---------   -------   -----------   -----------    --------    ---------   -----------
BALANCE, SEPTEMBER 30, 1997.....  2,755,202    27,552    (2,732,300)   (1,382,346)    (31,500)   1,698,929    (1,550,017)
  Accretion of Series A
    Convertible Preferred Stock
    through July 16, 1998.......                                       (1,640,863)
  Accretion of Series B
    Convertible Preferred Stock
    through July 16, 1998.......                                         (873,180)
  Conversion of warrants........                                         (363,908)                (259,856)      363,908
  Additional payment for
    treasury stock..............                                                                                (820,706)
  Conversion of Series A
    Convertible Preferred
    Stock.......................  1,700,136    17,001    10,543,922     4,479,325
  Conversion of Series B
    Convertible Preferred
    Stock.......................    866,425     8,664     6,828,721     1,227,016
  Issuance of common stock,
    net.........................  2,200,000    22,000    32,200,394
  Payment received on note
    receivable..................                                                       31,500
  Net income....................                                        5,255,200
                                  ---------   -------   -----------   -----------    --------    ---------   -----------
BALANCE, SEPTEMBER 30, 1998.....  7,521,763   $75,217   $46,840,737   $ 6,701,244    $     --    1,439,073   $(2,006,815)
                                  =========   =======   ===========   ===========    ========    =========   ===========

                                      TOTAL
                                  STOCKHOLDERS'
                                     EQUITY
                                    (DEFICIT)
                                  -------------
BALANCE, OCTOBER 1, 1995........   $(2,457,427)
  Treasury stock acquired.......    (1,550,017)
  Reclassification of
    undistributed losses upon
    Subchapter S revocation.....            --
  Subchapter S distributions....      (729,750)
  Accretion of Series A
    Convertible Preferred
    Stock.......................    (1,035,942)
  Net income....................     1,789,215
                                   -----------
BALANCE, SEPTEMBER 30, 1996.....    (3,983,921)
  Issuance of warrants in
    connection with subordinated
    debt offering...............       325,383
  Accretion of Series A
    Convertible Preferred
    Stock.......................    (1,802,520)
  Accretion of Series B
    Convertible Preferred
    Stock.......................      (353,836)
  Net income....................       146,283
                                   -----------
BALANCE, SEPTEMBER 30, 1997.....    (5,668,611)
  Accretion of Series A
    Convertible Preferred Stock
    through July 16, 1998.......    (1,640,863)
  Accretion of Series B
    Convertible Preferred Stock
    through July 16, 1998.......      (873,180)
  Conversion of warrants........            --
  Additional payment for
    treasury stock..............      (820,706)
  Conversion of Series A
    Convertible Preferred
    Stock.......................    15,040,248
  Conversion of Series B
    Convertible Preferred
    Stock.......................     8,064,401
  Issuance of common stock,
    net.........................    32,222,394
  Payment received on note
    receivable..................        31,500
  Net income....................     5,255,200
                                   -----------
BALANCE, SEPTEMBER 30, 1998.....   $51,610,383
                                   ===========

                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED SEPTEMBER 30,
                                                              ------------------------------------------
                                                                  1996           1997           1998
                                                              ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  1,789,215   $    146,283   $  5,255,200
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Extraordinary item........................................            --             --        566,145
  Depreciation and amortization.............................     1,383,235      2,798,404      3,920,362
  Loss on disposal of equipment.............................            --         18,845         58,749
  Deferred income tax provision (benefit)...................    (1,177,420)        71,040      1,104,809
  Changes in operating assets and liabilities, net of
    effects from acquisition of business:
    Increase in accounts receivable.........................      (631,945)    (1,251,986)      (703,558)
    Increase in inventory...................................    (2,411,139)    (6,534,336)    (7,202,268)
    (Increase) decrease in prepaid expenses and other
       current assets.......................................      (250,391)      (277,537)       185,123
    Increase (decrease) in accounts payable and accrued
       expenses.............................................       848,630       (936,490)     2,306,134
    Increase (decrease) in customer deposits................      (329,713)      (242,565)       167,533
    Increase in deferred rent...............................     1,441,315        357,195        400,120
    Decrease in deferred warranty...........................      (157,113)      (710,610)    (1,509,482)
    Increase (decrease) in other liabilities................            --        318,780       (120,120)
                                                              ------------   ------------   ------------
       Net cash provided by (used in) operating
         activities.........................................       504,674     (6,242,977)     4,428,747
                                                              ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................    (2,865,784)    (3,972,465)    (8,996,521)
Proceeds from sale of property and equipment................            --             --         13,350
Acquisition of business.....................................    (8,368,208)   (19,539,800)            --
                                                              ------------   ------------   ------------
       Net cash used in investing activities................   (11,233,992)   (23,512,265)    (8,983,171)
                                                              ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Amount due to bank..........................................       390,000      3,067,959       (877,392)
Proceeds from long-term borrowings, net of debt issue
  costs.....................................................     1,994,594     20,668,128             --
Payments of long-term debt..................................            --       (100,000)   (26,350,000)
Subchapter S distributions..................................      (729,750)            --             --
Issuance of preferred stock.................................    10,560,926      6,837,385             --
Issuance of common stock....................................            --             --     32,222,394
Additional payment for treasury stock.......................            --             --       (820,706)
Treasury stock acquired.....................................    (1,550,017)            --             --
                                                              ------------   ------------   ------------
       Net cash provided by financing activities............    10,665,753     30,473,472      4,174,296
                                                              ------------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............       (63,565)       718,230       (380,128)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................       502,172        438,607      1,156,837
                                                              ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $    438,607   $  1,156,837   $    776,709
                                                              ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest..................................................  $    538,718   $  1,538,077   $  3,179,757
                                                              ============   ============   ============
  Taxes.....................................................  $    860,541   $    358,000   $  3,552,989
                                                              ============   ============   ============

                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998

1.  BUSINESS OF THE COMPANY

New England Audio Co., Inc. ("NEA") was organized as a Massachusetts corporation in 1972. On June 1, 1998 NEA effected a 1 for 1.524 reverse stock split. On June 5, 1998 NEA was reorganized as a Delaware holding company, whereby all of the holders of capital stock, options and warrants of NEA exchanged their NEA securities for identical securities of Tweeter Home Entertainment Group, Inc. ("TWEETER"), a Delaware corporation on a 1 for 1 basis. All share data in these consolidated financial statements reflect the impact of the reverse stock split and the reorganization. The consolidated financial statements include the accounts of NEA, the wholly owned subsidiary of TWEETER, and NEA Delaware Inc., a Delaware corporation, the wholly owned subsidiary of NEA (collectively referred to as the "Company"). On July 16, 1998, the Company completed an initial public offering ("IPO"). As discussed in Notes 3 and 12, the Series A Redeemable Convertible Preferred Stock and the Series B Redeemable Convertible Preferred Stock (collectively the "Preferred Stock") automatically converted into 2,566,561 shares of common stock upon the completion of the IPO. The accompanying consolidated financial statements reflect this conversion as of July 16, 1998.

The Company sells home audio, video, entertainment and electronic products through a chain of fifty-two retail stores in New England, Mid-Atlantic and Atlanta, Georgia markets. The Company operates under the names "Tweeter, Etc.," "Bryn Mawr Stereo & Video" and "HiFi Buys." The Company operates in a single business segment of retailing audio and video consumer electronic products.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Tweeter Home Entertainment Group, Inc. and its subsidiaries (the "Company"). All material intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents for balance sheet and cash flow statement purposes.

INVENTORIES -- Inventories, which consist primarily of goods for resale, are stated at the lower of cost (average cost basis) or market.

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the respective assets. Amortization of improvements to leased properties is based upon the remaining terms of the leases or the estimated useful lives of such improvements, whichever is shorter. Furniture and fixtures are depreciated between three and seven years. Automobiles and trucks are depreciated over three years. Leasehold interests are amortized over the remaining lives of the leases. The purchased building is depreciated over a period of fifteen years.

GOODWILL -- Goodwill and other acquisition costs are being amortized on a straight-line basis over periods from twelve to twenty-five years.

OTHER ASSETS -- Other assets include deferred financing costs that are being amortized over the term of the financing, using the straight-line method, which approximates the interest method. Some of the deferred financing costs were written off during 1998 (see Note 14).

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS -- The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," approximates their recorded value.

LONG-LIVED ASSETS -- On an ongoing basis, the Company evaluates the carrying value of its long-lived assets based upon estimated future undiscounted cash flows relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

ACCOUNTING FOR ESTIMATES -- In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities that are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for potential bad debts, obsolete inventory, goodwill, the useful lives of its long-lived assets, the recoverability of deferred tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and do not believe that any change in those assumptions in the near term would have a significant effect on the consolidated financial position or results of operations. Actual results could differ from these estimates.

REVENUE RECOGNITION -- Revenue from merchandise sales is recognized upon shipment or delivery of goods. Service revenue is recognized when the repair service is completed.

AUTOMATIC PRICE PROTECTION -- Under this program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within twenty-five miles of the store advertises a lower price within thirty days, the Company automatically sends a check to the customer for the difference. The Company records the cost of its Automatic Price Protection policy to costs of sales, and carries a reserve based on management's estimate of future liability under the program.

EXTENDED WARRANTY SERVICE CONTRACTS -- Except as noted in the following paragraphs, the Company offers extended warranty service contracts on behalf of an unrelated third party on most of its products. These contracts are on a nonrecourse basis to the Company. The Company includes revenues from the sale of extended warranty contracts in net sales and records as cost of sales the amounts due to the third party for the cost for such contracts at the time of sale as the earnings process has been completed.

DEFERRED WARRANTY REVENUE -- On May 13, 1996 the Company acquired substantially all of the assets, and assumed some of the liabilities, of Bryn Mawr Radio and Television, Inc. and affiliate ("Bryn Mawr"). Bryn Mawr sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between twelve and sixty months. All revenue from the sale of extended warranty contracts sold through July 31, 1996 was deferred and the revenue is being amortized on a straight-line basis over the contract period. All costs related to the contracts are charged to expense when incurred. On August 1, 1996, the Company changed Bryn Mawr's warranty sales to a third-party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on Bryn Mawr's books as of the transaction date.

On May 30, 1997 the Company acquired certain assets and assumed certain liabilities of HiFi Buys, Inc. ("HiFi Buys"). HiFi Buys sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between twelve and sixty months. All revenue from the sale of extended warranty contracts sold through August 7, 1997 was deferred and the revenue is being amortized on a straight-line basis over

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

the contract period. Sales commission costs related to the contracts were also deferred and the cost is being amortized on a straight-line basis over the contract period. On August 8, 1997, the Company changed HiFi Buys' warranty sales to a third-party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on HiFi Buys' books as of the transaction date, and the sales that continued through August 7, 1997.

INCOME TAXES -- Effective September 1, 1987, the stockholders elected to have the Company taxed as an S Corporation for federal and certain state corporate income tax purposes. As part of a recapitalization that occurred on November 28, 1995, the Company revoked the election made by it under Section 1362(a) of the Internal Revenue Code. Upon revocation, the Corporation was changed from tax treatment as an S Corporation to tax treatment as a C Corporation. As such, the Company became responsible for federal and certain state income taxes, which were formerly the responsibilities of its stockholders.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities or assets are recognized for the estimated tax effects of temporary differences between financial reporting and taxable income and for loss carryforwards based on enacted tax laws and rates.

STORE OPENING COSTS -- Costs of a noncapital nature incurred prior to store openings are expensed as incurred.

STOCK-BASED COMPENSATION -- The Company, for the purposes of presentation in its financial statements, follows the precepts set forth in Accounting Principles Board Opinion No. 25 for computing compensatory aspects of stock-based compensation. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed the required pro forma effect on net income in Note 12.

DEFERRED RENT AND RENTAL EXPENSE -- Minimum rent expense is recorded using the straight-line method over the related lease term. The difference between current payments required and rent expense is reflected as deferred rent.

ADVERTISING -- Net costs for advertising, including electronic media, newspaper, buyer's guides and catalogs, which are expensed as incurred, amounted to $2,574,340, $3,561,573 and $3,957,746 for the years ended September 30, 1996,
1997 and 1998, respectively.

EARNINGS (LOSS) PER SHARE -- The Company computed earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings (loss) per share is calculated based on the weighted-average number of common shares outstanding, adjusted for the nominal issuance of certain warrants. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants, shares of Preferred Stock outstanding, when dilutive, and dilutive potential common shares (common stock options and warrants).

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share:

                                                   YEARS ENDED SEPTEMBER 30,
                                            ---------------------------------------
                                               1996          1997           1998
                                            ----------    -----------    ----------
BASIC EARNINGS (LOSS) PER SHARE ("EPS"):
Numerator:
  Net income..............................  $1,789,215    $   146,283    $5,255,200
  Accretion of preferred stock
     dividends............................   1,035,942      2,156,356     2,514,043
                                            ----------    -----------    ----------
Net income (loss) available to common
  stockholder's...........................     753,273     (2,010,073)    2,741,157
Denominator:
  Weighted average common shares
     outstanding..........................   1,570,641      1,302,876     2,116,640
  Nominal issuance of warrants............     369,631        369,631       369,631
                                            ----------    -----------    ----------
Weighted average shares outstanding.......   1,940,272      1,672,507     2,486,271
                                            ----------    -----------    ----------
Basic EPS.................................  $     0.39    $     (1.20)   $     1.10
                                            ==========    ===========    ==========
DILUTED EARNINGS (LOSS) PER SHARE:
Numerator.................................  $  753,273    $(2,010,073)   $5,255,200
Denominator:
  Weighted average common shares
     outstanding..........................   1,940,272      1,672,507     2,486,271
  Potential common stock outstanding......      42,865             --     2,547,532
                                            ----------    -----------    ----------
Total.....................................   1,983,137      1,672,507     5,033,803
                                            ----------    -----------    ----------
Diluted EPS...............................  $     0.38    $     (1.20)   $     1.04
                                            ==========    ===========    ==========

RECENT ACCOUNTING PRONOUNCEMENTS -- The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," SFAS No. 132, "Employees' Disclosures About Pensions and Other Post Retirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effect of adopting these Statements is not expected to be material to the Company's consolidated financial position or results of operations.

RECLASSIFICATION -- Various financial statement amounts for 1996 and 1997 have been reclassified to conform to the classifications used in the September 30, 1998 consolidated financial statements.

3.  CHANGES IN CAPITAL STRUCTURE

On July 16, 1998, the Company successfully completed an IPO of its common stock, resulting in net proceeds to the Company of $32.2 million, which was used to retire outstanding debt. The offering also required the mandatory conversion of all of the outstanding preferred stock into common stock, thereby eliminating significant rights enjoyed by the preferred stockholders, and significantly changing the capital structure of the Company. Among other rights, the preferred stock had redemption provisions that guaranteed the holders a minimum return on investment of 15% if the shares were redeemed. Mandatory redemption was to begin in 2001, if the Company had not successfully completed an IPO resulting in net proceeds to the Company of at least $15.0 million. In periods prior to the IPO, the Company accreted preferred stock to its redemption value with a charge to retained earnings. Upon conversion of the preferred stock to common stock, the Company eliminated all balances related to the preferred stock through retained earnings and additional paid-in capital.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

4.  PROPERTY AND EQUIPMENT

Major classifications of property and equipment are summarized below:

                                                       SEPTEMBER 30,
                                                 --------------------------
                                                    1997           1998
                                                 -----------    -----------
Leasehold improvements.........................  $17,050,196    $18,942,726
Furniture and equipment........................    8,380,734     10,185,549
Building.......................................           --      3,063,897
Land...........................................           --        940,000
Automobiles and trucks.........................      247,950        370,074
Construction in progress.......................      865,503        475,912
Leasehold interests............................      165,000        165,000
                                                 -----------    -----------
                                                  26,709,383     34,143,158
Less accumulated depreciation and
  amortization.................................    8,741,879     10,165,040
                                                 -----------    -----------
                                                 $17,967,504    $23,978,118
                                                 ===========    ===========

Depreciation and amortization (excluding amortization of goodwill) for the fiscal years ended September 30, 1996, 1997 and 1998 aggregated $1,226,109, $2,258,121 and $2,913,808, respectively.

5.  ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                        SEPTEMBER 30,
                                                  -------------------------
                                                     1997          1998
                                                  ----------    -----------
Compensation....................................  $1,422,106    $ 2,465,064
Advertising.....................................     900,952      1,832,127
Merchandise received not invoiced...............   1,576,413      1,748,947
Fringe benefits.................................     660,790      1,446,030
Sales taxes payable.............................     616,764      1,069,249
Group insurance.................................     220,826        255,000
Federal Income Taxes Payable....................     605,031             --
Other...........................................   2,389,623      3,190,407
                                                  ----------    -----------
                                                  $8,392,505    $12,006,824
                                                  ==========    ===========

6.  DEFERRED WARRANTY REVENUE

As part of the acquisition of Bryn Mawr in May of 1996, the Company assumed the deferred revenue on Bryn Mawr's books at that time. Amortization of the deferred warranty revenue for the years ended September 30, 1996, 1997 and 1998 was $253,529, $468,418 and $326,247, respectively, (see Note 2). Self-funded extended warranty contract sales were $96,416 in the year ended September 30, 1996.

As part of the acquisition of HiFi Buys on May 30, 1997, the Company assumed the deferred warranty revenue and expense related to the sale of self-funded extended warranty contracts on HiFi Buys' books at the date of the acquisition. Amortization of deferred warranty revenue was $478,145 and

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

$1,183,234 for the years ended September 30, 1997 and 1998, respectively, (see
Note 2). Self-funded extended warranty contract sales were $276,720 in the year ended September 30, 1997.

7.  DEBT

Long-term debt consists of the following:

                                                        SEPTEMBER 30,
                                                  -------------------------
                                                     1997           1998
                                                  -----------    ----------
Subordinated debt...............................  $16,787,816    $       --
Revolving term bank loan........................   14,500,000     5,250,000
                                                  -----------    ----------
Subtotal........................................   31,287,816     5,250,000
Less current portion............................      400,000            --
                                                  -----------    ----------
                                                  $30,887,816    $5,250,000
                                                  ===========    ==========

On November 28, 1995, as part of a recapitalization, the Company repurchased approximately 1,698,929 shares equaling 60% of its common stock from the Company's then principal stockholder for cash and subordinated debt of $550,017 and $1,000,000, respectively. The subordinated debt (the "Redemption Note") carried interest at an effective rate of 10.8% and became due upon the consummation of the Company's IPO. Interest was payable on a quarterly basis. The terms of the repurchase arrangement also required that should an IPO by the Company occur on or before June 30, 1999, an additional payment of $650,000 plus an amount equal to 9% interest per annum accruing on such amount from November 28, 1995 to the date of such offering be made (approximately $821,000 at the time of the effective date of the offering). This incremental payment would be made on the occurrence of an IPO, regardless of whether the Redemption Note was still outstanding. This additional payment was made upon completion of the Company's IPO. Also on November 28, 1995, $363,590 of long-term debt due to officers and related parties was converted to Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") as part of the recapitalization. On May 13, 1996, the remaining balance of the long-term debt due to officers and related parties was converted to Series A Preferred Stock as part of the recapitalization.

On May 13, 1996, in order to partially finance the acquisition of Bryn Mawr, the Company amended its loan agreement with the bank. Among other things, this amendment changed (a) the maximum balance from $6,000,000 to $12,000,000, (b) the maturity date from September 30, 1997 to April 30, 1998, and (c) certain financial covenants, the most restrictive of which continued to be the maintenance of certain debt coverage and leverage ratios.

On March 7, 1997, the Company amended its loan agreement with the bank, and entered into a Warrant and Debenture Commitment with certain of its stockholders. This financing enabled the Company to borrow from the bank an additional "Bridge Loan" of up to $2,000,000 due July 7, 1997. The proceeds of these borrowings were used to fund store expansions. As a condition of providing the Bridge Loan, the bank required a commitment from a third party to purchase the Bridge Loan prior to maturity. Certain participating stockholders of the Company entered into a Bridge Note Purchase Agreement with the bank, agreeing to purchase upon a put by the bank or upon the Company's request 10% Convertible Subordinated Debentures due 2000 (the "Debentures"), in an aggregate amount of $2,000,000. The Debentures were never issued because the related Bridge Loan was paid in full on May 30, 1997.

To induce the participating stockholders to enter into the Warrant and Debenture Commitment, the Company issued warrants to the participating stockholders for each month that they remained obligated under the Warrant and Debenture Commitment. During the time that this commitment

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

was in effect, the Company issued warrants to purchase an aggregate of 37,138 shares of the Company's common stock, with an exercise price of $6.46 per share and a term of five years. The Company repaid the Bridge Loan on May 30, 1997, and the obligations of the participating stockholders terminated under the Warrant and Debenture Commitment.

On May 30, 1997, in order to partially finance the acquisition of HiFi Buys, the Company replaced its loan agreement with the bank with a new senior acquisition and working capital financing agreement. Among other things, this new agreement changed (a) the maximum balance from $14,000,000 to $20,000,000, (b) the maturity date from April 30, 1998 to June 1, 2000, and (c) certain financial covenants, the most restrictive of which continued to be the maintenance of certain debt coverage and leverage ratios. The amount outstanding under the agreement totaled $14,500,000 at September 30, 1997, and was collateralized by the Company's inventory and certain other assets. The unpaid balances under this agreement bore interest at the lender's base rate, or LIBOR plus 2% if the Company committed the balances for a period of 30 days or more (8.16% at September 30, 1997).

On May 30, 1997, as part of the acquisition of HiFi Buys, the Company entered into a subordinated debt financing with a predecessor of HFB Associates, LLC (the "Seller"), and issued a $1,200,000 subordinated term note to the Seller, with principal payments made in thirty-six equal installments monthly. The unpaid principal balance bears an annual interest rate of 9.5%. At September 30, 1997, the unpaid balance on this note was $1,100,000. The note was paid in full in July 1998. In addition, the Company issued warrants to the Seller to purchase 104,960 shares of common stock with a ten-year term and an exercise price of $8.08 per share.

On May 30, 1997, in order to partially finance the acquisition of HiFi Buys, the Company entered into a senior subordinated debt financing with a group of institutional investors, and issued $15,000,000 of Senior Subordinated Promissory Notes (the "1997 Notes"), with warrants (see Note 12). The 1997 Notes bore an annual interest rate of 12% on the unpaid principal balance. Principal payments due under the 1997 Notes were $5,000,000 due on May 30 of 2002, 2003, and 2004. The 1997 Notes were paid in full upon the completion of the Company's IPO. The detachable warrants issued with the 1997 Notes are exercisable for up to 629,566 shares of the Company's common stock, with an exercise price of $.002 per share. Because these warrants had a fair value of $325,383, such discount was recorded on the debt. The discount accreted over the term of the debt. The balance of the discount was charged to extraordinary items at the time of repayment of these Notes (see Note 14).

As stated in Note 3, the Company completed an IPO of 2,710,000 shares of common stock on July 16, 1998. The Company sold 2,200,000 shares and 510,000 shares were sold by existing stockholders. Net proceeds received by the Company were $32,200,000. The Company has used these net proceeds to repay (i) approximately $14.5 million in outstanding indebtedness under its existing loan agreement with BankBoston, N.A.; (ii) approximately $15.0 million in outstanding indebtedness under the Senior Subordinated Promissory Notes dated May 30, 1997 issued in connection with the HiFi Buys acquisition; (iii) approximately $1.9 million in outstanding indebtedness under the Redemption Note dated November 28, 1995 issued in connection with a recapitalization pursuant to which the Company repurchased common stock from certain of its stockholders which amount includes a one-time payment of approximately $821,000 which became due to these stockholders upon the consummation of the IPO; and (iv) approximately $771,000 to repay outstanding indebtedness under the Subordinated Note dated May 30, 1997 issued in connection with the HiFi Buys acquisition.

On July 20, 1998, the Company amended its loan agreement with the bank. Among other things, this amendment changed (a) the maximum balance from $20,000,000 to $30,000,000 (b) the maturity

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

date from June 1, 2000 to July 31, 2001, and (c) certain financial covenants, the most restrictive of which continue to be the maintenance of certain debt coverage and leverage ratios. The amount outstanding under the agreement totaled $5,250,000 at September 30, 1998, and is collateralized by the Company's inventory, and certain other assets. The unpaid balances under this agreement bear interest at the lender's base rate, or LIBOR plus 2% if the Company commits the balances for a period of thirty days or more (base rate of 8.5% at September 30, 1998).

8.  EMPLOYEE SAVINGS PLAN

In October 1985, the Company established an employee savings plan covering all employees. Under the terms of the plan, which was adopted under Section 401(k) of the Internal Revenue Code, the Company can match employee contributions. Such matching contributions cannot exceed the employer's established annual percentage of compensation, which was a maximum of 6% for the years ended September 30, 1996, 1997 and 1998. The Company's contribution expense was $75,000, $100,000 and $290,000 for the years ended September 30, 1996, 1997 and
1998, respectively.

9.  COMMITMENTS AND CONTINGENCIES

The Company leases most of its stores, installation centers, warehouses and administrative facilities under operating leases. The lives of these leases range from five to twenty years with varying renewal options. The leases provide for base rentals, real estate taxes, common area maintenance charges and, in some instances, for the payment of percentage rents based on sales volume. Rent expense for the years ended September 30, 1996, 1997 and 1998 was $3,163,095, $5,978,819 and $8,637,505 respectively. Percentage rent expense was, $64,964, $47,243 and $41,833 for the years ended September 30, 1996, 1997 and 1998, respectively.

Future minimum rental commitments under non cancelable operating leases as of September 30, 1998 are as follows:

Year ended September 30, 1999.................  $ 8,446,493
Year ended September 30, 2000.................    8,336,893
Year ended September 30, 2001.................    7,957,409
Year ended September 30, 2002.................    7,544,449
Year ended September 30, 2003.................    6,985,012
Thereafter....................................   38,053,030
                                                -----------
     Total....................................  $77,323,286
                                                ===========

On June 23, 1998 the Company completed the purchase of a facility in Massachusetts to serve as the corporate headquarters, service center and distribution center in Massachusetts. The purchase price for this facility was $3.95 million, and the Company has spent an additional $1.40 million in related building improvements. The Company expects to finance the purchase and related improvements with a mortgage of $3.32 million.

Effective upon the consummation of the IPO, the Company has entered into employment agreements with certain key employees. These agreements provide for continued employment with termination by either party. Under certain circumstances, the key employees could receive an amount up to three times their annual base salary.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

10.  INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

The provision (benefit) for income taxes under SFAS No. 109 consisted of the following:

                                                    YEARS ENDED SEPTEMBER 30,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ------------------------------------
Current:
  Federal....................................  $   563,777    $21,821    $2,081,039
  State......................................      160,195      6,101       538,121
                                               -----------    -------    ----------
                                                   723,972     27,922     2,619,160
Deferred:
  Current deferral...........................     (176,615)    71,040     1,104,809
  Tax rate increase on temporary differences
     resulting from the revocation of the S
     Corporation election....................   (1,000,805)        --            --
                                               -----------    -------    ----------
                                               $  (453,448)   $98,962    $3,723,969
                                               ===========    =======    ==========

The tax effects of significant temporary differences comprising the Company's current and long-term net deferred tax assets are as follows:

                                                               SEPTEMBER 30,
                                                         --------------------------
                                                            1997           1998
                                                         --------------------------
Accruals and reserves..................................  $   574,272    $ 1,129,773
Deferred revenue.......................................      646,209        468,579
                                                         -----------    -----------
Net deferred tax assets -- current.....................    1,220,481      1,598,352
                                                         -----------    -----------
Deferred rent..........................................    1,036,466      1,191,676
Depreciation...........................................      854,091        663,705
Deferred revenue.......................................      931,364        450,384
Amortization and other.................................   (2,762,524)    (3,729,048)
                                                         -----------    -----------
Net deferred tax assets (liabilities) -- long-term.....       59,397     (1,423,283)
                                                         -----------    -----------
Total net deferred tax assets..........................  $ 1,279,878    $   175,069
                                                         ===========    ===========

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

The Company has determined that it is more likely than not that it will fully realize the deferred tax assets. Consequently, no valuation allowance was established as of September 30, 1997 and September 30, 1998. A reconciliation between the statutory and effective income tax rates is as follows:

                                                     YEARS ENDED SEPTEMBER 30,
                                                     --------------------------
                                                      1996      1997      1998
                                                     ------     -----     -----
Statutory income tax rate..........................   34.0%     34.0%     34.0%
State income taxes net of federal benefit..........    5.8%      5.8%      5.5%
Change in tax status...............................  (74.9)%      --%       --%
Other..............................................    1.2%      0.5%      0.5%
                                                     -----      ----      ----
Effective income tax rate..........................  (33.9)%    40.3%     40.0%
                                                     =====      ====      ====

11.  ACQUISITIONS

BRYN MAWR -- On May 13, 1996, the Company acquired the principal operating assets and assumed certain liabilities of Bryn Mawr. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's business relating to Bryn Mawr have been included in the consolidated statements of income since the acquisition date. The allocation of the purchase price resulted in goodwill of $5,600,900, which is being amortized over twenty-five years using the straight-line method. The net assets acquired at fair market value on May 13, 1996 were allocated as follows:

Inventory...................................................  $ 5,043,100
Property and equipment......................................    6,860,400
Other assets................................................      837,800
Accounts payable and accrued expenses.......................   (9,689,300)
                                                              -----------
     Net assets acquired....................................    3,052,000
Total purchase price and related costs......................    8,652,900
                                                              -----------
     Goodwill...............................................  $ 5,600,900
                                                              ===========

HIFI BUYS -- On May 30, 1997, the Company acquired the principal operating assets and assumed certain liabilities of HiFi Buys. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's business relating to HiFi Buys have been included in the consolidated statements of income since the acquisition date. The allocation of the purchase price resulted in goodwill of $15,826,949, which is being amortized over twenty-five years using the straight-line method. The net assets acquired at fair market value on May 30, 1997 were allocated as follows:

Inventory...................................................  $ 9,273,400
Property and equipment......................................    2,771,700
Accounts receivable.........................................    1,428,800
Other assets................................................      236,500
Accounts payable and accrued expenses.......................   (9,483,100)
                                                              -----------
     Net assets acquired....................................    4,227,300
Total purchase price and related costs......................   20,054,249
                                                              -----------
     Goodwill...............................................  $15,826,949
                                                              ===========

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

The following unaudited pro forma financial information reflects the consolidated results of operations for the Company for the years ended September 30, 1996 and 1997 as though the acquisitions had occurred on the first day of each fiscal year. The pro forma operating results are presented for comparative purposes only and do not purport to present the Company's actual operating results had the acquisitions been consummated on October 1, 1995 or results which may occur in the future.

                                                        YEARS ENDED SEPTEMBER 30,
                                                       ----------------------------
                                                           1996            1997
                                                       ------------    ------------
Net sales............................................  $207,359,183    $196,462,686
Net income...........................................     1,441,943         625,748
Net income (loss) available to common stockholders...       406,001      (1,530,608)
Basic earnings (loss) per share......................          0.21           (0.92)
Diluted earnings (loss) per share....................          0.20           (0.92)

The Company had also previously recorded approximately $809,000 of goodwill in connection with prior acquisitions.

Accumulated amortization of goodwill was approximately $1,227,000 and $2,144,000 for the years ended September 30, 1997 and 1998, respectively.

12.  STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

COMMON STOCK -- Holders of common stock are entitled to dividends if declared by the Board of Directors, and each share carries one vote. The common stock has no cumulative voting, redemption or preemptive rights.

SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK -- Series A and Series B Convertible Preferred Stock were entitled to significant additional rights beyond those granted to the common stock. These classes of stock were converted to common stock upon the IPO of the Company's common stock on July 16, 1998 (see
Note 3). Some of the rights that previously existed on this class of stock are as follows:

        Voting Rights -- Each preferred share was entitled to one vote for each common stock into which it is then convertible.

        Representative Directors -- Holders of a majority of the shares of Series A and Series B Convertible Preferred Stock and Investor Common Stock, voting separately as a single class, were entitled to elect two members of the Board of Directors. Holders of Series A and Series B Convertible Preferred Stock were also entitled to elect additional members of the Board of Directors under certain circumstances.

        Conversion Provisions -- All Convertible Preferred Stock was automatically convertible to common stock upon the completion of a public offering resulting in net proceeds to the Company of not less than $15,000,000. As of the date of the initial public offering (July 16, 1998), the conversion price under most circumstances of a Series A Preferred Share was $6.46. The conversion price of a Series B Preferred Share was $8.08. At the offering price of $17.00 per share, mandatory conversion was required under the terms of the Preferred Stock Agreement.

        Dividends -- No dividends shall were to be paid on the Common Stock unless the shares of Series A and Series B Convertible Preferred Stock received the same dividends that such shares

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

     would have received had they been converted into Common Stock prior to the record date for such dividend.

        Liquidation Preference -- In the event of involuntary liquidation, dissolution or winding up of the Company, each holder of Series A and Series B Convertible Preferred Stock was entitled to receive, prior and in preference to any distribution of any assets to holders of any other capital stock of the Company, the sum of (a) $6.46 or $8.08 per share for Series A and Series B, respectively, plus (b) an amount in the form of a dividend equal to a 15% rate of return compounded annually from the date of original issuance.

        Redemption Provisions -- Series A and Series B Convertible Preferred Stock were redeemable if (a) such redemption would not violate any of the existing subordination agreements between the Company and its Senior Lender, and (b) the Company had the consent of the Senior Subordinated Noteholders. Mandatory redemption of 6.5% of the total outstanding shares of both Series A and Series B, was required to occur on the last day of March, June, September and December commencing in 2001. The redemption price was equal to $6.46 per share for Series A and $8.08 per share for Series B, plus an amount in the form of a dividend equal to a 15% rate of return compounded annually and calculated from the original issue date. This Preferred Stock dividend was accreted using the interest method from the time of issuance, and this accretion was reversed upon the conversion to common stock.

        Reserved Shares -- As of September 30, 1997, there were 2,566,561 shares of common stock reserved for issuance upon conversion of the Preferred Stock. As of September 30, 1997 and 1998, there were 855,400 and 1,458,217 shares, respectively, of common stock reserved for issuance upon the exercise of options granted under the Company's Stock Option Plans.

As of September 30, 1997 and 1998 there were 771,664 shares and 511,808 shares, respectively, of common stock issuable upon the exercise of outstanding warrants.

On November 28, 1995 the Company purchased 1,698,929 shares of common stock from the former majority stockholder for $1,550,017 in cash and the Redemption Note. The terms of the repurchase arrangement also required that should an IPO by the Company occur on or before June 30, 1999, an additional payment of $650,000 plus an amount equal to 9% interest per annum accruing on such amount from November 28, 1995 to the date of such offering (approximately $821,000 at the time of the effective date of the Company's IPO). This incremental payment would be made on the occurrence of the IPO, regardless of whether the Redemption Note was still outstanding. Also on November 28, 1995, the Company authorized and issued 2,624,000 shares and 911,781 shares, respectively, of Series A Convertible Preferred Stock. In exchange for the shares issued, the Company received net cash proceeds of $5,469,110.

On January 16, 1996, the Board of Directors authorized a ten-for-one stock split. All share data in these financial statements reflect the impact of the split (see Note 1).

On May 13, 1996, the Company issued an additional 788,349 shares of Series A Convertible Preferred Stock for net proceeds to the Company of $5,091,818 in order to partially finance the acquisition of Bryn Mawr.

During the period from March 7, 1997 through May 30, 1997, the Company issued warrants to purchase 37,138 shares of common stock to certain stockholders who participated in a Warrant and Debenture Commitment relating to a Bridge Loan financing (see Note 7). The warrants have a five-year term and an exercise price of $6.46 per share. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. The warrants were issued at or above the fair value of the underlying stock; consequently, the Company has not assigned value to nor

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

recorded an expense for this warrant issuance. All of the warrants issued as part of this transaction were outstanding and exercisable at September 30, 1997 and September 30, 1998.

On May 30, 1997, the Company issued 866,425 shares of Series B Convertible Preferred Stock for net proceeds to the Company of $6,837,385 in order to partially finance the acquisition of HiFi Buys. Series B Convertible Preferred Stock is subject to essentially the same terms and conditions as the Series A Convertible Preferred Stock, except that the conversion price of Series B is $8.08 per share.

On May 30, 1997, the Company issued warrants to purchase 629,566 shares of common stock in connection with a subordinated debt offering in order to partially finance the acquisition of HiFi Buys. The warrants have a ten-year term, an exercise price of $.01, and are subject to certain transfer restrictions. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. That value was appraised to be $0.517 per share. Accordingly, the Company placed an aggregate value on the warrants of $325,383. All of the warrants issued as part of this transaction were outstanding as of September 30, 1997 and 369,710 are outstanding as of September 30, 1998. These warrants became immediately exercisable upon the consummation of the Company's IPO.

On May 30, 1997, the Company issued warrants to purchase 104,960 shares of common stock in connection with the subordinated debt issued to the seller of HiFi Buys. These warrants have a term of five years from the date of the IPO. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. The warrants were issued at or above the fair value of the underlying stock; consequently, the Company has not assigned value to nor recorded an expense for these warrants. The warrants have an exercise price of $8.08 per share and are outstanding and exercisable at September 30, 1998.

The weighted average exercise price for all warrants outstanding at September 30, 1997 and 1998, respectively, is $1.42 and $2.13. The following table summarizes information regarding stock warrants outstanding at September 30, 1998:

                NUMBER
             OUTSTANDING
                 AND           WEIGHTED-
AVERAGE      EXERCISABLE        AVERAGE
EXERCISE   AT SEPTEMBER 30,    REMAINING
 PRICES          1998         LIFE (YEARS)
--------   ----------------   ------------
 $0.01         369,710            8.70
  6.46          37,138            8.40
  8.08         104,960            8.70
 -----         -------            ----
 $2.13         511,808            8.68

INITIAL PUBLIC OFFERING -- On July 16, 1998, the Company completed an IPO of 2,710,000 shares of common stock. The Company sold 2,200,000 shares and 510,000 shares were sold by existing stockholders. Net proceeds received by the Company were $32.2 million. Net proceeds were used to repay indebtedness (see Note 7). There were no payments made to directors or officers of the Company, or to persons owning ten percent or more of any class of equity securities of the Company or to any affiliate of the Company, except that the Company repaid approximately $5.0 million on account of a promissory note, as described in Note 7, to one of the institutional investors. This investor beneficially owned 11.2% of the Company's common stock, immediately prior to the Offering.

COMMON STOCK INCENTIVE PLANS -- In November of 1995, the Company implemented a stock option plan, under which incentive and nonqualified stock options may be granted to management, key

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

employees and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors range from $.61 to $17.00 per share. Options are generally exercisable over a period from one to ten years from the date of the grant and are dependent on the vesting schedule associated with the grant. Options for 388,779, 568,274 and 658,076 shares were exercisable under the 1995 Stock Option Plan at September 30, 1996, 1997 and 1998, respectively. There were 30,438 shares available for future grants at September 30, 1997.

On June 1, 1998, the Company terminated the 1995 Stock Option Plan, and adopted the 1998 Stock Option and Incentive Plan (the "1998 Plan") to provide incentives to attract and retain executive officers, directors, key employees and consultants. The aggregate number of shares of common stock issuable under the 1998 Plan is equal to 1,458,217. In addition, the number of shares of common stock issuable under the 1998 Plan will increase, on each anniversary date of the adoption of the 1998 Plan, to that number of shares equal to the lesser of
(i) 2% of the total number of shares of common stock that are issued and outstanding on a fully diluted basis on each such anniversary date or (ii) 150,000 shares of common stock. As options granted under the 1998 Plan are exercised, the number of shares represented by such previously outstanding options will again become available for issuance under the 1998 Plan up to a maximum of 100,000 shares of common stock annually. There were no shares exercisable under the 1998 Stock Option Plan at September 30, 1998. There were 1,458,217 shares available for future grants at September 30, 1998.

The 1998 Plan is administered by the Compensation Committee of the Board of Directors, and will allow the Company to issue one or more of the following: stock options (incentive stock option's and non-qualified options), restricted stock awards, stock appreciation rights, common stock in lieu of certain cash compensation, dividend equivalent rights, performance shares and performance units (collectively, "Plan Awards"). The 1998 Plan will expire five years following its adoption. Awards made thereunder and outstanding at the expiration of the 1998 Plan will survive in accordance with their terms.

In any plan year no more than 25% of the shares reserved for issuance under the 1998 Plan may be used for Plan Awards consisting of restricted stock. All grants of restricted stock under the 1998 Plan will be subject to vesting over seven years, subject, however, at the Administrator's discretion, to acceleration of vesting upon the achievement of specified performance goals.

The 1998 Plan also provides for the grant or issuance of Plan Awards to directors of the Company who are not employees of the Company. These options will vest over a period of three years; provided such non-employee director is not removed before the end of his or her term. On June 1, 1998, the Board of Directors authorized the grant of options ("June 1998 Options") under the 1998 Plan, exercisable for a total of 209,988 shares of common stock, to certain officers, directors and employees of the Company. All such June 1998 Options were granted upon the consummation of the IPO, and the exercise price for all such June 1998 Options is $17.00 per share.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

The following summarizes transactions under the stock option plans:

                                                                            WEIGHTED-
                                                                             AVERAGE
                                            NUMBER OF       PER SHARE       EXERCISE
                                             SHARES       OPTION PRICE        PRICE
                                            ---------    ---------------    ---------
October 1, 1995
  Granted.................................    604,424    $ 0.61 to $7.10     $ 2.31
  Exercised...............................         --                 --         --
  Canceled................................         --                 --         --
                                            ---------                        ------
September 30, 1996........................    604,424    $ 0.61 to $7.10     $ 2.31
  Granted.................................    232,602    $ 6.46 to $8.08     $ 7.59
  Exercised...............................         --                 --         --
  Canceled................................     11,289    $ 0.61 to $6.46     $ 1.77
                                            ---------                        ------
September 30, 1997........................    825,737    $ 0.61 to $8.08     $ 3.72
  Granted.................................    229,270    $7.24 to $17.00     $15.74
  Exercised...............................         --                 --         --
  Canceled................................     10,282    $ 0.61 to $7.24     $ 3.24
                                            ---------                        ------
September 30, 1998........................  1,044,725    $0.61 to $17.00     $ 6.48
                                            =========

The following summarizes information about all stock options outstanding at September 30, 1998:

                                                   WEIGHTED-         NUMBER OF
                                   SHARES           AVERAGE           OPTIONS
                                OUTSTANDING        REMAINING        EXERCISABLE
EXERCISE                      AT SEPTEMBER 30,    CONTRACTUAL     AT SEPTEMBER 30,
PRICES                              1998          LIFE (YEARS)          1998
--------                      ----------------    ------------    ----------------
$ 0.61......................       215,676            7.3             172,146
  0.67......................       111,878            7.4             111,878
  1.52......................       107,584            7.2             107,584
  6.46......................       133,023            7.6              98,142
  7.10......................        44,148            7.7              44,148
  7.24......................       179,860            8.8              71,288
  8.08......................        52,890            8.8              52,890
 14.21......................           328            9.4                  --
 17.00......................       199,338            3.3                  --
                                 ---------                            -------
Total.......................     1,044,725            6.9             658,076
                                 =========                            =======

The weighted-average exercise price of all options outstanding as of September 30, 1997 and 1998 is $3.72 and $6.48, respectively.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

For purposes of determining the disclosure required by SFAS No. 123, the fair value of each stock option granted in 1996, 1997 and 1998 under the Company's stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model were as follows:

                                                           SEPTEMBER 30,
                                                        --------------------
                                                        1996    1997    1998
                                                        ----    ----    ----
Risk free interest rate...............................  6.21%   5.69%   5.67%
Expected life of option grants (years)................   5.0     4.0     3.3
Expected volatility of underlying stock...............  54.5%   54.5%     32%

Had compensation cost for stock option grants during the years ended September 30, 1996, 1997 and 1998 been determined under the provisions of SFAS No. 123, the Company's net income would have been approximately $1,742,600, $136,000 and $5,033,000, respectively. Pro forma diluted earnings (loss) per share would have been $0.36, $(1.21) and $1.00 for the years ended September 30, 1996, 1997 and 1998, respectively.

13.  RELATED PARTY TRANSACTIONS

In May 1996, in connection with the acquisition of Bryn Mawr, the Company entered into a consulting agreement with Bryn Mawr's former owner and a former director of the Company ("BMFO") for a term of four years (the "Consulting Period"). This consulting agreement was amended as of April 23, 1997 and currently the Company is obligated to pay BMFO a monthly salary of approximately $21,000 for each month during the first year after the commencement date of the agreement, and approximately $4,200 for each month during years three and four of the Consulting Period plus out-of-pocket expenses. No compensation or expenses were to be paid to BMFO for the second year of the Consulting Period. The Company also entered into certain lease agreements for three facilities in Pennsylvania with an affiliate of BMFO. Total yearly payments under these agreements aggregates to approximately $670,000.

14.  EXTRAORDINARY ITEM

In connection with the IPO on July 16, 1998, the Company recorded an extraordinary charge against current period income for the early extinguishment of debt. The Company wrote off deferred financing costs of $286,009 related to the 1997 Notes. The Company also wrote off $280,136 representing the unamortized portion of the discount related to the warrants issued in conjunction with the 1997 Notes. The gross amount of the extraordinary item was $566,145. The net effect of $339,687, after tax benefit of $226,458, was recorded in the consolidated statement of income as an extraordinary item.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the fiscal years ended September 30, 1997 and 1998, respectively.

                                                            THREE MONTHS ENDED
                                          ------------------------------------------------------
                                          DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                              1996          1997         1997          1997
                                          ------------    ---------    --------    -------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL YEAR 1997
Total revenue...........................    $34,988        $25,595     $28,211        $43,731
Gross profit............................     12,300          9,102       9,659         15,149
Net income (loss).......................      1,350            (47)       (698)          (459)
Net income (loss) available to common
  stockholders..........................        896           (495)     (1,234)        (1,178)
Basic earnings (loss) per share.........       0.54          (0.30)      (0.74)         (0.70)
Diluted earnings (loss) per share.......        0.4          (0.30)      (0.74)         (0.70)

                                                            THREE MONTHS ENDED
                                          ------------------------------------------------------
                                          DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                              1997          1998         1998          1998
                                          ------------    ---------    --------    -------------
FISCAL YEAR 1998
Total revenue...........................    $74,617        $54,512     $49,676        $53,483
Gross profit............................     25,381         19,468      17,419         18,754
Net income..............................      3,173          1,139         204            599
Net income (loss) available to common
  stockholders..........................      2,381            347        (588)           738
Basic earnings (loss) per share.........       1.42           0.21       (0.35)          0.11
Diluted earnings (loss) per share.......       0.69           0.17       (0.35)          0.11

16.  SUBSEQUENT EVENTS

On December 9, 1998, the Company reached an agreement in principle to acquire certain assets and liabilities of the retail operations of Home Entertainment, Inc. for consideration of approximately $8,200,000. The source of cash for the purchase price will be borrowings made under the Company's revolving line of credit. Home Entertainment, Inc. operates seven consumer electronics retail stores in the Dallas and Houston markets. The Company will continue the operation of the retail stores as well as the service and distribution facilities.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998
                                  (UNAUDITED)

                                  ASSETS

CURRENT ASSETS:
     Cash and cash equivalents..............................  $  3,912,650
     Accounts receivable, net of allowance for doubtful
      accounts of $560,000..................................    11,568,663
     Inventory..............................................    43,885,848
     Deferred tax assets....................................     1,598,352
     Prepaid expenses and other current assets..............       420,142
                                                              ------------
          Total current assets..............................    61,385,655
     Property and equipment, net............................    26,771,456
     Other assets, net......................................        72,660
     Goodwill, net..........................................    19,904,854
                                                              ------------
          TOTAL.............................................  $108,134,625
                                                              ============

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Amount due to bank.....................................  $  6,402,324
     Accounts payable.......................................    16,995,715
     Accrued expenses.......................................    19,729,731
     Customer deposits......................................     2,454,200
     Deferred warranty......................................     1,047,632
                                                              ------------
          Total current liabilities.........................    46,629,602
                                                              ------------
LONG TERM LIABILITIES:
     Rent related accruals..................................     2,927,031
     Deferred warranty......................................       816,067
     Deferred tax liabilities...............................     1,423,283
     Other long-term liabilities............................       170,940
                                                              ------------
          Total long-term liabilities.......................     5,337,321
                                                              ------------
          Total liabilities.................................    51,966,923
                                                              ------------
STOCKHOLDERS' EQUITY
     Preferred Stock, $.01 par value, 10,000,000 shares
      authorized, no shares issued and outstanding..........            --
     Common stock, $.01 par value, 30,000,000 shares
      authorized; 7,521,763 shares issued...................        75,217
     Additional paid in capital.............................    46,841,157
     Retained earnings......................................    10,964,766
                                                              ------------
          Total.............................................    57,881,140
     Less treasury stock: 1,229,251 shares at cost..........    (1,713,438)
                                                              ------------
          Total stockholders' equity........................    56,167,702
                                                              ------------
          TOTAL.............................................  $108,134,625
                                                              ============

      See notes to unaudited condensed consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1997             1998
                                                              ------------     ------------
Total revenue...............................................  $ 74,617,456     $ 86,784,153
Cost of sales...............................................   (49,236,638)     (57,233,284)
                                                              ------------     ------------
     Gross Profit...........................................    25,380,818       29,550,869
                                                              ------------     ------------
Selling expenses............................................    16,389,929       17,498,748
Corporate, general and administrative expenses..............     2,616,574        4,040,692
Amortization of goodwill....................................       221,301          215,400
                                                              ------------     ------------
Income from operations......................................     6,153,014        7,796,029
Interest expense............................................       864,948          200,498
                                                              ------------     ------------
Income before income taxes..................................     5,288,066        7,595,531
Income tax expense..........................................     2,115,232        3,038,212
                                                              ------------     ------------
NET INCOME..................................................  $  3,172,834     $  4,557,319
                                                              ============     ============
Accretion of preferred stock................................       791,820               --
                                                              ------------     ------------
Net income available to common stockholders.................  $  2,381,014     $  4,557,319
                                                              ============     ============
Basic earnings per share....................................  $       1.42     $       0.72
                                                              ============     ============
Diluted earnings per share..................................  $       0.69     $       0.64
                                                              ============     ============
Weighted average shares outstanding
     Basic..................................................     1,672,507        6,356,561
     Diluted................................................     4,589,499        7,102,100

      See notes to unaudited condensed consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 3,172,834    $ 4,557,319
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    1,057,177      1,084,598
     Gain on disposal of equipment..........................       (2,000)            --
     Changes in operating assets and liabilities:
       Increase in accounts receivable......................   (3,853,128)    (5,360,826)
       Increase in inventory................................   (1,871,769)    (5,523,537)
       Decrease in prepaid expenses and other assets........       18,433        103,570
       Increase in accounts payable and accrued expenses....   11,249,365     14,055,406
       Increase in customer deposits........................      993,551      1,031,643
       Increase in deferred rent............................      127,212        105,829
       Decrease in deferred warranty........................     (411,362)      (311,877)
       Decrease in other liabilities........................      (36,960)       (27,720)
                                                              -----------    -----------
          Net cash provided by operating activities.........   10,443,353      9,714,405
                                                              -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................   (1,444,858)    (3,659,478)
  Proceeds from sale of property and equipment..............        2,000             --
                                                              -----------    -----------
          Net cash used in investing activities.............   (1,442,858)    (3,659,478)
                                                              -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Amount due to bank........................................    2,375,572      2,331,014
  Payments of long-term debt................................   (2,500,000)    (5,250,000)
  Payments of subordinated debt.............................     (100,000)            --
                                                              -----------    -----------
          Net cash used in financing activities.............     (224,428)    (2,918,986)
                                                              -----------    -----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    8,776,067      3,135,941
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    1,156,837        776,709
                                                              -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 9,932,904    $ 3,912,650
                                                              ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest...............................................  $   669,905    $   567,287
                                                              ===========    ===========
     Taxes..................................................  $     7,000    $ 1,322,936
                                                              ===========    ===========

      See notes to unaudited condensed consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

The unaudited condensed consolidated financial statements of Tweeter Home Entertainment Group, Inc. and its subsidiaries ("Tweeter"), included herein, should be read in conjunction with the consolidated balance sheets as of September 30, 1997 and 1998, and the related consolidated statements of income, stockholder's equity (deficit) and cash flows for each of the three years in the period ended September 31, 1998, and the notes thereto, included elsewhere in this prospectus.

2.  Accounting Policies

Tweeter's unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the interim consolidated financial statements have been included. Operating results for the three-month period ended December 31, 1998 are not necessarily indicative of the results that may be expected for the year ending September 30, 1999. Tweeter typically records its highest revenue and earnings in the first fiscal quarter.

3.  Earnings per Share

Tweeter computed earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Basic earnings per share is calculated based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants. Diluted earnings per share is based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants, shares of preferred stock outstanding, when dilutive, and dilutive potential common shares (common stock options and warrants).

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share:

                                                                 THREE MONTHS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1998
                                                              ----------    ----------
BASIC EARNINGS PER SHARE:
Numerator:
  Net income................................................  $3,172,834    $4,557,319
  Accretion of preferred stock dividends....................     791,820            --
                                                              ----------    ----------
Net income available to common stockholder's................   2,381,014     4,557,319
Denominator:
  Weighted average common shares outstanding................   1,512,670     6,196,724
  Nominal issuance of warrants..............................     159,837       159,837
                                                              ----------    ----------
Weighted average shares outstanding.........................   1,672,507     6,356,561
                                                              ----------    ----------
Basic earnings per share....................................  $     1.42    $     0.72
                                                              ==========    ==========

DILUTED EARNINGS PER SHARE:
Numerator...................................................  $3,172,834    $4,557,319
Denominator:
  Weighted average shares outstanding.......................   1,672,507     6,356,561
  Potential common stock outstanding........................   2,916,992       745,539
                                                              ----------    ----------
Total.......................................................   4,589,499     7,102,100
                                                              ----------    ----------
Diluted earnings per share..................................  $     0.69    $     0.64
                                                              ==========    ==========

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

4.  Subsequent Events

On January 13, 1999, Tweeter filed a registration statement with the Securities and Exchange Commission for a public offering of both primary shares and shares to be sold by certain selling stockholders.

Tweeter expects that the proposed offering will consist of 2,500,000 shares of common stock, 2,000,000 of which will be offered by selling stockholders and 500,000 of which will be offered by Tweeter. The primary purposes of the offering are to provide an opportunity for Tweeter's early stage investors to sell a portion of their holdings in an orderly manner, and to raise cash for Tweeter for working capital and for potential acquisitions, including the recently announced agreement in principle described below to acquire certain assets of Home Entertainment of Texas, Inc.

                 DESCRIPTION OF INSIDE BACK COVER PAGE GRAPHICS

The back cover page graphics consist of three geographic maps which measure approximately 3.125 inch (width) by 2.75 inch (length) (based on an 8.5 inch by 11 inch page) vertically aligned to the left side of the page, three logos with captions vertically aligned in the top-right quadrant of the page, and a fourth geographic map, unbordered, measures approximately 2.5 inch (width) by 3.875 inch (length) (based on an 8.5 inch by 11 inch page) in the bottom-right quadrant of the page.

The three vertically aligned geographic maps on the left side of the page depict the regions of the U.S.A. in which Tweeter has stores. Gray dots mark store locations and states in which Tweeter stores are located are offset by white fill in each of the maps the following order from top to bottom:

        1. Connecticut, Massachusetts, New Hampshire and Rhode Island;

        2. Delaware, Maryland, New Jersey and Pennsylvania; and

        3. Georgia and Alabama.

The three logos vertically aligned in the top-right quadrant of the page read from top to bottom with captions centered below each (shown in parentheses below) as follows:

        1. "Tweeter, etc. (24 Locations);"

        2. "Bryn Mawr Stereo & Video (18 Locations);" and

        3. "HiFi Buys (11 Locations)."

The unbordered geographic map in the bottom-right quadrant of the page is a composite of the other three geographic maps described above, depicting coastal states (plus West Virginia and Vermont) from Alabama to New Hampshire, Gray dots mark store locations and states in which Tweeter stores are located are offset by white fill.

------------------------------------------------------
------------------------------------------------------

INVESTORS MAY RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. TWEETER, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE ANY DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF TWEETER'S COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES MEANS THAT INFORMATION IN THIS PROSPECTUS IS CORRECT OR COMPLETE AFTER THE DATE OF THIS PROSPECTUS.

                                ---------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Price Range of Common Stock...........   15
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Consolidated Financial and
  Operating Data......................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   31
Management............................   40
Principal and Selling Stockholders....   47
Certain Transactions..................   49
Description of Capital Stock..........   50
Underwriting..........................   54
Legal Matters.........................   55
Experts...............................   55
Available Information.................   56
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,500,000 Shares

                                  TWEETER HOME
                                 ENTERTAINMENT
                                  GROUP, INC.

                                  Common Stock
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------

                                 BT ALEX. BROWN

                            PAINEWEBBER INCORPORATED

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                JANUARY 27, 1999

------------------------------------------------------
------------------------------------------------------